Exhibit 4.8

Credit Agreement

                                 MARSULEX INC.

                                  as Borrower

                                    - and -

                             MARSULEX MONTREAL INC.
                MARSULEX ENVIRONMENTAL TECHNOLOGIES CORPORATION
                                  SULEX, INC.
                 MARSULEX REFINERY ENVIRONMENTAL SERVICES INC.
                             SOUCAR ENTERPRISES LLC
                              INVESTIS U.S., INC.
                                IT HOLDING, INC.
                    MARSULEX ENVIRONMENTAL TECHNOLOGIES, LLC
                           MARSULEX U.S. PARTNERSHIP
                            MARSULEX NOVA SCOTIA ULC
                         MARSULEX U.S. HOLDINGS, L.L.C.
                              4086554 CANADA INC.
                                 as Guarantors

                                    - and -

                       THE FINANCIAL INSTITUTIONS LISTED
                             ON THE SIGNATURE PAGES

                                   as Lenders

                                    - and -

                                BANK OF MONTREAL

                            as Administrative Agent

                                    - and -

                               BMO NESBITT BURNS

                                as Lead Arranger

 -----------------------------------------------------------------------------

                                CREDIT AGREEMENT
 -----------------------------------------------------------------------------

                          Dated as of August 16, 2005


                                          TABLE OF CONTENTS

Article 1
INTERPRETATION                                                                                             6
         Section 1.01      Defined Terms...................................................................6
         Section 1.02      Gender and Number..............................................................30
         Section 1.03      Interpretation not Affected by Headings, etc...................................30
         Section 1.04      Currency.......................................................................30
         Section 1.05      Certain Phrases, etc...........................................................31
         Section 1.06      Accounting Terms and Calculations..............................................31
         Section 1.07      Rateable Portion of Accommodations.............................................31
         Section 1.08      Incorporation of Schedules.....................................................31
         Section 1.09      Conflict.......................................................................31
         Section 1.10      References in Credit Documents.................................................31
         Section 1.11      Designated Senior Indebtedness.................................................31
Article 2
CREDIT FACILITIES                                                                                         33
         Section 2.01      Availability...................................................................33
         Section 2.02      Commitments and Facility Limits................................................33
         Section 2.03      Use of Proceeds................................................................34
         Section 2.04      Mandatory Scheduled Repayments.................................................34
         Section 2.05      Mandatory Prepayments..........................................................35
         Section 2.06      Optional Prepayments/Repayments and Reductions of Commitments..................35
         Section 2.07      Fees...........................................................................36
         Section 2.08      Payments under this Agreement..................................................36
         Section 2.09      Application of Payments and Prepayments........................................37
         Section 2.10      Computations of Interest and Fees..............................................37
         Section 2.11      Guarantees and Security........................................................38
         Section 2.12      Incremental Facility...........................................................39
Article 3
ADVANCES                                                                                                  42
         Section 3.01      The Advances...................................................................42
         Section 3.02      Procedure for Borrowing........................................................42
         Section 3.03      Conversions and Elections Regarding Advances...................................42
         Section 3.04      Circumstances Requiring Prime Rate Pricing.....................................43
         Section 3.05      Interest on Advances...........................................................44
Article 4
BANKERS' ACCEPTANCES                                                                                      46
         Section 4.01      Acceptances and Drafts.........................................................46
         Section 4.02      Form of Drafts.................................................................46
         Section 4.03      Procedure for Drawing..........................................................46
         Section 4.04      Presigned Draft Forms/Power of Attorney........................................47
         Section 4.05      Payment, Conversion or Renewal of BA Instruments...............................48
         Section 4.06      Circumstances Making Bankers' Acceptances Unavailable..........................48
Article 5
DOCUMENTARY CREDITS                                                                                       49
         Section 5.01      Documentary Credits............................................................49
         Section 5.02      Procedure for Issue............................................................49
         Section 5.03      Form of Documentary Credits....................................................49
         Section 5.04      Reimbursements of Amounts Drawn................................................50
         Section 5.05      Risk of Documentary Credits....................................................50
         Section 5.06      Fees  51
         Section 5.07      Repayments.....................................................................51
Article 6
CONDITIONS OF LENDING                                                                                     53
         Section 6.01      Conditions Precedent to the Initial Accommodation..............................53
         Section 6.02      Conditions Precedent to all Accommodations and Conversions.....................55
         Section 6.03      Conditions Precedent to Accommodations to make Permitted Acquisitions..........55
         Section 6.04      No Waiver......................................................................56
Article 7
REPRESENTATIONS AND WARRANTIES                                                                            57
         Section 7.01      Representations and Warranties of the Borrower and Guarantors..................57


         Section 7.02      Survival of Representations and Warranties.....................................62
Article 8
COVENANTS OF THE BORROWER AND GUARANTORS                                                                  63
         Section 8.01      Affirmative Covenants..........................................................63
         Section 8.02      Negative Covenants.............................................................67
         Section 8.03      Financial Covenants............................................................70
Article 9
EVENTS OF DEFAULT                                                                                         72
         Section 9.01      Events of Default..............................................................72
         Section 9.02      Remedies Upon Default..........................................................74
Article 10
THE AGENT AND THE LENDERS                                                                                 76
         Section 10.01     Authorization and Action.......................................................76
         Section 10.02     No Liability...................................................................76
         Section 10.03     Accommodations by Administrative Agent.........................................77
         Section 10.04     Holding of Security; Sharing of Payments, etc..................................77
         Section 10.05     Lender Credit Decisions........................................................79
         Section 10.06     Indemnification................................................................79
         Section 10.07     Liability of the Lender Parties inter se.......................................79
         Section 10.08     Successor Administrative Agents................................................79
Article 11
GUARANTEE                                                                                                 81
         Section 11.01     Guarantees and Indemnity.......................................................81
         Section 11.02     Absolute Liability.............................................................81
         Section 11.03     Remedies.......................................................................82
         Section 11.04     Successors of the Borrower.....................................................83
         Section 11.05     Amount of Guaranteed Obligations...............................................83
         Section 11.06     Payment on Demand..............................................................83
         Section 11.07     No Subrogation.................................................................83
         Section 11.08     Continuing Guarantee...........................................................84
         Section 11.09     Reinstatement..................................................................84
         Section 11.10     Contribution...................................................................84
         Section 11.11     Limitation On Guaranteed Obligations...........................................85
         Section 11.12     Additional Guarantors..........................................................85
         Section 11.13     Borrower Guarantee.............................................................86
Article 12
MISCELLANEOUS                                                                                             87
         Section 12.01     Amendment......................................................................87
         Section 12.02     Waiver.........................................................................87
         Section 12.03     Evidence of Debt and Accommodation Notices.....................................88
         Section 12.04     Notices, etc...................................................................88
         Section 12.05     Confidentiality................................................................88
         Section 12.06     Costs, Expenses and Indemnity..................................................89
         Section 12.07     Taxes and Other Taxes..........................................................91
         Section 12.08     Successors and Assigns.........................................................93
         Section 12.09     Right of Set-off...............................................................95
         Section 12.10     Accommodations by Lenders......................................................95
         Section 12.11     Rateable Payments..............................................................96
         Section 12.12     Judgment Currency..............................................................96
         Section 12.13     Interest on Accounts...........................................................96
         Section 12.14     Consent to Jurisdiction........................................................97
         Section 12.15     Severability...................................................................97
         Section 12.16     Risks of Superior Force........................................................97
         Section 12.17     Good Faith and Fair Consideration..............................................97
         Section 12.18     Illegality.....................................................................97
         Section 12.19     Cash Management Agreements.....................................................98
         Section 12.20     Governing Law..................................................................98
         Section 12.21     Counterparts...................................................................99


                                   SCHEDULES

         Schedules Relating to Accommodations

         Schedule 1    -           Form of Borrowing Notice
         Schedule 2    -           Form of Election Notice
         Schedule 3    -           Form of Drawing Notice
         Schedule 4    -           Form of Borrowing Base Certificate
         Schedule 5    -           Notice Periods and Amounts
         Schedule 6    -           Form of Compliance Certificate
         Schedule 7    -           Form of Issue Notice

         Schedules Relating to Closing Deliveries

         Schedule 8    -           List of Security Documents

         Disclosure Schedules

         Schedule 7.01(a)  -       Jurisdiction of Incorporation
         Schedule 7.01(f)  -       Location of Assets and Business
         Schedule 7.01(g)  -       Material Permits
         Schedule 7.01(h)  -       Trademarks, patents, etc.
         Schedule 7.01(i)  -       Owned Properties
         Schedule 7.01(j)  -       Leased Properties
         Schedule 7.01(p)  -       Subsidiaries
         Schedule 7.01(r)  -       Litigation
         Schedule 7.01(s)  -       Environmental Compliance
         Schedule 7.01(t)  -       Material Agreements
         Schedule 7.01(w)  -       Corporate Structure
         Schedule 7.01(z)  -       Pension Plans
         Schedule 7.01(aa) -       Existing Debt
         Schedule 8.02(a)  -       Permitted Debt
         Schedule 8.02(b)  -       Permitted Liens
         Schedule 8.02(l)  -       Business Jurisdictions

         Forms Schedules

         Schedule 9        -       Form of Assignment Agreement

         Other Schedules

         Schedule 10.      -       Applicable Margins/Applicable Commitment Fee
         Schedule 11.      -       Permitted Capital Expenditures
         Schedule 12.      -       Form of Supplement
         Schedule 13.      -       CBA Cross-Reference Summary

                                CREDIT AGREEMENT

         Credit Agreement dated as of August 16, 2005, among Marsulex Inc., as borrower, Marsulex Montreal Inc., Marsulex Environmental Technologies Corporation, Sulex Inc., Marsulex Refinery Environmental Services Inc., Soucar Enterprises LLC, Investis U.S., Inc., IT Holding, Inc., Marsulex Environmental Technologies, LLC, Marsulex U.S. Partnership, Marsulex Nova Scotia ULC, Marsulex U.S. Holdings, L.L.C. and 4086554 Canada Inc., as guarantors, the financial institutions that are listed on the signature pages hereto, as Lenders, Bank of Montreal, as Administrative Agent and BMO Nesbitt Burns, as Lead Arranger.

         WHEREAS the Borrower requested that the Lenders provide to it (a) non-revolving, senior secured term loan made available in two tranches, one a maximum principal amount of Cdn. $70,000,000 and the other in a maximum principal amount of Cdn. $10,000,000, and (b) a revolving, senior secured loan in a maximum principal amount of Cdn. $20,000,000;

         AND WHEREAS all of the proceeds of the loans to be made by the Lenders to the Borrower pursuant hereto shall be used for the purposes set out herein;

         AND WHEREAS the Lenders are willing to provide such loans to the Borrower upon and subject to the following terms and conditions:

         NOW THEREFORE the parties hereto, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, hereby covenant and agree as follows:

                                   ARTICLE 1
                                 INTERPRETATION

Section 1.01      Defined Terms

                  As used in this Agreement, the following terms have the following meanings:

                  "Accommodation" means (i) an Advance made by a Lender on the occasion of any Borrowing; (ii) the creation and purchase of Bankers' Acceptances or the purchase of completed Drafts by an Operating Lender or by any other Person on the occasion of any Drawing; and (iii) the issue of a Documentary Credit by the Documentary Credit Lender on the occasion of any Issue (each of which is a "Type" of Accommodation).

                  "Accommodation Notice" means a Borrowing Notice, a Drawing Notice, an Issue Notice or an Election Notice, as the case may be.

                  "Accommodations Outstanding" means, at any time, (A) under a Credit Facility, in relation to (i) the Borrower and all Lenders under such Credit Facility, the amount of all Accommodations Outstanding thereunder at such time made to the Borrower by such Lenders; and (ii) the Borrower and each Lender under such Credit Facility, the amount of all Accommodations Outstanding thereunder at such time made to the Borrower by such Lender (B) in respect of Documentary Credits, in relation to the Borrower and the Documentary Credit Lender, the Face Amount of all Documentary Credits outstanding at such time issued by the Documentary Credit Lender to such Borrower. In determining Accommodations Outstanding, the aggregate amount thereof shall be determined on the basis of (y) in the case of all Credit Facilities, the aggregate outstanding principal amount of all Advances and the Face Amount of all outstanding Bankers' Acceptances, completed Drafts and BA Equivalent Notes which any relevant Lender has purchased and (z) in the case of the Operating Facility, shall include (a) in respect of the Operating Lenders, an amount equal to the Face Amount of all Documentary Credits for which the Operating Lenders are contingently liable to make an Advance in accordance with Section 5.04(2) (and in respect of each Operating Lender, a rateable part of such Face Amount). In determining Accommodations Outstanding, the foregoing amounts shall be expressed in Cdn. Dollars and each relevant U.S. Dollar amount shall be converted, for the purposes of such calculation, into its Equivalent Cdn. $ Amount as of the date of calculation.

                  "Acquisition" means the acquisition of all of the issued and outstanding shares of Seaway TLC Inc. as more particularly described in and pursuant to the Acquisition Agreement.

                  "Acquisition Agreement" means that certain purchase and sale agreement dated as of June 29, 2005 between the Borrower, as purchaser and John
T. Corcia, Corcia Family Irrevocable Trust, Roger Gibb, Joseph Hartman Restated Revocable Trust, John Jenchura, Marcel Montigny, Steve Bruni, Richard Dufresne, Michel Bouvier, Guy Grondin and Denise Arbic, as vendors, and Joseph Hartman.

                  "Adjusted Consolidated Basis" means, for any period, the results of operations of the Borrower and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, but (i) excluding the results of operations of any Person that is not the Borrower and its Restricted Subsidiaries on the last day of such period, and which would otherwise be included in such consolidated results of operations of the Borrower and its Restricted Subsidiaries; and (ii) including the results of operations for such period of each Person that during such period, became a Restricted Subsidiary and which is a Restricted Subsidiary on the last day of such period on a pro forma basis for such period.

                  "Adjusted Eligible Receivables" means the sum of Investment Grade Receivables and Non-Investment Grade Receivables; provided that no more than 2% of all Adjusted Eligible Receivables shall constitute Non-Investment Grade Receivables from any one Person without the written consent of the Administrative Agent.

                  "Administrative Agent" means Bank of Montreal as Administrative Agent for the Lenders under this Agreement, and any successor appointed pursuant to Section 10.08.

                  "Advances" means advances made by a Lender under Article 3 and "Advance" means any one of such advances. An Advance made under the Operating Facility is designated an "Operating Advance" and an Advance made under the Term Facilities is designated as a "Term Advance". Advances may be denominated in Canadian Dollars (a "Canadian Dollar Advance") or in U.S. Dollars (a "U.S. Dollar Advance"). A Canadian Dollar Advance is designated a "Canadian Prime Rate Advance" and a U.S. Dollar Advance may be designated as a "Eurodollar Rate Advance" or a "Base Rate (Canada) Advance", as applicable. Canadian Prime Rate Advances and Base Rate (Canada) Advances are referred to, collectively, as "Floating Rate Advances". Each of a Eurodollar Rate Advance, a Canadian Prime Rate Advance and a Base Rate (Canada) Advance is a "Type" of Advance.

                  "Affiliate" means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

                  "Agreement" means this credit agreement and all schedules hereto and instruments in amendment or confirmation of it; and the expressions "Article" and "Section" followed by a number mean and refer to the specified Article or Section of this Agreement.

                  "Amount Drawn" has the meaning specified in Section 5.04(1).

                  "Annual Business Plan" means detailed forecasted balance sheets, income statements and statements of operations and cash flow, prepared in accordance with GAAP (to the extent applicable) in respect of the next following Financial Year and each Financial Quarter therein for the Borrower's consolidated operations and supported by appropriate explanations, notes and information.

                  "Applicable Commitment Fee" means, at any time, in respect of the Operating Facility and Tranche B Credit Facility, the applicable commitment fee expressed as a percentage per annum set forth in Schedule 10 applicable at such time. The Applicable Commitment Fee shall be adjusted as provided in
Schedule 10, provided that in the case of an adjustment to be made as a result of any change in the Total Debt Ratio, such adjustment shall be made on the next Business Day after the Administrative Agent receives the relevant Compliance Certificate calculating the Total Debt Ratio. Upon the occurrence and during the continuance of a Default or Event of Default, the Applicable Commitment Fee shall revert to the highest rates provided for in this Agreement.

                  "Applicable Fronting Fee" means 0.125% per annum.

                  "Applicable Incremental Rate" has the meaning specified in
Section 2.12(3)(g).

                  "Applicable Margins" means, at any time, the margins expressed as a percentage per annum set forth in Schedule 10 applicable at such time. Each Applicable Margin shall be adjusted as provided in Schedule 10, provided that in the case of an adjustment to be made as a result of any change in the Total Debt Ratio, such adjustment shall be made on the next Business Day after the Administrative Agent receives the relevant Compliance Certificate calculating the Total Debt Ratio. If at the time of a change in the Drawing Fee there exists any outstanding Drawings under the Operating Facility or the Term Facilities, the Borrower shall pay to the Administrative Agent, for the rateable benefit of the applicable Lenders (in the case of an increase in the Drawing Fee) or receive repayment or credit from the applicable Lenders (in the case of a decrease in the Drawing Fee) an amount in respect of each such Drawing equal to the product obtained by multiplying (i) the product obtained by multiplying (w) the difference between the Drawing Fee in effect prior to such change and the Drawing Fee in effect immediately after such change, by (x) the aggregate Face Amount of such Drawing, by (ii) the quotient obtained by dividing (y) the number of days to maturity remaining in respect of such Drawing, by (z) 365 days or 366, as the case may be. Any payment as a result of a change in the Applicable Margin shall be made, in respect of Drawings, on the next maturity date thereof in accordance with Article 4. Upon the occurrence and during the continuance of a Default or an Event of Default, each of the Applicable Margins shall revert to the highest rates provided for in this Agreement.

                  "Applicable Term Rate" has the meaning specified in Section 2.12(3)(g).

                  "Approved Hedge Program" means the proposed program of Hedging Transactions of the Borrower to be effected pursuant to Eligible Hedging Agreements, including, without limitation, hedging limits, terms and restrictions, as provided to the Lenders pursuant to Section 6.01(a)(M) which Approved Hedge Program shall not be amended without the prior written consent of the Required Lenders.

                  "Assets" means, with respect to the Borrower and each of its Subsidiaries, all property, assets and undertakings of the Borrower and each of its Subsidiaries of every kind and wheresoever situate, whether now owned or hereafter acquired.

                  "Assignee" has the meaning specified in Section 12.08(3).

                  "Authorization" means, with respect to any Person, any authorization, order, permit, approval, grant, licence, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decree, by-law, rule or regulation of any Governmental Entity having jurisdiction over such Person, whether or not having the force of Law.

                  "Bankers' Acceptances" has the meaning specified in Section 4.01(1).

                  "BA Equivalent Note" has the meaning specified in Section 4.03(3).

                  "BA Instruments" means, collectively, Bankers' Acceptances, Drafts and BA Equivalent Notes, and, in the singular, any one of them.

                  "Base Rate (Canada)" means, at any time, the rate of interest per annum equal to the greater of (i) the rate which the principal office of the Administrative Agent in Toronto, Ontario announces from time to time as the reference rate of interest for loans in U.S. Dollars to its Canadian borrowers; and (ii) the Federal Funds Rate (expressed as a 365 day rate) plus 0.50%, adjusted automatically with each change in such rates all without the necessity of any notice to the Borrower or any other Person.

                  "Base Rate (Canada) Advance" has the meaning specified in the definition of "Advances".

                  "Beneficiary" means, in respect of any Documentary Credit, the beneficiary named in the Documentary Credit.

                  "Borrower" means Marsulex Inc. and its successors and permitted assigns.

                  "Borrower's Accounts" means in respect of the Borrower (i) for Canadian Dollars, the Borrower's Canadian Dollar account, and (ii) for U.S. Dollars, the Borrower's U.S. Dollar account, in each case, maintained by National Bank of Canada at its Toronto main branch, the particulars of which shall have been notified to the Administrative Agent by the Borrower.

                  "Borrowing" means a borrowing consisting of one or more Advances.

                  "Borrowing Base" means, at the time of any determination thereof, an amount equal to, without duplication, 80% of the amount of Adjusted Eligible Receivables.

                  "Borrowing Base Certificate" means a certificate of the Borrower, in substantially the form of Schedule 4, on which the Borrower has set forth the calculation of the Borrowing Base as of the date of the certificate.

                  "Borrowing Notice" has the meaning specified in Section 3.02.

                  "Buildings and Fixtures" means all plant, buildings, structures, erections, improvements, appurtenances and fixtures (including fixed machinery and fixed equipment).

                  "Business" means the business of (i) outsourced environmental compliance solutions; (ii) sulphuric acid regeneration services; (iii) sulphur extraction and conversion; (iv) air emission controls; (v) marketing of sulphur products; and (vi) with respect to each of the preceding clauses (i),
(ii),(iii), (iv) and (v), related or similar businesses and activities..

                  "Business Day" means any day of the year, other than a Saturday, Sunday or other day on which banks are required or authorized to close in Toronto, Ontario and, where used in the context of (i) a Eurodollar Rate Advance, also a day on which banks are not required or authorized to close in New York City and dealings are carried on in the London interbank market; and (ii) a Base Rate (Canada) Advance, also a day on which banks are not required or authorized to close in New York City.

                  "Canadian Dollar Advance" has the meaning specified in the definition of "Advances".

                  "Canadian Dollars" and "Cdn. $" each means lawful money of Canada.

                  "Canadian Prime Rate" means, at any time, the rate of interest per annum equal to the greater of (i) the rate which the principal office of the Administrative Agent in Toronto, Ontario quotes, publishes and refers to as its "prime rate" and which is its reference rate of interest for loans in Canadian Dollars to its Canadian borrowers; and (ii) the sum of (y) the average rate for Canadian Dollar bankers' acceptances having a term of 1 month that appears on the Reuters Screen CDOR Page (or any replacement of such page) as of 10:00 a.m. (Toronto time) on the date of determination, as reported by the Administrative Agent, and (z) 1.0%, adjusted automatically with each quoted or published change in such rate, all without the necessity of any notice to the Borrower or any other Person.

                  "Canadian Prime Rate Advance" has the meaning specified in the definition of "Advances".

                  "Capital Expenditures" means expenditures made for the purchase, lease or acquisition of assets (other than Current Assets) required to be capitalized in accordance with GAAP.

                  "Capitalized Lease Obligation" of any Person means any obligation of such Person to pay rent or other amounts under a lease of property, real or personal, that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of such obligation shall be the capitalized amount thereof determined in accordance with GAAP.

                  "Cash Interest Expense" means, for any period, for the Borrower and its Subsidiaries, the amount of all items properly classified as interest expense (other than any up-front fees payable in connection with this Agreement) paid or payable by the Borrower and its Subsidiaries during such period (other than any such interest which is not payable in cash or is accrued and capitalized in such period) and includes, for greater certainty, until the Non-Recourse Date, interest payable by Marsol in connection with the Syncrude Financing.

                  "Cash Management Agreement" means a cash management agreement, centralized banking agreement or other agreement in respect of treasury, depository, centralized banking or cash management services between the Borrower, one or more Guarantors and a Cash Management Bank pursuant to which such Cash Management Bank is providing treasury, depository, centralized banking or cash management services to the Borrower and one or more Guarantors involving the operation of certain bank accounts maintained with such Cash Management Bank.

                  "Cash Management Bank" means, subject to Section 12.19, any Lender or an Affiliate of a Lender party to a cash Management Agreement.

                  "Cash Management Debt" has the meaning specified in Section 8.02(a)(vi).

                  "Change of Control" means any Person other than TD Capital Canadian Private Equity Partners acquires legal or beneficial ownership, either directly or indirectly, of a majority of the votes attached to the securities of the Borrower entitled to vote for the election of the Borrower's board of directors.

                  "Claim" means any claim of any nature whatsoever, including any demand, liability, obligation, cause of action, suit, proceeding, judgment, award, assessment and reassessment.

                  "Claiming Lender" has the meaning specified in Section
12.06(5).

                  "Closing Date" means the date of initial funding under the Term Facilities, which date shall be not later than August 31, 2005.

                  "Collateral" means any and all Assets of the Borrower or any of its Subsidiaries in respect of which the Administrative Agent or any Lender has or will have a Lien securing any amount owing under a Credit Document.

                  "Commitment" means, at any time, in respect of (i) the Operating Facility Cdn. $20,000,000 or the Equivalent U.S. $ Amount (as may be reduced from time to time pursuant to Article 2, the "Operating Commitment");
(ii) the Tranche A Credit Facility, Cdn. $70,000,000 or the Equivalent U.S. $ Amount (as may be reduced from time to time pursuant to Article 2, the "Tranche A Commitment"); (iii) the Tranche B Credit Facility, Cdn. $10,000,000 or the Equivalent U.S. $ Amount (as may be reduced from time to time pursuant to Article 2, the "Tranche B Commitment"); and (iv) Documentary Credits, U.S.$5,000,000 or the Equivalent Cdn. $ Amount (provided, for greater certainty, that the commitments in respect of Documentary Credits constitute part of the Operating Commitment). A "Lender's Operating Commitment" means at any time, the amount designated as such and set forth opposite the Lender's name on the signature pages hereof, as may be reduced from time to time pursuant to Article 2, a "Lender's Tranche A Commitment", a "Lender's Tranche B Commitment" and a "Documentary Credit Lender's Commitment" means at any time, the relevant amount designated as such and set forth opposite the Lender's name on the signature pages hereof, as may be reduced from time to time pursuant to
Article 2.

                  "Compliance Certificate" means a certificate of the Borrower, substantially in the form of Schedule 6, signed on its behalf by its chief financial officer or any other officer acceptable to the Administrative Agent.

                  "Consolidated Current Assets" means the sum of all Current Assets of the Borrower and its Restricted Subsidiaries, without duplication.

                  "Consolidated Current Liabilities" means the sum of all Current Liabilities of the Borrower and its Restricted Subsidiaries, without duplication.

                  "Consolidated Depreciation and Amortization Expense" means, for any period, depreciation and amortization of the Borrower and its Restricted Subsidiaries for such period, determined in accordance with GAAP, without duplication.

                  "Consolidated Debt" means the aggregate of all Debt of the Borrower and its Restricted Subsidiaries, without duplication.

                  "Consolidated EBITDA" means, for any period and without duplication, Consolidated Net Earnings determined on an Adjusted Consolidated Basis (A) increased, to the extent deducted in calculating Consolidated Net Earnings, by the sum of (i) Consolidated Interest Expense; (ii) all income taxes of the Borrower and its Restricted Subsidiaries in accordance with GAAP for such period; (iii) Consolidated Depreciation and Amortization Expense; (iv) severance costs incurred prior to the date hereof or in relation to an acquisition, restructuring costs incurred in relation to an acquisition, non-cash asset impairment charges and acquisition transition services costs;
(v) any costs on a pro forma basis not reasonably expected to continue after the Acquisition or after a Permitted Acquisition (other than costs referred to in clause (vi) hereof); (vi) any cost associated with Permitted Acquisitions that have failed in an amount not to exceed Cdn. $500,000, in any Financial Year, and (vii) losses of the Borrower and its Restricted Subsidiaries not incurred in the ordinary course of business, all as determined at such time in accordance with GAAP; and (B) decreased, to the extent added in calculating Consolidated Net Earnings, by gains of the Borrower and its Restricted Subsidiaries not incurred in the ordinary course of business, all as determined at such time in accordance with GAAP.

                  "Consolidated Interest Expense" means, for any period for the Borrower and its Restricted Subsidiaries, all items properly classified as interest expense in accordance with GAAP.

                  "Consolidated Net Earnings" means, for any period, the net income (loss) of the Borrower and its Restricted Subsidiaries determined in accordance with GAAP.

                  "Consolidated Senior Secured Debt" means, at any time, the aggregate of all Senior Secured Debt of the Borrower and its Restricted Subsidiaries at such time.

                  "Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. "Controlling" and "Controlled" have corresponding meanings.

                  "Credit Documents" means this Agreement, the BA Instruments, the Security Documents, any Eligible Hedging Agreements, any Cash Management Agreements, the Intercreditor Agreement, any Supplement and all other documents to be executed and delivered to the Administrative Agent or the Lenders, or both, by the Borrower and its Subsidiaries, as the case may be, as the same have been or may at any time and from time to time hereafter be amended, restated, supplemented, otherwise modified or replaced.

                  "Credit Facilities" means, collectively, the Operating Facility and the Term Facilities and, in the singular, any one of them.

                  "Current Assets" means, at any time, with respect to a Person, any Assets of that Person that will be converted into cash in the normal operation of the business of that Person within one year of that time as disclosed in the financial statements of that Person prepared in accordance with GAAP.

                  "Current Liabilities" means, at any time, with respect to a Person, any liability of that Person that will be paid in the normal operation of the business of that Person within one year, as disclosed in the financial statements of that Person prepared in accordance with GAAP.

                  "DBRS" means Dominion Bond Rating Service Limited and any successor thereof.

                  "Debt" of any Person means, at any time, (without duplication) (i) all indebtedness for borrowed money including borrowings of commodities, bankers' acceptances, letters of credit or letters of guarantee;
(ii) all indebtedness for the deferred purchase price of property or services represented by a note or other evidence of indebtedness; (iii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by the Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (iv) all indebtedness of another Person secured by a Lien on any properties or assets of the Person; (v) all obligations under leases which have been or should be, in accordance with GAAP (with GAAP, for the purposes of this clause (v) in the definition of Debt, to be as of the date hereof), recorded as capital leases in respect of which the Person is liable as lessee; (vi) the aggregate amount at which any shares in the capital of the Person which are redeemable or retractable at the option of the holder may be retracted or redeemed for cash or Debt provided all conditions precedent for such retraction or redemption have been satisfied; (vii) all Debt Guaranteed by the Person; and (viii) all current liabilities of such Person represented by a note, bond, debenture or other evidence of debt.

                  "Debt Guaranteed" by any Person means the maximum amount which may be outstanding at any time of all Debt of the kinds referred to in
(i) through (vi) and (viii) of the definition of Debt which is directly or indirectly guaranteed by the Person or which the Person has agreed (contingently or otherwise) to purchase or otherwise acquire, or in respect of which the Person has otherwise assured a creditor or other Person against loss, provided that in circumstances in which less than such amount has been guaranteed by the Person, only the guaranteed amount shall be taken into account in determining such Person's Debt Guaranteed.

                  "Default" means an event which, with the giving of notice or passage of time, or both, would constitute an Event of Default.

                  "Depreciation and Amortization Expense" means, for any period and for any Person, depreciation and amortization of such Person for such period, determined in accordance with GAAP, without duplication.

                  "Distribution" means, in respect of any Person, the amount of
(i) any dividend or other distribution on issued shares or other equity interests of such Person; (ii) the purchase, redemption or retirement amount of any issued shares, warrants or any other options or rights to acquire shares of the Person redeemed, retired or purchased by such Person; (iii) any payment made on, under, or in respect of, any Debt of such Person, including interest, sinking fund or any like payment; (iv) any payment on account of any principal, interest or premium on any loans or advances owing at any time by such Person to any Related Party; or (v) any loan to or guarantee of the indebtedness of any Related Party.

                  "Disposition" means, with respect to any property of any Person, any direct or indirect sale, lease (where such Person is the lessor of such property), voluntary disposition (including by way of a Sale-Leaseback Transaction, reorganization, consolidation, amalgamation or merger), transfer (including any transfer of title or possession), exchange, conveyance, release, abandonment or seizure and, for the purposes of Section 2.05(3) (but only for such purposes), also includes any expropriation, condemnation, forfeiture, actual or constructive total loss or other involuntary disposition, and "Dispose" and "Disposed" have meanings correlative thereto.

                  "Documentary Credit" means a U.S. Dollar or Canadian Dollar denominated standby letter of credit, commercial letter of credit or letter of guarantee (each of which is a "Type" of Documentary Credit) issued or to be issued by the Documentary Credit Lender for the account of the Borrower pursuant to Article 5 and in such form as the Administrative Agent may from time to time approve.

                  "Documentary Credit Account" has the meaning specified in
Section 5.07(1).

                  "Documentary Credit Lender" means Bank of Montreal.

                  "Documentary Credit Lender's Commitment" has the meaning specified in the definition of "Commitment".

                  "Draft" means, at any time, (i) a bill of exchange, within the meaning of the Bills of Exchange Act (Canada), drawn by the Borrower on a Lender and bearing such distinguishing letters and numbers as the Lender may determine, but which at such time has not been completed as to the payee or accepted by the Lender; and (ii) a depository bill within the meaning of the Depository Bills and Notes Act (Canada).

                  "Drawing" means (i) the creation and purchase of Bankers' Acceptances by a Lender pursuant to Article 4; or (ii) the purchase of completed Drafts by a Lender pursuant to Article 4.

                  "Drawing Date" means any Business Day fixed for a Drawing pursuant to Section 4.03.

                  "Drawing Fee" means, with respect to each Bankers' Acceptance or Draft drawn by the Borrower and purchased by any Person on any Drawing Date, an amount equal to the Applicable Margin, multiplied by the product of (i) a fraction, the numerator of which is the number of days, inclusive of the first day and exclusive of the last day in the term of maturity of such Bankers' Acceptance or Draft, and the denominator of which is 365 or 366, as the case may be; and (ii) the aggregate Face Amount of the Bankers' Acceptance or Draft.

                  "Drawing Notice" has the meaning specified in Section
4.03(1).

                  "Drawing Price" means, in respect of Bankers' Acceptances or Drafts purchased by a Lender or any other Person, the result obtained by multiplying (a) the aggregate Face Amount of the Bankers' Acceptances or Drafts by (b) the amount (rounded up or down to the fifth decimal place with .000005 being rounded up) determined by dividing one by the sum of one plus the product of (x) the Reference Discount Rate, and (y) a fraction the numerator of which is the number of days to maturity of the Bankers' Acceptances or Drafts and the denominator of which is 365 or 366, as the case may be.

                  "Drawing Proceeds" means, in respect of any Bankers' Acceptance or Draft purchased by a Lender or any other Person, an amount equal to (i) the Drawing Price in respect of such Bankers' Acceptance or Draft; minus
(ii) the applicable Drawing Fee in respect of such Banker's Acceptance or Draft.

                  "EBITDA" means, for any Person and for any period and without duplication, Net Earnings of such Person (A) increased, to the extent deducted in calculating Net Earnings, by the sum of (i) Interest Expense of such Person;
(ii) all income taxes of such Person in accordance with GAAP for such period;
(iii) Depreciation and Amortization Expense of such Person; (iv) severance costs incurred prior to the date hereof or in relation to an acquisition, restructuring costs incurred in relation to an acquisition, non-cash asset impairment charges and acquisition transition services costs of such Person; and (v) losses of such Person not incurred in the ordinary course of business, all as determined at such time in accordance with GAAP; and (B) decreased, to the extent added in calculating Net Earnings, by gains of such Person not incurred in the ordinary course of business, all as determined at such time in accordance with GAAP.

                  "Election Notice" has the meaning specified in Section
3.03(3).

                  "Eligible Hedging Agreements" means one or more agreements between the Borrower and one or more of the Lenders or an Affiliate of such Lenders or one or more Persons who, at the time of entering into such agreement or agreements, are Lenders evidenced by a form of agreement approved by the International Swaps and Derivatives Dealers Association Inc. (or other form approved by the Administrative Agent) using the full two-way payment method to calculate amounts payable thereunder and evidencing any interest rate hedge (including any interest rate swap, cap or collar) or any foreign exchange hedge, in each case, in respect of which payments or settlement shall be made in cash only, as the same may at any time and from time to time be amended, restated, supplemented, otherwise modified or replaced, including any such agreements existing on the Closing Date.

                  "Eligible Receivables" means each Receivable of the Borrower or a Guarantor excluding:

         (a) accounts receivable from and other amounts payable by an account debtor, purchasers or obligors whose chief executive office and principal place of business is not in Canada or the United States of America;

         (b) accounts receivable from and other amounts payable by an account debtor, purchaser or obligor that is a Related Party or is not dealing at arms length with the Borrower or Restricted Subsidiary, or is bankrupt or insolvent or is in receivership;

         (c) accounts receivable and other amounts payable in respect of a sale of equipment whereby the product sold is subject to a purchase money security interest or other prior claim and such purchase money security interest or other prior claim remains outstanding after such sale;

         (d) accounts receivable from and other amounts payable by an account debtor, purchaser or obligor that are outstanding more than (i) in the case of any such Person having an Investment Grade Rating, 90 days from the invoice date, and (ii) in the case of any such Person not having an Investment Grade Rating, 60 days from the date of the invoice, in each case, other than pursuant to contractual arrangements approved by the Required Lenders on a case by case basis;

         (e) Receivables that are not subject to valid and enforceable first priority Liens in favour of the Administrative Agent for the rateable benefit of the Lender Parties; and

         (f) amounts subject to a legitimate dispute, offset, counterclaim or defense by the account debtor, purchaser or obligor, or is an account for which the account debtor, purchaser or obligor has a contra, but excluded only to the extent of the amount in dispute or subject to offset, counterclaim defence or contra, or to the extent the amount is otherwise unlikely to be collected.

Any Receivable of the Borrower or a Guarantor which is at any time an Eligible Receivable but which subsequently fails to meet any of the foregoing requirements shall immediately cease to be an Eligible Receivable.

Until the Administrative Agent gives the notice referred to in Section 8.01(a)(vi), the Borrower's allowance for doubtful accounts and other receivables, determined in accordance with GAAP, shall satisfy the amount listed in clause (f) immediately above.

                  "Environmental Laws" means all applicable Laws relating to the environment, health and safety matters or conditions, Hazardous Substances, pollution or the protection of the environment, including Laws relating to (i) on-site or off-site contaminations; (ii) occupational health and safety relating to Hazardous Substances; (iii) chemical substances or products; (iv) releases of pollutants, contaminants, chemicals or other industrial, toxic or radioactive substances or Hazardous Substances into the environment; and (v) manufacture, processing, distribution, use, treatment, storage, transport or handling of Hazardous Substances.

                  "Environmental Liabilities" means all Losses and Claims under applicable Environmental Laws, whether known or unknown, current or potential, past, present or future, imposed by, under or pursuant to Environmental Laws or otherwise relating to any environmental condition, fact or circumstance requiring Remedial Action under any Environmental Law, including all Losses and Claims related to Remedial Actions and all reasonable fees, disbursements and expenses of counsel, experts, personnel and consultants, where such Losses and Claims are based on, arise out of or are otherwise in respect of (i) the ownership or operation of the Business or any Assets related to the Business;
(ii) the conditions on, under, above or about any real property, assets, equipment or facilities currently or previously owned, leased or operated by the Borrower or any of its Subsidiaries; (iii) expenditures necessary to cause the operations of the Business or Assets either related to the Business or owned, leased or operated by the Borrower or any of its Subsidiaries to comply with any and all environmental requirements, including expenditures in connection with obtaining all Environmental Permits; (iv) expenditures necessary to effect the environmental closure, environmental decommissioning or environmental rehabilitation of any of the operations of the Business or Assets either related to the Business or owned, leased or operated by the Borrower or any of its Subsidiaries; (v) liability for personal injury or property damage, including damages assessed for the maintenance of a public or private nuisance; and (vi) any other matter affecting the real property, assets, equipment or facilities of the Borrower or any of its Subsidiaries, whether owned or leased, relating to any Environmental Law or otherwise within the jurisdiction of a Governmental Entity arising through its administration of any Environmental Law.

                  "Environmental Permits" includes all permits, certificates, approvals, registrations and licenses issued by any Governmental Entity to the Borrower or any of its Subsidiaries or to the Business pursuant to Environmental Laws and required for the operation of the Business or use of the Owned Properties, Leased Properties or other Assets.

                  "Equivalent Cdn. $ Amount" means, on any day with respect to any amount of U.S. Dollars, the amount of Canadian Dollars which would be required to buy such amount of U.S. Dollars using the spot rate of the Bank of Canada at approximately 12:00 noon (Toronto time) on the day or, if such day is not a Business Day, on the Business Day immediately preceding such day.

                  "Equivalent U.S. $ Amount" means, on any day with respect to any amount of Canadian Dollars, the amount of U.S. Dollars which would be required to buy such amount of Canadian Dollars using the spot rate of the Bank of Canada at approximately 12:00 noon (Toronto time) on the day or, if such day is not a Business Day, on the Business Day immediately preceding such day.

                  "Eurodollar Interest Period" means, for each Eurodollar Rate Advance, a period which commences (i) in the case of the initial Eurodollar Interest Period, on the date the Advance is made or converted from another Type of Accommodation; and (ii) in the case of any subsequent Eurodollar Interest Period, on the last day of the immediately preceding Eurodollar Interest Period, and which ends, in either case, on the day selected by the applicable Borrower in the applicable Borrowing Notice or Election Notice. The duration of each Eurodollar Interest Period shall be 1, 2, 3 or 6 months (or such shorter or longer period as may be approved by the Lenders making Eurodollar Rate Advances), unless the last day of a Eurodollar Interest Period would otherwise occur on a day other than a Business Day, in which case the last day of such Eurodollar Interest Period shall be extended to occur on the next Business Day, or if such extension would cause the last day of such Eurodollar Interest Period to occur in the next calendar month, the last day of such Eurodollar Interest Period shall occur on the preceding Business Day.

                  "Eurodollar Rate" means, for each Eurodollar Interest Period for each Eurodollar Rate Advance, the rate of interest per annum which appears on page 3750 of the Telerate screen at approximately 11:00 a.m. (London time) two Business Days before the first day of such Eurodollar Interest Period; or if such Telerate screen is not available, the rate of interest which appears on the Reuters screen LIBOR 01 page at approximately 11:00 a.m. (London time) two Business Days before the first day of such Eurodollar Interest Period; or if such Reuters Screen is not available, then the Eurodollar Rate shall be the annual rate of interest determined by the Administrative Agent as being the rate of interest at which it would be prepared to offer to leading banks in the London interbank market for delivery on the first day of the relevant Eurodollar Interest Period for a period equal to the Eurodollar Interest Period for deposits in U.S. Dollars in an amount comparable to the relevant Eurodollar Rate Advance requested by the Borrower.

                  "Eurodollar Rate Advance" has the meaning specified in the definition of "Advances".

                  "Event of Default" has the meaning specified in Section 9.01.

                  "Excluded Taxes" has the meaning specified in Section
12.07(1).

                  "Face Amount" means (i) in respect of a BA Instrument, the amount payable to the holder on its maturity; and (ii) in respect of a Documentary Credit, the maximum amount which the issuing Person is contingently liable to pay to the Beneficiary.

                  "Federal Funds Rate" means, for any day, a fluctuating interest rate per annum equal to the weighted average of the rates on overnight United States Federal funds transactions with members of the Federal Reserve System arranged by United States Federal funds brokers, as published for the day (or, if the day is not a Business Day, for the preceding Business Day) by the Federal Reserve Bank of New York, or, if such rate is not so published for any day which is a Business Day, the average of the quotations for the day on such transactions received by the Administrative Agent from three United States Federal funds brokers of recognized standing selected by it.

                  "Fee Letter" means that certain fee letter dated June 27, 2005 among the Borrower, the Administrative Agent and the Lead Arranger.

                  "Fees" means the fees payable by the Borrower under this Agreement.

                  "Financial Quarter" means a period of three consecutive months in each Financial Year of the Borrower ending on March 31, June 30, September 30 and December 31, as the case may be, of such year.

                  "Financial Year" means, in relation to the Borrower, its financial year commencing on January 1 of each calendar year and ending on December 31 of such calendar year.

                  "First Treasury Loan Agreement" means the loan agreement made as of the 5th day of June, 2003 between Marsol, as borrower, First Treasury Financial Inc., as lender, and the Borrower, as guarantor.

                  "First Treasury Pledge" means the pledge of, and the security interest in, the shares of Marsol granted by the Borrower to First Treasury Financial Inc. pursuant to the general security agreement dated as of June 5, 2003 from the Borrower to First Treasury Financial Inc.

                  "Floating Rate Advances" has the meaning specified in the definition of "Advances".

                  "GAAP" means, at any time, accounting principles generally accepted in Canada as recommended in the Handbook of the Canadian Institute of Chartered Accountants at the relevant time.

                  "Governmental Entity" means any (i) multinational, federal, provincial, state, municipal, local or other government, governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

                  "Guaranteed Obligations" have the meaning specified in
Section 11.01(1).

                  "Guarantors" means, collectively, the Subsidiaries of the Borrower who are parties to this Agreement as Guarantors and any other Person who becomes a guarantor hereunder and who has provided the Administrative Agent for the benefit of itself and the Lender Parties with a first priority perfected security interest (subject to Permitted Liens) over all of its Assets (subject to such exceptions agreed to in writing by the Lenders).

                  "Hazardous Substance" means any liquid, gaseous or solid matter, vibration, ray, heat, odour, radiation or energy which is or is deemed to be, alone or in any combination, hazardous, hazardous waste, toxic, a pollutant, a deleterious substance, a contaminant or a source of contaminant.

                  "Hedge Lenders" means collectively, (i) each Lender or any Affiliate of such Lender party to an Eligible Hedging Agreement, and (ii) each Person who, at the time of entering into an Eligible Hedging Agreement, is a Lender.

                  "Hedging Transaction" means any transaction represented by an agreement or confirmation implementing or otherwise relating to (a) currency swap agreements, option contracts, future contracts, options on future contracts, spot or forward contracts or other agreements to purchase or sell currency or any other hedging arrangements entered into by the Borrower in the ordinary course of business to hedge its exposure to movements in the rates of exchange of currencies relating to operating costs, debt and construction costs and not for purposes of speculation; and (b) interest rate swaps, option contracts, future contracts, options on futures contracts, caps, floors, collars or any other hedging arrangements entered into by the Borrower in the ordinary course of business to hedge its exposure to movements in interest rates on its debt and not for purposes of speculation.

                  "Hostile Take-Over" means a takeover bid (as defined under applicable securities Laws but excluding any takeover bids which are exempt from the formal takeover bid rules under such Laws) which is unsolicited or the approval of which has not been publicly announced by the board of directors (or its equivalent) of the Person that is the target of the takeover offer.

                  "Impermissible Qualification" means, relative to (i) the financial statements or notes thereto of any Person; or (ii) the opinion or report of any independent auditors as to any financial statement or notes thereto, any qualification or exception to such opinion or report which (a) is of a "going concern" or similar nature; (b) relates to any limited scope of examination of material matters relevant to such financial statement, if such limitation results from the refusal or failure of the Borrower to grant access to necessary information therefor; or (c) relates to the treatment or classification of any item in such financial statement.

                  "Incremental Amending Agreement" has the meaning specified in
Section 2.12(5).

                  "Incremental Commitment" has the meaning specified in Section 2.12(3)(a).

                  "Incremental Facility" has the meaning specified in Section 2.12(1).

                  "Incremental Lender" and "Incremental Lenders" have the meaning specified in Section 2.12(2)

                  "Indemnified Person" has the meaning specified in Section 12.06(1).

                  "Indenture Restricted Subsidiary" means any Subsidiary of the Borrower that has not been designated by the Board of Directors of the Borrower, by a resolution of the Board of Directors of the Borrower delivered to the Senior Subordinated Note Trustee, as an "Unrestricted Subsidiary" pursuant to Section 4.17 of the Senior Subordinated Note Indenture. Any such designation may be revoked by resolution of the Board of Directors of the Borrower delivered to the Senior Subordinated Note Trustee, subject to the provisions of Section 4.17 of the Senior Subordinated Note Indenture.

                  "Intercreditor Agreement" means the intercreditor agreement dated as of the date hereof between the Administrative Agent and First Treasury Financial Inc.

                  "Interest Expense" means, for any period for any Person, all items properly classified as interest expense in accordance with GAAP.

                  "Investment Grade Rating" means a credit rating of not less than BBB- from S&P, Baa3 from Moody's or BBB low from DBRS.

                  "Investment Grade Receivables" means Eligible Receivables from Persons having an Investment Grade Rating.

                  "Investments" means any advances, loans, guarantees or other extensions of credit or capital contributions (other than prepaid expenses in the ordinary course of business) to (by means of transfers of property, money or assets), or any purchase of any shares, stocks, bonds, notes, debentures or other securities of, any Person or the acquisition of all or substantially all the assets of, any Person or of a business carried on by, or a division of, any Person.

                  "Issue" means an issue of a Documentary Credit by the Documentary Credit Lender pursuant to Article 5.

                  "Issue Date" has the meaning specified in Section 5.02(1).

                  "Issue Notice" has the meaning specified in Section 5.02(1).

                  "ITA" has the meaning specified in Section 7.01(v).

                  "Judicial Order" has the meaning specified in Section
5.07(1).

                  "Laws" means all legally enforceable statutes, codes, ordinances, decrees, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, notifications, conditions, orders, decisions, rulings or awards, policies, voluntary restraints, guidelines, or any provisions of the foregoing, including general principles of common and civil law and equity, binding on or affecting the Person referred to in the context in which such word is used; and "Law" means any one of the foregoing.

                  "Lead Arranger" means BMO Nesbitt Burns.

                  "Leased Properties" means, collectively, the real properties forming the subject matter of the Leases.

                  "Leases" means the leases, subleases, rights to occupy, and licences of real property or buildings and fixtures, to which the Borrower or any of its Subsidiaries is a party (i) at the date of this Agreement, as listed and described in Schedule 7.01(j); or (ii) after the date of this Agreement as notified to the Administrative Agent pursuant to Section 8.01(b), but shall exclude leases, rights and licences terminated in accordance with their terms (and not as the result of a default) after the date of this Agreement and as and from such termination.

                  "Lender Parties" means, collectively, the Lenders, any Hedge Lenders and any Cash Management Banks and "Lender Party" means any one of them.

                  "Lenders" means, collectively, the Operating Lenders, the Term Lenders, the Documentary Credit Lender and any Person who may become a Lender pursuant to Section 12.08 and their effective successors and assigns and, in the singular, any one of them.

                  "Lender's Incremental Commitment" has the meaning specified in Section 2.12(2).

                  "Lender's Operating Commitment" has the meaning specified in the definition of "Commitment".

                  "Lender's Tranche A Commitment" has the meaning specified in the definition of "Commitment".

                  "Lender's Tranche B Commitment" has the meaning specified in the definition of "Commitment".

                  "Lien" means any mortgage, charge, pledge, hypothecation, security interest, assignment, encumbrance, lien (statutory or otherwise), charge, title retention agreement or arrangement, restrictive covenant or other encumbrance of any nature or any other arrangement or condition that in substance secures payment or performance of an obligation.

                  "Long Beach Lease" means the lease between the City of Long Beach and the Borrower (as successor-in-interest of Boliden Sulex, Inc.) dated as of May 9, 1985, as amended.

                  "Losses" means any loss whatsoever, whether direct or indirect, including expenses, costs, damages, judgments, penalties, fines, charges, claims, demands, liabilities and any and all legal fees and disbursements, except any such loss representing loss of profit.

                  "Marsol" means Marsol Canada Corporation, a wholly-owned Subsidiary of the Borrower.

                  "Material Adverse Change" means any change, condition or event which, when considered individually or together with other changes, conditions, events or occurrences could reasonably be expected to have a Material Adverse Effect.

                  "Material Adverse Effect" means a material adverse effect on
(a) the business, revenues, operations, results of operations, prospects, assets, liabilities (contingent or otherwise) or financial condition of the Borrower and its Subsidiaries taken as a whole, (b) the ability of the Borrower or any Guarantor to observe, perform or comply with its material obligations under this Agreement or any other Credit Document, or (c) the rights and remedies of the Administrative Agent or any of the Lenders under any of the Credit Documents.

                  "Material Agreements" means the agreements listed in Schedule 7.01(t) and any agreement, contract or similar instrument to which the Borrower or any of its Subsidiaries is a party or to which any of their property or assets may be subject for which breach, non-performance, cancellation, failure to renew, termination, revocation or lapse could reasonably be expected to have a Material Adverse Effect.

                  "Material Permits" means the Authorizations listed in
Schedule 7.01(g), the breach, non-performance, cancellation or non-availability of which or failure of which to renew or maintain would reasonably be expected to have a Material Adverse Effect.

                  "Minimum Assignment Amount" has the meaning specified in
Section 12.08(3).

                  "Montreal Expansion" means the estimated $67,000,000 expansion of Marsulex Montreal Inc.'s hydrogen sulphide processing facility located in Montreal, Quebec.

                  "Moody's" means Moody's Investor Services, Inc., and any successor thereof.

                  "Net Earnings" means, for any period for any Person, the net income (loss) of such Person determined in accordance with GAAP.

                  "Net Income Taxes" has the meaning specified in Section 12.07(3).

                  "Net Proceeds" means any one or more of the following (i) with respect to any Disposition of Assets by the Borrower or any of its Subsidiaries, the net amount equal to the aggregate amount received in cash (including any cash received by way of deferred payment pursuant to a note receivable, other non-cash consideration or otherwise, but only as and when such cash is so received) in connection with such sale or other disposition, less the sum of (y) fees (including, without limitation, legal fees), commissions and other out-of-pocket expenses incurred or paid for by the Borrower or any of its Subsidiaries, as applicable, in connection with the sale or other disposition, and (z) taxes incurred in connection with the sale, whenever payable; and (ii) with respect to the issuance of securities units, convertible debt or similar equity instruments or the creation or incurrence of Debt by the Borrower or any of its Subsidiaries, the net amount equal to the aggregate amount received in cash in connection with the issuance or incurrence, less the reasonable fees (including without limitation, reasonable legal fees), commissions and other out-of-pocket expenses incurred or paid for by the Borrower or any of its Subsidiaries in connection with the issuance or incurrence.

                  "New Subsidiary" has the meaning specified in the definition of "Permitted Acquisitions".

                  "Non-Investment Grade Receivables" means Eligible Receivables from Persons not having an Investment Grade Rating.

                  "Non-Recourse Date" means the date upon which the Borrower is released from all of its obligations under or in connection with the Syncrude Guarantee and all security granted by the Borrower to First Treasury Financial Inc. (other than the First Treasury Pledge) in connection therewith has been discharged.

                  "OECD Countries" means countries that are members of the Organisation for Economic Cooperation and Development.

                  "Operating Availability Limit" has the meaning specified in
Section 2.02(1).

                  "Operating Commitment" has the meaning specified in the definition of "Commitment".

                  "Operating Facility" means the operating credit facility made available to the Borrower under this Agreement for the purposes specified in
Section 2.03(1).

                  "Operating Lenders" means, collectively, the financial institutions set forth on the signature pages hereof as Lenders with Lender's Operating Commitments (and any Assignee thereof upon such Assignee executing and delivering an assignment and assumption agreement referred to in Section 12.08(5) to the Borrower and the Administrative Agent), and in the singular any one of such Lenders.

                  "Original Currency" has the meaning specified in Section 12.12(1).

                  "Other Currency" has the meaning specified in Section
12.12(1).

                  "Other Taxes" has the meaning specified in Section 12.07(2).

                  "Owned Properties" means, collectively, (i) the land and premises owned by the Borrower or any of its Subsidiaries on the date of this Agreement which are listed on Schedule 7.01(i); and (ii) after the date of this Agreement the lands and premises notified to the Administrative Agent pursuant to Section 8.01(b), but shall exclude lands and premises sold or otherwise

Disposed of as permitted in this Agreement as and from the date of such sale or Disposition.

                  "Participant" has the meaning specified in Section 12.08(3).

                  "Pension Plan" means (a) a "pension plan" or "plan" which is subject to the Income Tax Act (Canada), the Pensions Benefit Act (Ontario) or any applicable pension benefits standards legislation in any other jurisdiction of Canada which is applicable to the Borrower's, Marsol's or any Guarantor's employees resident in Canada, and (b) any foreign pension benefits plan, defined benefit plan or similar arrangement applicable to any employee of the Borrower, Marsol or any of the Guarantors.

                  "Permitted Acquisitions" means the acquisition, by the Borrower, of a majority of the shares or other securities of any Person carrying on substantially the same business as the Business (such Person being herein referred to as the "New Subsidiary") or the Assets of any Person used in substantially the same business as the Business (such Assets being herein referred to as the "Purchased Assets") provided that:

         (a) after giving effect to such acquisition, the Borrower shall be in compliance with the financial covenants specified in Section 8.03(1)(a), (b) and (c) provided that compliance with such financial covenants shall be calculated on a pro forma basis (as if the acquisition had been completed and any Debt in connection therewith had been incurred as at the first day of the immediately preceding four Financial Quarters and without regard to any synergies in respect thereto but including all EBITDA of the relevant New Subsidiary or the relevant Purchased Assets for such four Financial Quarters (as provided in Section 8.03(2));

         (b) the total purchase price for any such individual acquisition does not exceed Cdn. $20,000,000 and the aggregate purchase price for all such acquisitions together with the purchase price for all Permitted Minority Investments during the Term of this Agreement does not exceed Cdn. $50,000,000 unless the Lenders consent in writing, acting reasonably, to any greater amount; and

         (c) the New Subsidiary has its primary operations in OECD Countries and any Purchased Assets are primarily used in OECD Countries;

         (d) after giving effect to such acquisition, not less than 85% of the Borrower's Consolidated EBITDA shall be generated from the United States and Canada;

         (e) in respect of any New Subsidiary, the provisions of Section 8.02(i) are complied with;

         (f) in respect of any Purchased Assets, the Administrative Agent, for the rateable benefit of the Lender Parties, shall have been granted a first priority perfected security interest (whether by way of registration or otherwise and subject only to Permitted Liens) over all such Purchased Assets (subject only to exceptions agreed to by the Lenders in writing); and

         (g) no Default or Event of Default shall have occurred and be continuing and no Default or Event of Default shall arise as a result of such acquisition.

                  "Permitted Capital Expenditures" means Capital Expenditures in Assets owned by the Borrower or any Guarantor used or useful in the Business in an amount not exceeding in any Financial Year the amount set forth for such Financial Year in Schedule 11 (provided that any unused portion of the amount the Borrower is permitted to expend on Capital Expenditures in a Financial Year may be carried forward to the next following Financial Year); provided that, in addition to the amounts set forth in Schedule 11, the Borrower may incur Capital Expenditures in connection with the Montreal Expansion in an aggregate amount not to exceed $65,000,000 for the Financial Years ending December 31, 2005 and December 31, 2006.

                  "Permitted Debt" means (i) the Debt incurred pursuant to this Agreement, (ii) the Debt of Borrower in respect of the Syncrude Financing incurred pursuant to the Syncrude Guarantee, (iii) the Senior Subordinated Notes up to a maximum principal amount of U.S. $61,000,000, and (iv) Debt referenced in Schedule 7.01(aa).

                  "Permitted Dispositions" means (i) any Disposition made in the ordinary course of business for the purpose of carrying on the Business;
(ii) any Disposition from the Borrower or any of its Subsidiaries to the Borrower or any Guarantor provided that (x) no Default or Event of Default has occurred and is continuing or would result therefrom, (y) the property Disposed of is subject to, following such Disposition, a first priority perfected security interest in favour of the Administrative Agent, for the rateable benefit of the Lender Parties (subject only to Permitted Liens) and the transferee executes and delivers to the Administrative Agent all documents, security and further assurances as the Administrative Agent may reasonably require to satisfy itself with respect thereto, and (z) the Administrative Agent receives an opinion of counsel to the Borrower (in form and substance satisfactory to the Administrative Agent acting reasonably) in connection with the matters referred to in clause (y) above; and (iii) Dispositions of Assets in any Financial Year which do not fall within any of the other clauses of this definition provided that the aggregate consideration received for such Assets so disposed of in any such Financial Year does not exceed Cdn. $10,000,000 in any such Financial Year and Cdn. $30,000,000 during the Term of this Agreement, and (iv) after the Non-Recourse Date a Disposition of Assets by Marsol to any Person provided that (x) the aggregate consideration received for such Assets so disposed does not exceed Cdn. $5,000,000 during the Term of this Agreement,
(y) such Disposition is in the ordinary course of business, and (z) no Default of Event of Default has occurred and is continuing or would result therefrom.

                  "Permitted Investments" means:

         (a) Investments in short-term U.S. and Canadian government securities;

         (b) Investments in short-term instruments issued by banks rated A or better by Moody's;

         (c) Investments in commercial paper rated A-2 or better by S & P or P-2 or better by Moody's that mature within 270 days;

         (d) Investments by the Borrower in any Guarantor or by any Guarantor in any other Guarantor or in the Borrower;

         (e) Investments in Marsol in an amount not to exceed $3,000,000; and

         (f) Investments that constitute the purchase by the Borrower of minority equity interests in other Persons having their primary operations in OECD Countries up to a maximum aggregate amount of Cdn. $10,000,000 during the Term of this Agreement, provided that the Administrative Agent, for the rateable benefit of the Lender Parties, shall have been granted a first priority perfected security interest (whether by way of registrations or otherwise and subject only to Permitted Lien) over all such equity interests.

                  "Permitted Liens" means, in respect of any Person, any one or more of the following:

         (a) Liens for taxes, assessments or governmental charges or levies which are not delinquent or the validity of which is being contested at the time by the Person in good faith by proper legal proceedings if, in the Required Lenders' opinion, either (i) adequate provision has been made for their payment; or (ii) the Liens are not in the aggregate materially prejudicial to the security constituted by the Security Documents;

         (b) inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of construction, maintenance, repair or operation of assets of the Person, provided that such Liens are related to obligations not due or delinquent, are not registered against title to any assets of the Person and in respect of which adequate holdbacks are being maintained as required by applicable law or such Liens are being contested in good faith by appropriate proceedings and in respect of which there has been set aside a reserve (to the extent required by GAAP) in an adequate amount and provided further that such Liens do not, in the Required Lenders' opinion reduce the value of the assets of the Person or materially interfere with the use of such assets in the operation of the business of the Person;

         (c) easements, rights-of-way, servitudes, restrictions and similar rights in real property comprised in the assets of the Person or interests therein granted or reserved to other Persons, provided that such rights do not, in the Required Lenders' opinion, reduce the value of the assets of the Person or materially interfere with the use of such assets in the operation of the business of the Person;

         (d) title defects or irregularities which are of a minor nature and which, in the Required Lenders' opinion, do not reduce the value of the assets of the Person or materially interfere with their use in the operation of the business of the Person;

         (e) Liens securing appeal bonds and other similar Liens arising in connection with court proceedings (including, without limitation, surety bonds, security for costs of litigation where required by law and letters of credit) or any other instruments serving a similar purpose;

         (f) attachments, judgments and other similar Liens arising in connection with court proceedings; provided, however, that the Liens are in existence for less than 10 days after their creation or the execution or other enforcement of the Liens is effectively stayed or the claims so secured are being actively contested in good faith and by proper legal proceedings;

         (g) the reservations, limitations, provisos and conditions, if any, expressed in any original grant from the Crown of any real property or any interest therein or in any comparable grant in jurisdictions other than Canada, provided they do not, in the Required Lenders' opinion, reduce the value of the assets of the Person or materially interfere with the use of such assets in the operation of the business of the Person;

         (h) Liens given to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with the operation of the business or the ownership of the assets of the Person, provided that such Liens do not, in the Required Lenders' opinion, reduce the value of the assets of the Person or materially interfere with their use in the operation of the business of the Person;

         (i) servicing agreements, development agreements, site plan agreements, and other agreements with Governmental Entities pertaining to the use or development of any of the assets of the Person, provided same are complied with and do not in the Required Lenders' opinion, reduce the value of the assets of the Person or materially interfere with their use in the operation of the business of the Person including, without limitation, any obligations to deliver letters of credit and other security as required;

         (j) applicable municipal and other governmental restrictions, including municipal by-laws and regulations, affecting the use of land or the nature of any structures which may be erected thereon, provided such restrictions have been complied with and do not in the Required Lenders' opinion reduce the value of the assets of the Person or materially interfere with their use in the operation of the business of the Person;

         (k) the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, licence, franchise, grant or permit of the Person, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

         (l) Liens in favour of the Administrative Agent and the Lender Parties created by the Security Documents;

         (m) landlord distraint rights and similar rights arising under the leasehold interests of the Borrower and its Subsidiaries;

         (n) Liens existing as of the date hereof and previously given to secure amounts owing under Permitted Debt for and during such time as any of the Permitted Debt remains outstanding;

         (o) Liens disclosed in Schedule 8.02(b) but only to the extent such Liens conform to their description in Schedule 8.02(b), and includes any extension or renewal thereof provided the amount so secured does not exceed the original amount secured immediately prior to the extension, renewal or refinancing and the scope of security creating the Lien is not extended;

         (p) Liens in respect of assets securing Debt described in clause (ii) of the definition of Permitted Debt and the restrictive covenants contained in the Senior Subordinated Note Indenture and the Senior Subordinated Notes; and

         (q) Other Liens expressly consented to in writing by the Required Lenders.

                  "Permitted Minority Investments" means Investments permitted by clause (f) of the definition of Permitted Investments.

                  "Person" means a natural person, partnership, limited partnership, corporation, joint stock company, trust, fund, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning.

                  "Purchase Money Mortgage" means any security interest charging property (other than accounts receivable) acquired by the Borrower or any of its Subsidiaries, which is granted or assumed by the Borrower or any of its Subsidiaries or which arises by operation of law in favour of the transferor concurrently with and for the purpose of the acquisition of such property, in each case where (i) the principal amount secured by the security interest is not in excess of 75% of the purchase price (after any post-closing adjustment) of the property acquired; and (ii) such security interest extends only to the property acquired and the proceeds thereof.

                  "Purchased Assets" has the meaning specified in the definition of "Permitted Acquisitions".

                  "Receivables" means the trade accounts receivable of the Borrower and each Guarantor.

                  "Reference Discount Rate" means, in respect of (i) any Bankers' Acceptances or Drafts to be purchased pursuant to Article 4 by a
Schedule I chartered bank, the average (rounded upwards, if necessary, to the nearest 0.01%, with five-thousandths of 1% being rounded up) rate for Canadian Dollar Bankers' Acceptances having a term comparable to such Bankers' Acceptances and Drafts that appears on the Reuters Screen CDOR Page in respect of a Schedule 1 chartered bank (or such other page as is a replacement page for such Bankers' Acceptances) at 10:00 a.m. (Toronto time); or (ii) in respect of any BA Instrument by any other Lender or other Person, the arithmetic average of the discount rates (calculated on an annual basis and rounded to the nearest 0.01%, with five-thousandths of 1% being rounded up) quoted by each Reference Lender at 10:00 a.m. (Toronto time) as the discount rate at which the Reference Lender would purchase on the relevant Drawing Date, its own Bankers' Acceptances or Drafts having an aggregate Face Amount equal to and with a term to maturity the same as the BA Instruments to be acquired by the Lender or such other Person on the Drawing Date. If such rate is not available as of such time, then the discount rate in respect of such BA Instruments shall mean the discount rate quoted by the Administrative Agent for the purchase, on the relevant Drawing Date, of its own Bankers' Acceptances or Drafts having an aggregate Face Amount equal to and with a term to maturity the same as the BA Instruments to be acquired by such Lender or other Person on such Drawing Date.

                  "Reference Lenders" means, at any time, the Schedule II and
Schedule III Canadian bank(s) parties hereto, if any.

                  "Refinancing Debt" means Debt that refunds, refinances, replaces, extends or all of the proceeds from which are used to repay (in whole or in part) any Permitted Debt but only to the extent that (i) such Refinancing Debt is subordinated to the Debt hereunder at least to the same extent as the Debt being refunded, refinanced or extended, if at all; (ii) the principal amount of such Refinancing Debt has a weighted average life to maturity not less than the weighted average life to maturity of the Debt being refunded, refinanced or extended and is scheduled to mature either (y) no earlier than the Debt being refunded, refinanced or extended or (z) after the date fixed in
Section 2.04(2) for the final instalment payment of the Term Facilities, whichever is later; (iii) such Refinancing Debt is in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of (x) the aggregate principal amount (or, if issued with original issue discount, the aggregate accreted value) of the Debt being refunded, refinanced or extended and the amount of any premium reasonably necessary to accomplish such refinancing, (y) the amount of accrued and unpaid interest, if any, and premiums owed, if any, not in excess of pre-existing prepayment provisions on such Debt being refunded, refinanced or extended, and (z) the amount of customary fees, expenses and costs related to the incurrence of such Refinancing Debt; (iv) such Refinancing Debt is otherwise on terms and conditions no more restrictive or onerous than the terms and conditions of the Debt to be refinanced, replaced, refunded or extended; and (v) such Refinancing Debt is incurred by the same Person that initially incurred the Debt being refunded, refinanced or extended.

                  "Related Party" means in respect of the Borrower or any Subsidiary of the Borrower (i) a Person which alone or in combination with others holds a sufficient number of securities or has contractual rights sufficient to affect materially the control of the Borrower or such Subsidiary;
(ii) a Person in respect of which a Person referred to in clause (i) alone or in combination with others holds a sufficient number of securities or has contractual rights sufficient to affect materially its control; (iii) a Person in respect of which the Borrower or such Subsidiary alone or in combination with others holds a sufficient number of securities or has contractual rights sufficient to affect materially its control; (iv) a person who beneficially owns, directly or indirectly, voting securities of the Borrower or such Subsidiary who exercises control or direction over voting securities of the Borrower or such Subsidiary or a combination of both carrying more than 10% of the voting rights attached to all voting securities of the Borrower or such Subsidiary for the time being outstanding; (v) a director or senior officer of the Borrower, Subsidiary or related party of the Borrower or such Subsidiary; or (vi) an Affiliate of any of the foregoing.

                  "Relevant Repayment Date" means, in respect of the repayment of all Accommodations made under (i) the Operating Facility, and (ii) the Term Facilities, June 15, 2008.

                  "Remedial Action" means any action required under any applicable Environmental Law to (i) clean up, remove, treat or in any other way deal with Hazardous Substances in the environment; (ii) prevent any release of Hazardous Substances where such release would violate any Environmental Laws or would endanger or threaten to endanger public health or welfare or the environment; or (iii) perform remedial studies, investigations, restoration and post-remedial studies, investigations and monitoring on, about or in connection with any of the Owned Properties, the Leased Properties or other Assets of the Borrower and its Subsidiaries.

                  "Required Lenders" means, at any time, Lenders whose Commitments, taken together, are greater than 66 2/3% of the aggregate amount of the Commitments.

                  "Restricted Subsidiary" means each Guarantor and, until the Non-Recourse Date, Marsol.

                  "S&P" means Standard & Poor's Rating Service, and any successor thereof.

                  "Sale-Leaseback Transaction" means, with respect to any Person, any direct or indirect arrangement entered into from the date hereof pursuant to which such Person or subsidiary of such Person transfers or causes the transfer of property to another Person and leases it back from such Person as a Capitalized Lease Obligation.

                  "Security" means, at any time, the Liens in favour of the Administrative Agent or the Lender Parties, or both, in the assets and properties of the Borrower and its Subsidiaries securing their obligations under this Agreement and the other Credit Documents.

                  "Security Documents" means, collectively, the agreements described in Schedule 8 and any other security granted to the Administrative Agent or the Lender Parties, or both, as security for the obligations of the Borrower, each Subsidiary of the Borrower, or any other Person, as the case may be, under this Agreement and the other Credit Documents, as the same have been or may at any time and from time to time hereafter be amended, restated, supplemented, otherwise modified or replaced.

                  "Senior Secured Debt" of any Person means, at any time, (i) Debt outstanding under the Credit Facilities, and (ii) Debt referred to in
Section 8.02(a)(ii).

                  "Senior Subordinated Notes" means the 9 5/8% Senior Subordinated Notes of the Borrower issued pursuant to the Senior Subordinated
Note Indenture.

                  "Senior Subordinated Note Indenture" means the indenture dated as of June 30, 1998, between the Borrower, as issuer, and the Senior Subordinated Note Trustee.

                  "Senior Subordinated Note Trustee" means The Bank of Nova Scotia Trust Company of New York.

                  "Solidary Claim" has the meaning specified in Section
10.04(2).

                  "Stablex" means Stablex Canada Inc., a wholly-owned subsidiary of Seaway TLC Inc.

                  "Subject Properties" means, collectively, the Owned Properties and the Leased Properties.

                  "Subsidiary" means, at any time, as to any Person, any corporation, limited partnership or other Person, if at such time the first mentioned Person owns, directly or indirectly, securities or other ownership interests in such corporation, limited partnership or other Person, having ordinary voting power to elect a majority of the board of directors or persons performing similar functions for such corporation, limited partnership or other Person.

                  "Syncrude Financing" means the financing in the maximum principal amount of Cdn. $40,000,000 made available to Marsol by First Treasury Financial Inc. pursuant to the First Treasury Loan Agreement.

                  "Syncrude Guarantee" means the guarantee of the Borrower in favour of First Treasury Financial Inc. in respect of the Syncrude Financing.

                  "Supplement" has the meaning specified in Section 11.12.

                  "Taxes" has the meaning specified in Section 12.07(1).

                  "Term Advance" has the meaning specified in the definition of "Advances".

                  "Term Facilities" means, collectively, the Tranche A Credit Facility and the Tranche B Credit Facility.

                  "Term Lenders" means, collectively, the Tranche A Lenders and the Tranche B Lenders.

                  "Term of this Agreement" means the period from and including the date hereof to and including the date when all obligations under the Credit Facilities have been paid in full and all Commitments thereunder have been cancelled.

                  "Total Debt Ratio" means, at any time, the ratio of Consolidated Debt to Consolidated EBITDA of the Borrower and its Restricted Subsidiaries, calculated in the manner prescribed in Section 8.03(1)(b) and as set forth on the most recent Compliance Certificate delivered to the Lenders pursuant to Section 8.01(a).

                  "Tranche A Commitment" has the meaning specified in the definition of "Commitment".

                  "Tranche A Credit Facility" means the term credit facility in the maximum principal amount of Cdn. $70,000,000 made available to the Borrower in accordance with Article 2 for the purposes specified in Section 2.03(2).

                  "Tranche A Lenders" means, collectively, the financial institutions set forth on the signature pages hereof as Lenders with Lender's Tranche A Commitments (and any Assigner thereof upon such Assignee executing and delivering an assignment and assumption agreement referred to in Section 12.08(5) to the Borrower and the Administrative Agent) and in the singular any one of such Lenders.

                  "Tranche B Commitment" has the meaning specified in the definition of "Commitment".

                  "Tranche B Credit Facility" means the term credit facility in the maximum principal amount of Cdn. $10,000,000 made available to the Borrower in accordance with Article 2 for the purposes specified in Section 2.03(3).

                  "Tranche B Lenders" means, collectively, the financial institutions set forth on the signature pages hereof as Lenders with Lender's Tranche B Commitments (and any Assigner thereof upon such Assignee executing and delivering an assignment and assumption agreement referred to in Section 12.08(5) to the Borrower and the Administrative Agent) and in the singular any one of such Lenders.

                  "Type" has the meaning specified in the definition of "Advances".

                  "U.S. Dollar Advance" has the meaning specified in the definition of "Advances".

                  "U.S. Dollars" and "U.S. $" means lawful money of the United States of America.

                  "Welfare Plan" means any life, health, medical, dental, hospitalization, disability, travel, accident, accidental health and dismemberment insurance, share purchase or other similar employee benefit or welfare plan, agreement or arrangement other than a Pension Plan applicable to any employee of the Borrower, Marsol or any Guarantor.

                  "Working Capital" means Consolidated Current Assets less Consolidated Current Liabilities.

Section 1.02      Gender and Number

                  Any reference in the Credit Documents to gender includes all genders, and words importing the singular number only include the plural and vice versa.

Section 1.03      Interpretation not Affected by Headings, etc.

                  The provisions of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the interpretation of this Agreement.

Section 1.04      Currency

                  All references in the Credit Documents to dollars, unless otherwise specifically indicated, are expressed in Canadian currency.

Section 1.05      Certain Phrases, etc.

                  In any Credit Document (i) (y) the words "including" and "includes" mean "including (or includes) without limitation" and (z) the phrase "the aggregate of'", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of"; (ii) in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word "from" means "from and including" and the words "to" and "until" each mean "to but excluding";
(iii) the term "security interest" shall include a hypothec; and (iv) the term "solidary" and "solidarily" as used herein shall read and interpreted in accordance with the Civil Code of Quebec.

Section 1.06      Accounting Terms and Calculations

                  All accounting terms not specifically defined in this Agreement shall be interpreted in accordance with GAAP. The financial statements to be delivered to the Administrative Agent pursuant to this Agreement shall be prepared in accordance with GAAP in effect from time to time and all calculations made to determine the Borrower's compliance with the financial covenants in Section 8.03 shall be made on the basis of GAAP in effect from time to time.

Section 1.07      Rateable Portion of Accommodations

                  References in this Agreement to a Lender's rateable portion of Advances, Drawings, Drafts and Bankers' Acceptances or rateable share of payments of principal, interest, Fees or any other amount, shall mean and refer to a rateable portion or share as nearly as may be rateable in the circumstances, as determined in good faith by the Administrative Agent. Each such determination by the Administrative Agent shall be prima facie evidence of such rateable share.

Section 1.08      Incorporation of Schedules

                  The schedules attached to this Agreement shall, for all purposes of this Agreement, form an integral part of it.

Section 1.09      Conflict

                  The provisions of this Agreement prevail in the event of any conflict or inconsistency between its provisions and the provisions of any of the other Credit Documents.

Section 1.10      References in Credit Documents

                  In any of the Credit Documents (i) a reference to a specified agreement, instrument or other document shall be construed as a reference to such agreement, instrument or other document as it may be amended, varied, supplemented, restated or replaced from time to time (subject to any restrictions on such amendments, variations, supplements, restatements or replacements set forth herein); (ii) a reference to a Person shall include its successors and permitted assigns; and (iii) a reference to any law or regulation shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time.

Section 1.11      Designated Senior Indebtedness

                  The parties hereto acknowledge and agree that the Credit Facilities, the Commitments, any Accommodations, any obligations of the Borrower hereunder, any obligations owing by the Borrower under any Eligible

Hedging Agreement and any obligations owing by the Borrower under any Cash Management Agreement constitute Designated Senior Indebtedness under the Senior Subordinated Note Indenture.

                    ----------------------------------------

                                   ARTICLE 2
                               CREDIT FACILITIES

Section 2.01      Availability

                  (1) Each Operating Lender severally agrees, on the terms and subject to the conditions of this Agreement, to make Accommodations (other than the issue of Documentary Credits) rateably to the Borrower in a maximum amount equal to the lesser of (A) such Lender's Operating Commitment, and (B) such Lender's rateable share of an amount equal to the Borrowing Base. Each Tranche A Lender severally agrees, on the terms and subject to the conditions of this Agreement, to make Accommodations (other than the issue of Documentary Credits) rateably to the Borrower in accordance with its Lender's Tranche A Commitment. Each Tranche B Lender severally agrees, on the terms and subject to the conditions of this Agreement, to make Accommodations (other than the issue of Documentary Credits) rateably to the Borrower in accordance with its Lender's Tranche B Commitment. The Documentary Credit Lender agrees, on the terms and subject to the conditions of this Agreement, to make Documentary Credits available to the Borrower in accordance with its Documentary Credit Lender's Commitment.

                  (2) Accommodations under the Operating Facility shall be made available to the Borrower as Canadian Prime Rate Advances, Base Rate (Canada) Advances and Eurodollar Rate Advances pursuant to Article 3 and Drawings pursuant to Article 4. Accommodations under the Operating Facility shall also be made available to the Borrower as Canadian Dollar or U.S. Dollar denominated Documentary Credits, by the Documentary Credit Lender only pursuant to Article
5. Accommodations under the Term Facilities shall be made available to the Borrower as Canadian Prime Rate Advances, Base Rate (Canada) Advances and Eurodollar Rate Advances pursuant to Article 3 and Drawings pursuant to Article 4.

                  (3) The failure of any Lender to make an Accommodation shall not relieve any other Lender of its obligations, if any, in connection with any such Accommodation requested from that other Lender but no Lender shall be responsible for any other Lender's failure in respect of such Accommodation.

                  (4) The Administrative Agent shall give each applicable Lender prompt notice of any Accommodation Notice in respect of the Operating Facility, the Tranche A Credit Facility or the Tranche B Credit Facility, as applicable, received from the Borrower and of each such Lender's rateable portion of any resulting Accommodation.

Section 2.02      Commitments and Facility Limits

                  (1) The Accommodations Outstanding under the Operating Facility to (i) all Operating Lenders, shall not at any time exceed the lesser of (A) the Operating Commitment, and (B) the Borrowing Base (the "Operating Availability Limit") ; and (ii) each Operating Lender, shall not at any time exceed such Lender's rateable share of the Operating Availability Limit.. The Accommodations Outstanding under the Tranche A Credit Facility to (i) all Tranche A Lenders, shall not at any time exceed the Tranche A Commitment; and
(ii) each Tranche A Lender, shall not at any time exceed such Lender's Tranche A Commitment The Accommodations Outstanding under the Tranche B Credit Facility to (i) all Tranche B Lenders, shall not at any time exceed the Tranche B Commitment and (ii) each Tranche B Lender, shall not at any time exceed such Lender's Tranche B Commitment. The aggregate Face Amount of all Documentary Credits outstanding to the Documentary Credit Lender shall not at any time exceed the Documentary Credit Lender's Commitment.

                  (2) The Operating Facility shall revolve and no payment under the Operating Facility shall reduce the Operating Commitment or the Lender's Operating Commitment. The Term Facilities shall not revolve and any amount repaid or prepaid, as the case may be, under the Term Facilities cannot be reborrowed and the Tranche A Commitment and Tranche B Commitment, as the case may be, (and each Lender's Tranche A Commitment and each Lender's Tranche B Commitment, rateably) shall be reduced by the amount repaid or prepaid, as the case may be.

                  (3) Accommodations under the Tranche A Credit Facility shall be made available in a single drawing by the Borrower on the Closing Date. The unused portion of the Tranche A Commitment shall be permanently cancelled on the date immediately following the Closing Date and the Tranche A Commitment shall be permanently reduced by the amount by which the Accommodations Outstanding under the Tranche A Credit Facility on such date are less than the Tranche A Commitment.

                  (4) Accommodations under the Tranche B Credit Facility shall be made available by way of multiple drawings from time to time until the date which is one year from the Closing Date. The unused portion of the Tranche B Commitment shall be permanently cancelled on the first Business Day after the first anniversary of the Closing Date and the Tranche B Commitment shall be permanently reduced by the amount by which the Accommodations Outstanding under the Tranche B Credit Facility on such date are less than the Tranche B Commitment on such date.

                  (5) A conversion from one Type of Accommodation or Advance to another Type of Accommodation or Advance shall not constitute a novation, repayment or prepayment.

Section 2.03      Use of Proceeds

                  (1) The Borrower shall use the proceeds of Accommodations under the Operating Facility for general corporate purposes.

                  (2) The Borrower shall use the proceeds of Accommodations under the Tranche A Credit Facility to fund the Acquisition and any fees and expenses associated with the Acquisition.

                  (3) The Borrower shall use the proceeds of Accommodations under the Tranche B Credit Facility for general corporate purposes.

Section 2.04      Mandatory Scheduled Repayments

                  (1) The Borrower shall repay (subject to Section 9.01) the Accommodations Outstanding under the Operating Facility and the Commitments thereunder shall be permanently cancelled, on the Relevant Repayment Date in respect of the Operating Facility, together with all accrued interest and Fees and all other amounts payable to the applicable Lenders in connection therewith.

                  (2) The Borrower shall repay (subject to Section 2.05 and
Section 9.01) the Accommodations Outstanding under the Term Facilities in the following amounts (expressed in Canadian Dollars) and on the following dates:

                   Date                                          Amount
                   ----                                          ------

                   September 30, 2007                            $6,670,000
                   December 31, 2007                             $6,670,000
                   March 31, 2008                                $6,670,000
                   June 15, 2008                                 the remainder


Section 2.05      Mandatory Prepayments

                  (1) If, on the first Business Day of each month, the Accommodations Outstanding under the Operating facility exceed 100% of the Operating Availability Limit, the Borrower shall, on the third Business Day following such day, (i) repay Floating Rate Advances outstanding under the Operating Facility; or (ii) pay an amount to the Administrative Agent, and irrevocably authorize and direct the Administrative Agent to apply such payment to Eurodollar Rate Advances or as a repayment of the Borrower's reimbursement obligation in respect of Drawings, on the next maturity date for such Eurodollar Rate Advance or Drawing, as the case may be, such that the Accommodations Outstanding under the Operating Facility, after giving effect thereto, do not exceed the Operating Availability Limit.

                  (2) If, on the first Business Day of each month, the Accommodations Outstanding under the Tranche A Credit Facility or the Tranche B Credit Facility, as the case may be, exceed 102% of the Commitments thereunder, the Borrower shall, on the third Business Day following such day, (i) repay Floating Rate Advances outstanding under such Credit Facility; or (ii) pay an amount to the Administrative Agent, and irrevocably authorize and direct the Administrative Agent to apply such payment to Eurodollar Rate Advances or as a repayment of the Borrower's reimbursement obligation in respect of Drawings, on the next maturity date for such Eurodollar Rate Advance or Drawing, as the case may be, such that the Accommodations Outstanding under such Credit Facility, after giving effect thereto, do not exceed the Commitment thereunder.

                  (3) An amount equal to the Net Proceeds from any Disposition of any Assets in excess of Cdn. $3,000,000 (or the Equivalent U.S. $ Amount of equivalent amount in any other currency) (whether individually or in aggregate) by the Borrower, Marsol or any Guarantor (other than the Net Proceeds from any dispositions pursuant to clause (i) of the definition of Permitted Dispositions) shall be applied, within 5 Business Days of receipt thereof, rateably to the prepayment of Accommodations Outstanding under the Term Facilities.

                  (4) An amount equal to the Net Proceeds of (i) any Debt (other than the incurrence of Refinancing Debt to refinance the Debt described in clause (iii) of the definition of Permitted Debt) created or incurred by the Borrower or any Guarantor, and (ii) any issuance of securities, units, convertible debt or similar equity instruments by the Borrower, Marsol or any Guarantor (other than a rights offering by the Borrower of up to Cdn.$30,000,000 to partially finance the Montreal Expansion), in either case in excess of Cdn. $3,000,000 (or the Equivalent U.S. $ Amount or the equivalent amount in any other currency), shall be applied rateably to the prepayment of the Accommodations Outstanding under the Term Facilities.

Section 2.06      Optional Prepayments/Repayments and Reductions of Commitments

                  Subject to the next following sentence, the Borrower may, subject to the provisions of this Agreement, prepay (which term applies to a payment in respect of the Term Facilities made earlier than required) or repay (which term applies to a payment by the Borrower in respect of the Operating

Facility made earlier than required) rateably, without penalty or bonus, Accommodations Outstanding under the Operating Facility or the Term Facilities which are advanced to it or reduce the Commitment thereunder, in each case in whole or rateably in part upon the number of Business Days' notice to the Administrative Agent specified in Schedule 5 by a notice stating the proposed date and aggregate principal amount of the prepayment, repayment or reduction. In each such case, the Borrower shall pay to the Administrative Agent in accordance with such notice the amount of such prepayment, repayment or the amount, if any, by which the Accommodations Outstanding under the applicable Credit Facility exceed the proposed reduced Commitment. Each partial prepayment, repayment or reduction shall be in an aggregate principal amount of
(i) in respect of the Term Facilities, Cdn. $5,000,000 (or the Equivalent U.S. $ Amount) and integral multiples of Cdn. $1,000,000 (or the Equivalent U.S. $ Amount); and (ii) in respect of the Operating Facility, Cdn. $250,000 (or the Equivalent U.S. $ Amount) and integral multiples of Cdn. $250,000 (or the Equivalent U.S. $ Amount). Amounts prepaid or repaid, as the case may be, in respect of Drawings prior to the maturity date thereof shall be deposited with the Administrative Agent and shall be applied by the Administrative Agent to the repayment obligations of the Borrower in respect of such Drawing on the next maturity date thereof. Any prepayment of Accommodations Outstanding under the Term Facilities pursuant to this Section 2.06 shall permanently reduce the Commitment thereunder by the amount of such prepayment.

Section 2.07      Fees

                  (1) The Borrower shall pay to the Administrative Agent for the account of the Operating Lenders a commitment fee in respect of the Operating Facility calculated by multiplying (i) the unused and uncancelled amount of the Operating Commitment, by (ii) the Applicable Commitment Fee, calculated daily (commencing on the date hereof) and payable in arrears on the first Business Day following the end of each Financial Quarter and on the date of termination of the Operating Facility.

                  (2) The Borrower shall pay to the Administrative Agent for the account of the Tranche B Lenders a commitment fee in respect of the Tranche B Credit Facility calculated by multiplying (i) the unused and uncancelled amount of the Tranche B Commitment, by (ii) the Applicable Commitment Fee, calculated daily and payable in arrears on the first Business Day following the end of each Financial Quarter and on the first anniversary of the Closing Date.

                  (3) The Borrower shall pay to the Administrative Agent for its own account the administrative fee in the amount and in the manner agreed to in the Fee Letter.

Section 2.08      Payments under this Agreement

                  (1) Unless otherwise expressly provided in this Agreement, the Borrower shall (i) make any payment required to be made by it to the Administrative Agent for its own account or the account of any other Lender in the currency of the Accommodations Outstanding in respect of which such repayment is being made by depositing the amount of the payment in the relevant currency to the Borrower's Account not later than 10:00 a.m. (Toronto time) on the date the payment is due; and (ii) provide to the Administrative Agent, upon the number of Business Days' notice specified in Schedule 5, a notice of repayment which shall be irrevocable and binding on the Borrower and shall specify (y) the date of repayment, and (z) the Type and amount of Accommodation to be repaid. The Administrative Agent shall distribute to each applicable Lender, promptly on the date of receipt by the Administrative Agent of any payment, an amount equal to the amount then due each applicable Lender. If the distribution is not made on that date, the Administrative Agent shall pay interest on the amount for each day, from the date the amount is received by the Administrative Agent until the date of distribution, at the prevailing interbank rate for late payments. Any amount received by the Administrative Agent for the account of the Lenders shall be held in trust for their benefit until a distribution.

                  (2) Unless otherwise expressly provided in this Agreement, the Administrative Agent shall make Accommodations and other payments to the Borrower under this Agreement by crediting the Borrower's Account (or causing the Borrower's Account to be credited) with the amount of the payment in the relevant currency not later than 3:00 p.m. (Toronto time) on the date the payment is to be made.

                  (3) The Borrower hereby authorizes each Lender, if and to the extent payment owed to such Lender by the Borrower is not made to the Administrative Agent when due, to charge from time to time any due amount against any or all of the Borrower's accounts with the Lender.

Section 2.09      Application of Payments and Prepayments

                  (1) Each prepayment pursuant to Sections 2.05(3), 2.05(4) and
2.06 shall, subject as provided in the next following sentence (i) be applied to the payment of any Floating Rate Advances outstanding under the relevant Credit Facility; and (ii) the balance, if any, shall be held by the Administrative Agent and be applied to the repayment of Eurodollar Rate Advances outstanding under the relevant Credit Facility or the Borrower's reimbursement obligation in respect of Drawings under the relevant Credit Facility on the next maturity date for such Eurodollar Rate Advance or Drawing, as the case may be. Each prepayment pursuant to Sections 2.05(3), 2.05(4) and
2.06 shall, if applicable to the Tranche A Credit Facility, be applied to the payments of Accommodations Outstanding under the Tranche A Credit Facility rateably to the remaining scheduled amortization payments as specified in
Section 2.04(2).

                  (2) All amounts received by the Administrative Agent from or on behalf of the Borrower in respect of a Credit Facility or in respect of a Credit Document and not previously applied pursuant to this Agreement shall be applied by the Administrative Agent as follows (i) first, in reduction of the Borrower's obligation to pay any unpaid interest and any Fees which are due and owing under such Credit Facility; (ii) second, in reduction of the Borrower's obligation to pay any Claims or Losses referred to in Section 12.06; (iii) third, in reduction on a pari passu basis of the Borrower's obligation to pay
(x) any amounts due and owing on account of any unpaid principal amount of Advances which is due and owing under such Credit Facility (y) any other unpaid Accommodations Outstanding which are due and owing under such Credit Facility, and (z) after the Administrative Agent has declared all amounts owing under this Agreement to be immediately due and payable pursuant to Section 9.01, any amount due and owing under any Eligible Hedging Agreements and any amount due and owing under any Cash Management Agreements up to an aggregate maximum amount of Cdn. $2,000,000; (iv) fourth, in reduction of any other obligation of the Borrower under this Agreement and the other Credit Documents (including, prior to the Administrative Agent declaring all amounts owing under this Agreement to be immediately due and payable pursuant to Section 9.01, any obligation due and owing under any Eligible Hedging Agreements); and (v) fifth, to the Borrower or such other Persons as may lawfully be entitled to or directed to receive the remainder.

Section 2.10      Computations of Interest and Fees

                  (1) All computations of interest shall be made by the Administrative Agent taking into account the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable and (i) if based on the Canadian Prime Rate on the basis of a year of 365 or 366 days, as the case may be; or (ii) if based on the Eurodollar Rate or the Base Rate (Canada), on the basis of a year of 360 days.

                  (2) All computations of Fees shall be made by the Administrative Agent on the basis of a year of 365 or 366 days, as the case may be, taking into account the actual number of days (including the first day but excluding the last day) occurring in the period for which the fees are payable.

                  (3) For purposes of the Interest Act (Canada), whenever any interest or Fee under this Agreement is calculated using a rate based on a year of 360 days or 365 days, as the case may be, such rate used pursuant to such calculation, when expressed as an annual rate, is equivalent to (x) the applicable rate based on a year of 360 days or 365 days, as the case may be,
(y) multiplied by the actual number of days in the calendar year in which the period for which such interest or fee is payable (or compounded) ends, and (z) divided by 360 or 365, as the case may be. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement, and the rates of interest stipulated in this Agreement are intended to be nominal rates and not effective rates or yields.

                  (4) In the event that any provision of this Agreement or any other Credit Document would oblige the Borrower or a Guarantor to make any payment of interest or any other payment which is construed by a court of competent jurisdiction to be interest in an amount or calculated at a rate which would be prohibited by Law or would result in a receipt by the Lender of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada), then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted nunc pro tunc to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by Law or so result in a receipt by the Lender of interest at a criminal rate, such adjustment to be effected, to the extent necessary as follows:

         (a) firstly, by reducing the amount or rate of interest required to be paid under this Agreement; and

         (b) thereafter by reducing any fees, commissions, premiums and other amounts which would constitute interest for the purposes of Section 347 of the Criminal Code (Canada).

                  (5) If, notwithstanding the provisions of Section 2.10(4) and after giving effect to all adjustments contemplated thereby, the Lender shall have received an amount in excess of the maximum permitted by such clause, then such excess shall be applied by the Administrative Agent to the rateable reduction of the principal balance of Accommodations Outstanding and not to the payment of interest, or if such excessive interest exceeds such principal balance, such excess shall be refunded to the Borrower.

Section 2.11      Guarantees and Security

                  (1) As a general and continuing collateral security for the due payment of all present and future indebtedness and liability of the Borrower to the Administrative Agent and the Lender Parties under this Agreement and under the other Credit Documents, there shall be provided (and the Borrower agrees to provide or cause to be provided) to the Administrative Agent for the rateable benefit of the Lender Parties, the Security described in
Schedule 8 and all other Security as and when required hereunder, which shall be in form and substance and accompanied by opinions of counsel to the Borrower, each Guarantor and any other relevant Person, in each case satisfactory to the Administrative Agent.

                  (2) The Borrower and each Guarantor will from time to time at the Borrower's expense duly authorize, execute and deliver to the Administrative Agent such further instruments and documents and take such further action as the Administrative Agent may reasonably request for the purpose of obtaining or preserving the full benefits granted or intended to be granted to the Administrative Agent and the Lender Parties by the Security Documents and of the rights and remedies therein granted to the Administrative Agent, including without limitation, the filing of financing statements or other documents under any applicable Law with respect to the Liens created thereby. Unless prohibited by applicable Law, the Borrower authorizes the Administrative Agent to file any such financing statement or similar documents without the signature of the Borrower or any of its Subsidiaries, or to execute such financing statement as attorney for the Borrower or any of its Subsidiaries in the event that the Borrower or any of its Subsidiaries fails to do so promptly upon request by the Administrative Agent. The Borrower acknowledges that the Security Documents have been prepared on the basis of applicable Law in effect on the date hereof, and that changes to applicable Law may require the execution and delivery of different forms of documentation, and accordingly the Administrative Agent shall have the right to require that the Security Documents be amended, supplemented or replaced (and the Borrower shall duly authorize, execute and deliver, and cause each Guarantor to duly authorize, execute and deliver, to the Administrative Agent on request any such amendment, supplement or replacement with respect to any of the Security Documents to which the Borrower or any Guarantor is a party): (i) to reflect any change in applicable Law, whether arising as a result of statutory amendments, court decisions or otherwise; or (ii) to facilitate the creation and registration of appropriate forms of security in all applicable jurisdictions.

Section 2.12      Incremental Facility

                  (1) The parties hereto agree that the Borrower may, at any time (provided that no Default or Event of Default has occurred and is continuing or would result therefrom), give notice in writing to the Administrative Agent as provided in this Section 2.12 (an "Incremental Facility Notice") requesting the addition of a new term credit facility hereunder ("Incremental Facility"). The Incremental Facility shall be in a minimum aggregate principal amount of Cdn. $5,000,000 (or the Equivalent U.S. $ Amount), and a maximum aggregate principal amount of Cdn. $50,000,000 (or the Equivalent U.S. $ Amount).

                  (2) The Incremental Facility Notice shall specify, in respect of the proposed Incremental Facility (i) one or more Lenders or, if one or more Lenders have not indicated a willingness to commit to the Incremental Facility, one or more other financial institutions (which shall be acceptable to the Administrative Agent) (each, an "Incremental Lender" and, collectively, the "Incremental Lenders") that have indicated their willingness either to the Borrower or to the Administrative Agent to make commitments under such Incremental Facility, (ii) such Incremental Lender's proposed commitment in respect of such Incremental Facility (each, a "Lender's Incremental Commitment"), and (iii) the requested amount of the proposed Incremental Facility (which amount shall be in compliance with Section 2.12(1)). It is understood and agreed that no Incremental Lender shall be obligated to provide an Incremental Commitment and make advances thereunder until such Incremental Lender has executed an Incremental Amending Agreement as provided in Section 2.12(5)and all the conditions precedent to the effectiveness of such Incremental Amending Agreement specified in Section 2.12(6) have been satisfied.

                  (3) The parties hereto agree that the terms and conditions of the Incremental Facility shall be as follows:

         (a) the amount of the Incremental Facility shall, subject to Section 2.12(1), be equal to the aggregate amount of each Lender's Incremental Commitment in respect of such Incremental Facility (collectively, the "Incremental Commitment");

         (b) accommodations under each Incremental Facility shall be made available as Canadian Prime Rate Advances, Base Rate (Canada) Advances, Eurodollar Rate Advances or Drawings or a combination thereof;

         (c) the Borrower shall use the proceeds of accommodations under the Incremental Facility solely to fund Permitted Acquisitions;

         (d) the Borrower shall not, directly or indirectly, use the proceeds of accommodations under the Incremental Facility to repay or prepay Accommodations Outstanding under the Operating Facility or Term Facilities.

         (e) the Incremental Facility shall not revolve and any amount repaid or prepaid thereunder shall not be reborrowed and shall permanently reduce the Incremental Commitment under the Incremental Facility by the amount repaid or prepaid, as the case may be;

         (f) the accommodations outstanding under the Incremental Facility shall have a final maturity date that is no earlier than the Relevant Repayment Date in respect of the Credit Facilities;

         (g) the interest payable on a type of advance under the Incremental Facility (the "Applicable Incremental Rate") shall be no greater than the interest payable on the same type of advance under the Term Facilities pursuant to the provisions of this Agreement at the relevant time (the "Applicable Term Rate"); notwithstanding the foregoing, the Applicable Incremental Rate may exceed the Applicable Term Rate immediately prior to the effectiveness of the applicable Incremental Amending Agreement, provided, however, that the Applicable Term Rate shall be adjusted automatically to be equal to the Applicable Incremental Rate with such adjustment to take effect upon the effectiveness of the applicable Incremental Amending Agreement;

         (h) the Administrative Agent shall give each Term Lender prompt written notice of any adjustment to the Applicable Term Rate made pursuant to
Section 2.12(3)(g);

         (i) the Incremental Facility shall rank pari passu in right of payment and of security with the Operating Facility, the Term Facilities and the obligations pursuant to the Eligible Hedging Agreements, if any;

         (j) the Incremental Facility shall be treated substantially the same as (and in any event no more favourable than) the Term Facilities (including in respect of mandatory prepayments and optional repayments or prepayments and covenants) and shall have an amortization schedule which is not more favourable to the Incremental Lenders participating in such Incremental Facility than the amortization schedule applicable to the Term Facilities pursuant to Section 2.04(2) and the final maturity date shall be no earlier than the Relevant Repayment Date in respect of the Credit Facilities;

         (k) the terms and conditions of the Incremental Facility (including with respect to maturity, amortization and mandatory prepayments) shall to the extent possible be structured to avoid the risk that interest payments thereon would be subject to any withholding tax (it being understood that any payments of interest made to "authorized foreign banks" will be subject to gross-up and indemnity provisions contained in Section 12.07); and

         (l) such other terms and conditions agreed to by the Borrower, the Incremental Lenders and the Administrative Agent, which terms and conditions shall not, taken as a whole, in any event, subject to Section 2.12(4), be more onerous or more extensive than the terms and conditions set out in this Agreement.

                  (4) In the event that the terms and conditions of the Incremental Facility are more favourable to the Incremental Lender than the terms and conditions of the Operating Facility and the Term Facilities, the terms and conditions of the Operating Facility and the Term Facilities may be amended with the written consent of the Required Lenders to reflect the more favourable terms. The Borrower's consent will not be required to effect any such amendments.

                  (5) The parties hereto agree that in order to establish an Incremental Facility, an amending agreement to this Agreement in form and substance satisfactory to the Administrative Agent (an "Incremental Amending Agreement") shall be executed by the Borrower, the Incremental Lenders and the Administrative Agent and, without the consent of any other Lender Parties, shall effect such amendments to this Agreement and to the other Credit Documents as may be necessary or desirable, in the opinion of the Administrative Agent, to establish such Incremental Facility in accordance with the provisions of this Section 2.12. An Incremental Amending Agreement shall:

         (a) contain the terms and conditions of the Incremental Facility as set forth in Section 2.12(3);

         (b) provide that, for the purposes of this Agreement and the other Credit Documents (i) the Incremental Lenders shall be included in the definition of "Lenders", (ii) the applicable Incremental Commitment shall be included in the definition of "Commitment", and (iii) the Incremental Facility shall be included in the definition of "Credit Facilities";

         (c) provide that the Administrative Agent shall hold the Security for the rateable benefit of the Lender Parties and the applicable Incremental Lenders; and

         (d) contain such other provisions as the Administrative Agent may consider necessary or desirable to establish the Incremental Facility in accordance with the provisions of this Section 2.12.

                  (6) The effectiveness of an Incremental Amending Agreement shall be subject to the conditions precedent that (i) the Administrative Agent shall have received a duly executed and delivered Incremental Amending Agreement in relation to the Incremental Facility, (ii) the Borrower and the Guarantors shall have executed and delivered confirmation of security agreements in form and substance satisfactory to the Administrative Agent and shall have provided such other documentation and opinions as the Administrative Agent may consider necessary or desirable to establish the Incremental Facility and to ensure that the Security shall be held by the Administrative Agent for the rateable benefit of the Lenders and the Incremental Lenders; (iii) the Administrative Agent and Incremental Lenders shall have received satisfactory legal opinions from counsel to the Borrower in respect of any Incremental Amending Agreements, amendments to this Agreement and any other Credit Documents; (iv) the representations and warranties contained in Article 7 shall be true and correct; and (v) no Default or Event of Default shall have occurred and be continuing at the time that the Incremental Facility is established and after giving effect to any advances to be made thereunder. The Administrative Agent shall deliver an executed copy of any Incremental Amending Agreement to all Lenders within five Business Days of receiving same.

                    ----------------------------------------

                                   ARTICLE 3
                                   ADVANCES

Section 3.01      The Advances

                  (1) Each Operating Lender severally, and not jointly and severally, agrees on the terms and conditions of this Agreement and in accordance with the applicable Borrowing Notice, to make Advances to the Borrower under the Operating Facility, from time to time on any Business Day prior to the Relevant Repayment Date in respect of the Operating Facility. Each Tranche A Lender severally, and not jointly and severally, agrees on the terms and conditions of this Agreement and in accordance with the applicable Borrowing Notice, to make Advances to the Borrower under the Tranche A Credit Facility on the Closing Date as provided in Section 2.02(3). Each Tranche B Lender severally, and not jointly and severally, agrees on the terms and subject to the conditions of this Agreement and in accordance with the applicable Borrowing Notice, to make Advances under the Tranche B Credit Facility from time to time on any Business Day prior to the first anniversary of the Closing Date as provided in Section 2.02(4).

                  (2) Each Borrowing shall be in the aggregate minimum amount and in an integral multiple of the amount set forth in Schedule 5. Each Borrowing shall be made to the applicable Borrower on the same day rateably by the relevant Lenders and in the aggregate minimum amount and in an integral multiple of the amount set forth in Schedule 5.

Section 3.02      Procedure for Borrowing

                  Each Borrowing shall be made on the number of days prior notice as specified in Schedule 5, given not later than 10:00 a.m. (Toronto time) by the Borrower to the Administrative Agent. Each notice of a Borrowing (a "Borrowing Notice") shall be in substantially the form of Schedule 1, shall be irrevocable and binding on the Borrower and shall specify (i) the requested date of the Borrowing; (ii) the Type of Advances comprising the Borrowing;
(iii) the aggregate amount of the Borrowing; (iv) in the case of a Eurodollar Rate Advance, the initial Eurodollar Interest Period; and (v) the purpose for which the proceeds of the Borrowing will be used. The Borrower shall not select a Eurodollar Interest Period which is after the Relevant Repayment Date in respect of the Credit Facility under which a Eurodollar Rate Advance is requested. Upon receipt by the Administrative Agent of funds from the applicable Lenders and fulfilment of the applicable conditions set forth in
Article 6, the Administrative Agent will make such funds available to the Borrower in accordance with Article 2.

Section 3.03      Conversions and Elections Regarding Advances

                  (1) Each Advance shall initially be the Type of Advance specified in the applicable Borrowing Notice and shall bear interest at the rate applicable to that Type of Advance until (i) in the case of a Eurodollar Rate Advance, the end of the initial Eurodollar Interest Period specified in the Borrowing Notice; (ii) in the case of a Floating Rate Advance, the date on which the Advance is repaid in full or is changed to another Type of Advance pursuant to Section 3.02; or (iii) in the case of any Advance, it is converted to another Type of Accommodation pursuant to Section 3.03(2).

                  (2) Subject to the next sentence, the Borrower may elect to
(i) change the methodology for calculating interest in respect of any Advance by changing any Advance made to it to another Type of Advance available to it hereunder in accordance with Section 3.03(3) or convert an Advance made to it to another Type of Accommodation available to it hereunder (other than a

Documentary Credit) upon the number of days notice specified in Schedule 5 (y) in the case of a Floating Rate Advance, as of any Business Day, and (z) in the case of a Eurodollar Advance, as of the last day of the Eurodollar Interest Period applicable to the Eurodollar Rate Advance; and (ii) continue any Eurodollar Rate Advance for a further Eurodollar Interest Period beginning on the last day of the then current Eurodollar Interest Period in accordance with
Section 3.03(3). The Borrower may not elect to change or convert a Canadian Dollar Advance to a U.S. Dollar Advance or a U.S. Dollar Advance to a Canadian Dollar Advance.

                  (3) Each election to change from one Type of Advance to another Type of Advance or to continue a Eurodollar Rate Advance for a further Eurodollar Interest Period shall be made on the number of days prior notice specified in Schedule 5 given, in each case, not later than 10:00 a.m. (Toronto time) by the Borrower to the Administrative Agent. Each such notice (an "Election Notice") shall be given substantially in the form of Schedule 2 and shall be irrevocable and binding upon the Borrower. If the Borrower fails to deliver an Election Notice to the Administrative Agent for any Eurodollar Rate Advance as provided in this Section 3.03(3), the Eurodollar Rate Advance shall be converted (as of the last day of the applicable Eurodollar Interest Period) to and be outstanding as a Base Rate (Canada) Advance. The Borrower shall not select a Eurodollar Interest Period which conflicts with the definition of Eurodollar Interest Period in Section 1.01 or with the repayment schedule in
Section 2.04.

Section 3.04      Circumstances Requiring Prime Rate Pricing

                  If a Lender determines in good faith and notifies the Borrower and the Administrative Agent that (i) by reason of circumstances affecting financial markets generally, deposits of U.S. Dollars are unavailable to such Lender; (ii) adequate and fair means do not exist for ascertaining the applicable interest rate on the basis provided in the definition of Eurodollar Rate; (iii) the making or continuation of any U.S. Dollar Advances or obligation of such Lender has been made impracticable or unlawful (x) by the occurrence of a contingency (other than a mere increase in rates payable by such Lender to fund the Advances) which adversely affects the funding of the applicable Credit Facility at any interest rate computed on the basis of the Eurodollar Rate, or (y) by reason of a change since the date of this Agreement in any applicable Law, rule, regulation, order, treaty or official direction, or in the interpretation thereof by any Governmental Entity (whether or not having the force of law) which affects such Lender or any relevant financial market and which results in the Eurodollar Rate no longer representing the effective cost to the Lenders of deposits in the market, then,

         (a) the right of the Borrower to select any affected Type of Advance from such Lender shall be suspended until such Lender determines that the circumstances causing the suspension no longer exist and such Lender so notifies the Administrative Agent;

         (b) if any affected Type of Advance is not yet outstanding, any applicable Accommodation Notice requesting any affected Type of Advance shall be suspended until such Lender determines that the circumstances causing such suspension no longer exist and such Lender so notifies the Administrative Agent;

         (c) if a Eurodollar Rate Advance is already outstanding at any time when the right of the Borrower to select Eurodollar Rate Advances is suspended, it and all other Eurodollar Rate Advances in the same Borrowing shall become Base Rate (Canada) Advances on the last day of the then current Eurodollar Interest Period (or on such earlier date as may be required to comply with any applicable Law, rule, regulation, judgment or order) or, if the Borrower does not have the right to select Base Rate (Canada) Advances at such time, the Eurodollar Rate Advance shall become a Canadian Prime Rate Advance on the last day of the then current Eurodollar Interest Period applicable to it (or on such earlier date as may be required to comply with any applicable Law, rule, regulation, judgment or order) in a principal amount equal to the Equivalent Cdn. $ Amount of the Eurodollar Rate Advance determined on the date on which the Advance becomes denominated in Canadian Dollars; and

         (d) if any U.S. Dollar Advance is already outstanding at any time when the right of the Borrower to select U.S. Dollar Advances is suspended, it and all other U.S. Dollar Advances included in the same Borrowing shall become Canadian Prime Rate Advances (i) in the case of a Eurodollar Rate Advance, on the last day of the then current Eurodollar Interest Period (or on such earlier date as may be required to comply with any applicable Law, rule or regulation); and (ii) in the case of a Base Rate (Canada) Advance, immediately, in a principal amount equal, in each case, to the Equivalent Cdn. $ Amount of the related U.S. Dollar Advance determined on the date on which the Advance becomes denominated in Canadian Dollars.

Section 3.05      Interest on Advances

                  (1) The Borrower shall pay interest on the unpaid principal amount of each Advance made to it from the date of such Advance until the principal amount of such Advance is repaid in full, at the following rates per annum:

         (a) if and so long as the Advance is a Canadian Prime Rate Advance, at a rate per annum equal at all times to the sum of the Canadian Prime Rate in effect from time to time plus the Applicable Margin;

         (b) if and so long as the Advance is a Base Rate (Canada) Advance, at a rate per annum equal at all times to the Base Rate (Canada) in effect from time to time plus the Applicable Margin; and

         (c) if and so long as the Advance is a Eurodollar Rate Advance, at a rate per annum equal, at all times during each Eurodollar Interest Period for such Eurodollar Rate Advance, to the sum of the Eurodollar Rate for such Eurodollar Interest Period plus the Applicable Margin.

                  (2) Interest on Floating Rate Advances shall be calculated daily and payable in arrears (i) on the first Business Day of each month; and
(ii) when the Advance becomes due and payable in full, is repaid, or is converted to another Type of Advance or Accommodation. Interest on Eurodollar Rate Advances shall be calculated daily and payable (iii) in the case of a Eurodollar Interest Period longer than 3 months, on the date falling three months from the beginning of such Eurodollar Interest Period; (iv) on the last day of the Eurodollar Interest Period; and (v) when such Advance becomes due and payable.

                  (3) Any amount of principal or interest on any Advance which is not paid when due (whether at stated maturity, by acceleration or otherwise) shall bear interest (both before and after judgment), from the date on which such amount is due until such amount is paid in full, payable on demand, at a rate per annum equal to the lesser of (A) (x) in the case of Base Rate (Canada) Advances and Eurodollar Rate Advances, the Base Rate (Canada) in effect from time to time plus the Applicable Margin and 2%, and (y) in the case of Canadian Prime Rate Advances, the Canadian Prime Rate in effect from time to time plus the Applicable Margin and 2%, and (B) in the event that the interest rate specified in (A) is not permitted by applicable Law, (x) in the case of Base Rate (Canada) Advances and Eurodollar Rate Advances, the Base Rate (Canada) in effect from time to time, plus the Applicable Margin in respect of Base Rate (Canada) Advances in effect on such date, and (y) in the case of Canadian Prime Rate Advances, the Canadian Prime Rate in effect from time to time, plus the Applicable Margin in respect of Canadian Prime Rate Advances in effect on such date.

                    ----------------------------------------

                                   ARTICLE 4
                              BANKERS' ACCEPTANCES

Section 4.01      Acceptances and Drafts

                  (1) Each Operating Lender and Term Lender, agrees, severally and not jointly and severally, on the terms and conditions of this Agreement and from time to time prior to the Relevant Repayment Date in respect of the Operating Facility or Term Facilities, as the case may be, (i) in the case of a Lender which is willing and able to accept drafts, to create acceptances ("Bankers' Acceptances") by accepting Drafts and to purchase such Bankers' Acceptances in accordance with Section 4.03(2); and (ii) in the case of a Lender which is unwilling or unable to accept Drafts, to purchase completed Drafts (which have not and will not be accepted by the Lender or any other Lender) in accordance with Section 4.03(2).

                  (2) Each Drawing shall be in a minimum Face Amount and in an integral multiple of the amount in Schedule 5 and shall consist of the creation and purchase of Bankers' Acceptances or the purchase of Drafts on the same day, in each case for the Drawing Price, effected or arranged in accordance with
Section 4.03.

                  (3) If the Administrative Agent determines in good faith, which determination shall be final, conclusive and binding on the Borrower and the applicable Lenders, that the Bankers' Acceptances to be created and purchased or Drafts to be purchased on any Drawing under the applicable Credit Facility (upon a conversion or otherwise) will not be created and purchased rateably by the applicable Lenders in accordance with Section 4.01(2) and
Section 4.03, then the requested Face Amount of Bankers' Acceptances and Drafts shall be increased or reduced to such greater or lesser amount as the Administrative Agent determines will permit rateable sharing and any resulting amount by which the requested Face Amount shall have been so reduced shall be advanced, converted or continued, as the case may be, as (i) a Canadian Prime Rate Advance under the Operating Facility, or (ii) a Canadian Prime Rate Advance, a Base Rate (Canada) Advance or a Eurodollar Rate Advance under the Term Facilities, as the case may be, to be made contemporaneously with the Drawing.

Section 4.02      Form of Drafts

                  Each shall (i) be in a minimum amount of Cdn. $500,000 and in an integral multiple of Cdn. $100,000; (ii) be dated the date of the Drawing; and (iii) mature and be payable by the Borrower (in common with all other Drafts presented in connection with such Drawing) on a Business Day which occurs approximately 30, 60, 90 or 180 days (subject to availability) at the election of the Borrower after the Drawing Date and on or prior to the Relevant Repayment Date and which will not conflict with the repayment schedule set out in Section 2.04.

Section 4.03      Procedure for Drawing

                  (1) Each Drawing shall be made on notice (a "Drawing Notice") given by the Borrower to the Administrative Agent not later than 10:00 a.m. (Toronto time) on the number of days notice specified in Schedule 5. Each Drawing Notice shall be in substantially the form of Schedule 3, shall be irrevocable and binding on the Borrower and shall specify (i) the Drawing Date;
(ii) the Credit Facility under which the Drawing is to be made; (iii) the aggregate Face Amount of Drafts to be accepted and purchased (or purchased, as the case may be); (iv) the contract maturity date for the Drafts; and (v) the purpose for which the proceeds of the Drawing will be used. The Borrower shall not request a contract maturity date for a Draft which would be after the Relevant Repayment Date in respect of the applicable Credit Facility.

                  (2) Not later than 1:00 p.m. (Toronto time) on an applicable Drawing Date, each applicable Lender shall complete one or more Drafts in accordance with the Drawing Notice and either (i) accept the Drafts and purchase the Bankers' Acceptances thereby created for the Drawing Price; or
(ii) purchase such Drafts for the Drawing Price, and, in each case, pay to the Administrative Agent the Drawing Proceeds in respect of such Bankers' Acceptance or Draft, as the case may be. Upon receipt of the Drawing Proceeds and upon fulfilment of the applicable conditions set forth in Article 6, the Administrative Agent shall make funds available to the Borrower in accordance with Article 2.

                  (3) The Borrower shall, at the request of an applicable Lender, issue one or more non-interest bearing promissory notes (each a "BA Equivalent Note") payable on the date of maturity of the unaccepted Draft referred to below, in such form as such Lender may specify and in a principal amount equal to the Face Amount of, and in exchange for, any unaccepted Drafts which such Lender has purchased or has arranged to have purchased in accordance with Section 4.03(2).

                  (4) Bankers' Acceptances purchased by a Lender may be held by it for its own account until the contract maturity date or sold by it at any time prior to that date in any relevant Canadian market in such Person's sole discretion.

Section 4.04      Presigned Draft Forms/Power of Attorney

                  (1) To enable the applicable Lenders to create Bankers' Acceptances or complete Drafts in the manner specified in this Article 4, the Borrower shall supply each such Lender with such number of Drafts as it may reasonably request, duly endorsed and executed on behalf of the Borrower. Each such Lender will exercise such care in the custody and safekeeping of Drafts as it would exercise in the custody and safekeeping of similar property owned by it and will, upon request by the Borrower, promptly advise the Borrower of the number and designations, if any, of uncompleted Drafts held by it for the Borrower. The signature of any officer of the Borrower on a Draft may be mechanically reproduced and BA Instruments bearing facsimile signature shall be binding upon the Borrower as if they had been manually signed. Even if the individuals whose manual or facsimile signature appears on any BA Instrument no longer hold office at the date of its acceptance by such Lender or at any time after such date, any BA Instrument so signed shall be valid and binding upon the Borrower. No Lender shall be liable for its failure to accept a Draft as required hereby if the cause of such failure is, in whole or in part, due to the failure of the Borrower to provide Drafts to such Lender on a timely basis.

                  (2) The Borrower hereby irrevocably appoints each Lender as its attorney to sign and endorse on its behalf, manually or by facsimile or mechanical signatures any Drafts necessary to enable such Lender to make Drawings in the manner specified in this Article 4. All Bankers' Acceptances signed or endorsed on the Borrower's behalf by a Lender shall be binding on the Borrower, all as if duly executed and issued by the Borrower. No Lender shall be liable for any Claim arising by reason of any loss or improper use of any such BA Instruments, except for Claims arising out of the fraud, gross negligence or wilful misconduct of such Lender. Each Lender shall (i) maintain a record with respect to any Drafts received by it from the Administrative Agent in blank hereunder, voided by it for any reason, accepted and purchased by it hereunder, and cancelled at their respective maturities; and (ii) retain such records in the manner and for the statutory periods provided in the various provincial or federal statutes and regulations which apply to such Lender. On request by the Borrower, a Lender shall cancel all Drafts which have been pre-signed or pre-endorsed on behalf of the Borrower and which are held by such Lender and are not required to make Drawings in accordance with this
Article 4 and shall, if so requested, return such cancelled Drafts to the Borrower.

Section 4.05      Payment, Conversion or Renewal of BA Instruments

                  (1) Upon the maturity of a BA Instrument, the Borrower may
(i) elect to issue a replacement BA Instrument by giving a Drawing Notice in accordance with Section 4.03(1); (ii) elect to have all or a portion of the Face Amount of the BA Instrument converted to (i) a Canadian Prime Rate Advance available pursuant to the Operating Facility, or (ii) a Canadian Prime Rate Advance, a Base Rate (Canada) Advance or a Eurodollar Rate Advance available pursuant to the Term Facilities, as the case may be, by giving a Borrowing Notice in accordance with Section 3.02; or (iii) pay, on or before 10:00 a.m. (Toronto time) on the maturity date for the BA Instrument, an amount in Canadian Dollars equal to the Face Amount of the BA Instrument (notwithstanding that a Lender may be the holder of it at maturity). Any such action under clauses 4.05(1)(i), (ii) or (iii) shall satisfy the Borrower's obligations under the BA Instrument to which it relates and the relevant Lender shall then be solely responsible for the payment of the BA Instrument.

                  (2) If the Borrower fails to pay any BA Instrument when due or issue a replacement in the Face Amount of such BA Instrument pursuant to
Section 4.05(1), the unpaid amount due and payable shall be converted to (i) a Canadian Prime Rate Advance made by the applicable Lender(s) rateably under the Operating Facility, or (ii) a Canadian Prime Rate Advance, a Base Rate (Canada) Advance or a Eurodollar Rate Advance made by the applicable Lender(s) rateably under the Term Facilities, as the case may be, and shall bear interest calculated and payable as provided in Article 3. This conversion shall occur as of the due date and without any necessity for the Borrower to give a Borrowing Notice.

Section 4.06      Circumstances Making Bankers' Acceptances Unavailable

                  (1) If the Administrative Agent determines in good faith, which determination will be final, conclusive and binding on the Borrower, and notifies the Borrower that, by reason of circumstances affecting the money market, there is no market for Bankers' Acceptances then,

         (a) the Borrower's right to request a Drawing shall be suspended until the Administrative Agent determines that the circumstances causing a suspension no longer exist and so notifies the Borrower; and

         (b) any Drawing Notice which is outstanding shall be deemed to be a Borrowing Notice requesting a Borrowing comprised of Canadian Prime Rate Advances, Base Rate (Canada) Advances or Eurodollar Rate Advances, as applicable (all as if it were a Borrowing Notice given pursuant to Section 3.02).

                  (2) The Administrative Agent shall promptly notify the Borrower and the applicable Lenders of the suspension of the Borrower's right to request a Drawing and of the termination of any such suspension.

                    ----------------------------------------

                                   ARTICLE 5
                              DOCUMENTARY CREDITS

Section 5.01      Documentary Credits

                  The Documentary Credit Lender agrees, on the terms and conditions of this Agreement and in accordance with the applicable Issue Notice, to issue any Type of Documentary Credit under the Operating Facility only for the account of the Borrower from time to time on any Business Day prior to the fifth Business Day prior to the Relevant Repayment Date in respect of the Operating Facility. The aggregate Face Amount of Documentary Credits outstanding at any time shall not exceed the Documentary Credit Lender's Commitment.

Section 5.02      Procedure for Issue

                  (1) Each Issue shall be made on notice (an "Issue Notice") given by the Borrower to the Administrative Agent (who shall forthwith notify the Documentary Credit Lender) not later than 11:00 a.m. (Toronto time) on the number of days notice specified in Schedule 5. The Issue Notice shall be in substantially the form of Schedule 7, shall be irrevocable and binding on the Borrower and shall specify (i) the requested date of Issue (the "Issue Date");
(ii) the Face Amount of the Documentary Credit; (iii) the expiration date; (iv) the name and address of the Beneficiary; (v) the Type of Documentary Credit; and (vi) the purpose for which the proceeds of the Issue will be used. The Borrower shall not request a maturity date for a Documentary Credit which would be after the Relevant Repayment Date in respect of the Operating Facility.

                  (2) Not later than 11:00 a.m. (Toronto time) on the Issue Date, and upon fulfilment of the conditions set forth in Article 6, the Documentary Credit Lender shall issue a Documentary Credit completed in accordance with the Issue Notice in the appropriate form and shall deliver the Documentary Credit to or to the order of the Borrower.

                  (3) No Documentary Credit shall require that payment against a conforming draft be made on the same Business Day upon which the draft was presented, unless such presentation is made before 10:00 a.m. (Toronto time) on such Business Day.

                  (4) Prior to the Issue Date, the Borrower shall provide to the Documentary Credit Lender a precise description of the documents and the verbatim text of any certificates to be presented by the Beneficiary which, if presented by the Beneficiary, would require the Documentary Credit Lender to make payment under the Documentary Credit. The Documentary Credit Lender may require changes in any such document or certificate.

Section 5.03      Form of Documentary Credits

                  Each Documentary Credit (i) shall be dated the Issue Date; and (ii) shall comply with the definition of Documentary Credit.

Section 5.04      Reimbursements of Amounts Drawn

                  (1) At or before 10:00 a.m. (Toronto time) on the date specified by a Beneficiary as a drawing date under a Documentary Credit, subject to the next following sentence, the Borrower shall pay to the Documentary Credit Lender an amount in same day funds equal to the amount to be drawn by the Beneficiary in the currency in which the Documentary Credit is payable (the "Amount Drawn"). To the extent that amounts are held by the Administrative Agent in the Documentary Credit Account pursuant to Section 5.07(1) or Section 5.07(2) in respect of such Documentary Credit, the Administrative Agent shall pay the Amount Drawn to the Documentary Credit Lender at or before 10:00 a.m. (Toronto time) on the date specified by the Beneficiary as a drawing under such Documentary Credit.

                  (2) If the Documentary Credit Lender is not paid an amount, in same day funds, equal to the Amount Drawn in accordance with Section 5.04(1), then (i) the Borrower shall be deemed to have given a Borrowing Notice to the Administrative Agent, requesting a Canadian Prime Rate Advance or a Base Rate (Canada) Advance, as the case may be under the Operating Facility based upon the amount and currency required on the date on which such drawing is honoured in an amount equal to the amount of such drawing; (ii) the Operating Lenders shall on the date of such drawing, make such Canadian Prime Rate Advance or Base Rate (Canada) Advance to the Borrower, as applicable, rateably under the Operating Facility; and (iii) the Administrative Agent shall pay the proceeds thereof to the Documentary Credit Lender as reimbursement for the amount of such drawing.

                  (3) Each Operating Lender shall be required to make the Advances referred to in Section 5.04(2) notwithstanding (i) the amount of the Advance may not comply with the minimum amount required for Borrowings hereunder; (ii) whether any conditions specified in Article 6 are then satisfied; (iii) whether a Default or Event of Default has occurred and is continuing; (iv) the date of such Advance; (v) any reduction in the Operating Commitment; and (vi) whether the Operating Commitment has been, or, after the making of such Advance, will be, exceeded.

Section 5.05      Risk of Documentary Credits

                  (1) In determining whether to pay under a Documentary Credit, the Documentary Credit Lender shall be responsible only to determine that the documents and certificates required to be delivered under the Documentary Credit have been delivered and that they comply on their face with the requirements of the Documentary Credit.

                  (2) The reimbursement obligation of the Borrower under any Documentary Credit issued for its account shall be unconditional and irrevocable and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including (i) any lack of validity or enforceability of a Documentary Credit; (ii) the existence of any claim, set-off, defence or other right which the Borrower may have at any time against a Beneficiary, the Documentary Credit Lender or any other Person, whether in connection with the Credit Documents and the transactions contemplated therein or any other transaction (including any underlying transaction between the Borrower and the Beneficiary); (iii) any certificate or other document presented with a Documentary Credit proving to be forged, fraudulent or invalid or any statement in it being untrue or inaccurate; (iv) the existence of any act or omission or any misuse of, a Documentary Credit or misapplication of proceeds by the Beneficiary, including any fraud in any certificate or other document presented with a Documentary Credit in each case unless, before payment of a Documentary Credit, (x) the Borrower has delivered to the Documentary Credit Lender a written notice of the fraud together with a written request that it refuse to honour such drawing, (y) the fraud by the Beneficiary has been established to the knowledge of the Documentary Credit Lender so as to make the fraud clear or obvious to the Documentary Credit Lender, and (z) in the case of fraud in the underlying transaction between the Borrower and the Beneficiary, the fraud is of such character as to make the demand for payment by the Beneficiary under the Documentary Credit a fraudulent one; (v) payment by the Documentary Credit Lender under the Documentary Credit against presentation of a certificate or other document which does not comply with the terms of the Documentary Credit unless such payment constitutes gross negligence or wilful misconduct of the Documentary Credit Lender; or (vi) the existence of a Default or Event of Default.

                  (3) Subject to the last sentence of this Section 5.05(3), the Documentary Credit Lender shall not be responsible for (i) the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign a Documentary Credit or the rights or benefits under it or proceeds of it, in whole or in part, which may prove to be invalid or ineffective for any reason; (ii) errors, omissions, interruptions or delays in transmission or delivery of any messages by mail, telecopy or otherwise; (iii) errors in interpretation of technical terms; (iv) any loss or delay in the transmission of any document required in order to make a drawing; and (v) any consequences arising from causes beyond the control of the Documentary Credit Lender, including the acts or omissions, whether rightful or wrongful, of any Governmental Entity. Subject to the last sentence of this Section 5.05(3), none of the above shall affect, impair, or prevent the vesting of any of the Documentary Credit Lenders' rights or powers under this Agreement. Any action taken or omitted by the Documentary Credit Lender under or in connection with any Documentary Credit or the related certificates, if taken or omitted in good faith, shall not put the Documentary Credit Lender under any resulting liability to the Borrower provided that the Documentary Credit Lender acts in accordance with the standards of reasonable care specified in the Uniform Customs and Practice for Documentary Credits (1993 Revision), ICC Publication 500 (or any replacement publication).

Section 5.06      Fees

                  (1) The Borrower shall pay to the Administrative Agent, for the account of the Operating Lenders, a documentary credit fee with respect to each such Documentary Credit equal to the Applicable Margin, calculated on the basis of the Face Amount of each such Documentary Credit and a year of 365 or 366 days, as the case may be, and payable in advance and in the same currency as such Documentary Credit.

                  (2) The Borrower shall pay to the Documentary Credit Lender a fronting fee in respect of each Documentary Credit equal to the Applicable Fronting Fee, calculated on the basis of the Face Amount of each Documentary Credit and a year of 365 or 366 days, as the case may be, and payable in advance and in the same currency as such Documentary Credit.

                  (3) The Borrower shall pay to the Documentary Credit Lender, upon the issuance, amendment or transfer of each Documentary Credit issued by the Documentary Credit Lender and each drawing made under it, the Documentary Credit Lender's standard and prevailing documentary and administrative charges for issuing, amending, transferring or drawing under, as the case may be, Documentary Credits of similar amount, term and risk.

Section 5.07      Repayments

                  (1) If the Borrower is required to repay the Accommodations Outstanding pursuant to Article 2 or Article 9, then the Borrower shall pay to the Administrative Agent (for the account of the Documentary Credit Lender), an amount equal to the Documentary Credit Lender's contingent liability in respect of (i) any outstanding Documentary Credit; and (ii) any Documentary Credit which is the subject matter of any order, judgment, injunction or other such determination (a "Judicial Order") restricting payment by the Documentary Credit Lender under and in accordance with such Documentary Credit or extending the Documentary Credit Lender's liability under such Documentary Credit beyond its stated expiration date. Payments in respect of each Documentary Credit shall be held by the Administrative Agent for the benefit of the Documentary Credit Lender as cash collateral for the obligations of the Borrower in respect of such Documentary Credit and shall be due in the currency in which such Documentary Credit is denominated. Amounts so held by the Administrative Agent as cash collateral shall be deposited in an account (the "Documentary Credit Account") and shall bear interest at the Documentary Credit Lender's applicable term deposit rate for such deposits.

                  (2) If the Borrower fails to pay the Administrative Agent (for the account of the Documentary Credit Lender) the amount payable pursuant to Section 5.07(1), then (i) the Borrower shall be deemed to have given a Borrowing Notice to the Administrative Agent, requesting a Canadian Prime Rate Advance or a Base Rate (Canada) Advance, as the case may be, under the Operating Facility based upon the amount and currency required on the date on which such amount is payable; (ii) the Operating Lenders shall on the date such amount is payable pursuant to Section 5.07(1), make such Canadian Prime Rate Advance or Base Rate (Canada) Advance to the Borrower, as applicable, rateably under the Operating Facility; and (iii) the Administrative Agent shall hold the proceeds thereof in the Documentary Credit Account for the benefit of the Documentary Credit Lender as cash collateral for the obligations of the Borrower in respect of the outstanding Documentary Credits.

                  (3) Each Operating Lender shall be required to make the Advances referred to in Section 5.07(2) notwithstanding (i) the amount of the Advance may not comply with the minimum amount required for Borrowings hereunder; (ii) whether any conditions specified in Article 6 are then satisfied; (iii) whether a Default or Event of Default has occurred and is continuing; (iv) the date of such Advance; (v) any reduction in the Operating Commitment; and (vi) whether the Operating Commitment has been, or, after the making of such Advance, will be exceeded.

                  (4) The Administrative Agent, on behalf of the Documentary Credit Lender, shall, with respect to any Documentary Credit, upon the later of:

         (a) the date on which any final and non-appealable order, judgment or other such determination has been rendered or issued either terminating the applicable Judicial Order or permanently enjoining the Documentary Credit Lender from paying under such Documentary Credit; and

         (b) the earlier of (i) the date on which either (x) the original counterpart of the Documentary Credit is returned to the Documentary Credit Lender for cancellation, or (y) the Documentary Credit Lender is released by the Beneficiary from any further obligations, and (ii) the expiry (to the extent permitted by any applicable law) of the Documentary Credit.

pay to the Borrower an amount equal to the difference between the amount paid to the Administrative Agent (for the account of the Documentary Credit Lender) the Documentary Credit Lender pursuant to Section 5.07(1) and the amounts paid by or on behalf of the Documentary Credit Lender under the Documentary Credit.

                    ----------------------------------------

                                   ARTICLE 6
                             CONDITIONS OF LENDING

Section 6.01      Conditions Precedent to the Initial Accommodation

                  The obligation of each Lender to make its initial Accommodation under the Credit Facilities on or after the date hereof and the effectiveness of this Agreement are subject to (i) the applicable conditions precedent specified in Section 6.02, and (ii) satisfaction in full of the following conditions precedent on the date hereof:

         (a) The Administrative Agent shall have received in form, substance and dated as of a date satisfactory to the Lenders and their counsel and in sufficient quantities for the Administrative Agent and each Lender and the Administrative Agent and Lenders therein shall have reviewed to their reasonable satisfaction:

A. (i) A certified copy of the constating documents and by-laws of the Borrower and each Guarantor, and of all corporate and other proceedings taken and required to be taken by the Borrower and each Guarantor to authorize the execution and delivery of the Credit Documents to which it is a party and the performance of the transactions contemplated thereby; (ii) a certificate of status, compliance, good standing or like certificate with respect to the Borrower and each Guarantor issued by the appropriate Governmental Entity of the jurisdiction of its incorporation or organization as the case may be; (iii) a certificate of incumbency of the Borrower and each Guarantor; and (iv) all other instruments evidencing necessary corporate action of the Borrower and each Guarantor and of any required Authorization with respect to such matters.

B. Satisfactory legal opinions of counsel to the Borrower and each Guarantor in their jurisdiction of incorporation or organization, as the case may be, and each other jurisdiction specified by the Lenders, acting reasonably, regarding, among other things, the enforceability of the Credit Documents and the validity and the perfection of, or opposability of, the security interests created by the Security Documents.

C.       Executed copies of this Agreement, the Security Documents specified in
         Part I of Schedule 8 and the Intercreditor Agreement.

D. Evidence of registrations or publications in the necessary jurisdictions of the security interests or notice thereof in favour of the Administrative Agent or the Lenders, as the case may be, created by the Credit Documents in order to perfect, preserve, protect or render opposable such security interests.

E. A certificate or certificates of insurance in respect of the insurance required to be maintained pursuant to Section 8.01(m) showing, to the extent required by Section 8.01(m), the Administrative Agent and the Lenders as loss payee or additional insured, as applicable.

F. All Authorizations, shareholder and third party consents and approvals necessary, or in the reasonable opinion of the Administrative Agent, desirable.

G. Audited consolidated financial statements of the Borrower for the three Financial Years ended most recently and subsequent unaudited consolidated financial statements of the Borrower.

H. Certified copies of (i) the Acquisition Agreement, (ii) the Syncrude Loan Agreement, Syncrude Guarantee and other documents relating to the Syncrude Financing, (iii) documents relating to all other Permitted Debt, and (iv) the Material Agreements.

I. A consolidated forecast for the Borrower and its Subsidiaries for the Financial Year ending December 31, 2005 and each of the following four Financial Years (including, without limitation, and unless otherwise agreed by the Lenders and the Borrower (a) detailed forecasted balance sheets and statements of operations and cash flow in respect of, and as at the last day of, each of the next four Financial Years, prepared in accordance with GAAP for the Borrower's consolidated operations and supported by appropriate explanations, notes and information and commentary; and (b) a break down between maintenance Capital Expenditures and growth Capital Expenditure projected for each such Financial Year).

J. Evidence of the concurrent repayment in full of all Debt of the Borrower and each Restricted Subsidiary other than Permitted Debt.

K. A certificate of a senior officer of the Borrower calculating each of the financial covenants specified in Section 8.03 as at the date hereof based on the financial statements for the most recent Financial Quarter, together with the balance sheet and income statement used to calculate such financial covenants and a Borrowing Base Certificate confirming that the Borrowing Base exceeds the Accommodations Outstanding under the Operating Facility on the Closing Date by Cdn. $15,000,000.

L. Evidence satisfactory to the Lenders that (i) any consents required in connection with the Syncrude Financing have been obtained and that all amendments required to be made to the First Treasury Loan Agreement and related documents to ensure that the terms thereof are acceptable to the Lenders have been made, and (ii) the Borrower has filed with the trustee under the Senior Subordinated Note Indenture the required board resolution designating the Credit Facilities as Designated Senior Indebtedness.

M.       The Borrower's Approved Hedge Program.

N. Such other certificates, documentation and opinions as the Administrative Agent may reasonably request.

         (b) The Administrative Agent and the Lenders shall have received satisfactory evidence that the Acquisition shall have been consummated in accordance with the terms and conditions specified in the Acquisition Agreement (other than payment of the purchase price thereunder), that all relevant filings and registrations have been made in respect of the Acquisition and that all Authorizations, consents and approvals (including any third party consents and approvals) required in connection with the Acquisition have been obtained on terms and conditions satisfactory to the Lenders.

         (c) The Administrative Agent and the Lenders shall have completed their due diligence in respect of the Borrower, Guarantors, any other parties to the Credit Documents, the Acquisition and such other matters as they deem appropriate with results satisfactory to them in their sole discretion.

         (d) The Administrative Agent and the Lenders shall have received satisfactory evidence that (i) the Borrower's pro forma Consolidated EBITDA for the last twelve month period ended June 30, 2005 is not less than Cdn. $46,000,000, and (ii) the Total Debt Ratio for the last twelve month period ended June 30, 2005 calculated on a pro forma basis is less than or equal to

4.25:1, provided that the Consolidated EBITDA and the Total Debt Ratio under this Section 6.01(d) shall be calculated (x) as if the Acquisition had occurred on the first day of such twelve month period, the Debt in connection therewith (including hereunder) had been incurred on the first day of such twelve month period and any Debt repaid in connection with the Acquisition was repaid on the first day of such twelve month period and, without regard to any synergies, including all EBITDA of Stablex for such twelve month period, and (y) by including the projected Debt and EBITDA of Marsol as shown in the consolidated forecast delivered pursuant to Section 6.01(a)(I).

         (e) The Administrative Agent and the Lenders shall have received satisfactory evidence that (i) the entering into of this Agreement and the other Credit Documents and the making of the Accommodations hereunder, and (ii) the entering into of the Acquisition Agreement and consummation of the Acquisition, do not breach or violate any applicable Laws or the terms of any Material Agreement.

         (f) Payment of all reasonable fees (including reasonable legal fees of the Lenders), reasonable expenses and other amounts then payable under the Credit Documents or otherwise then owing to the Lenders, the Lead Arrangers or any one of them.

         (g) No Material Adverse Change shall have occurred since December 31, 2004 and the Administrative Agent and Lenders shall be satisfied that there has not occurred any event which could reasonably be expected to have a Material Adverse Effect.

         (h) The Closing Date shall be a date on or prior to August 31, 2005.

Section 6.02      Conditions Precedent to all Accommodations and Conversions

                  (1) The obligation of each Lender to make Accommodations or otherwise give effect to any Accommodation Notice is subject to fulfilment of the following conditions at the time of any Accommodation Notice or Accommodation, as the case may be:

         (a) no Default or Event of Default has occurred or is continuing or would arise immediately after giving effect to or as a result of the Accommodation or Accommodation Notice;

         (b) the Accommodation will not violate any applicable Law, rule, regulation, judgment or order; and

         (c) the representations and warranties of the Borrower contained in
Section 7.01 are true and correct on the date of the Accommodation or Accommodation Notice as if they were made on that date.

                  (2) Each of the giving of any Accommodation Notice by the Borrower and the acceptance by the Borrower of any Accommodation shall be deemed to constitute a representation and warranty by the Borrower that, on the date of such Accommodation Notice or Accommodation, as the case may be, and after giving effect thereto and to the application of any proceeds therefrom, the statements set forth in Section 6.02(1) are true and correct.

Section 6.03      Conditions Precedent to Accommodations to make Permitted
                  Acquisitions

                  (1) The obligation of each Lender to make Accommodations for Permitted Acquisitions is subject to fulfillment of the following conditions at the time of any Accommodation Notice or Accommodation, as the case may be (in addition to the conditions set out in Section 6.02):

         (a) at least 5 Business Days prior to the delivery of such Accommodation Notice the Administrative Agent shall have received:

A. a certificate from the Borrower's president, chief financial officer or treasurer to the following effect:

               (I) the proposed Accommodation shall be used to assist the Borrower in financing a Permitted Acquisition;

               (II) where the Borrower acting reasonably has, in accordance with prudent business practices, engaged a third party environmental consultant, (which consultant shall be of experience and reputation reasonably satisfactory to the Administrative Agent), the Borrower has complied with all material recommendations made by such consultant in order to ensure that the business to be acquired can be conducted in compliance with any applicable material Environmental Laws;

               (III) that no material adverse change in the earnings of the Borrower shall result from such Permitted Acquisition;

               (IV) that no Default or Event of Default will occur as a consequence of such acquisition, and

B. a certified copy of the applicable purchase and sale agreement together with such other information relating to the Permitted Acquisition as the Administrative Agent may reasonably request.

         (b) at least 5 Business Days prior to the delivery of such Accommodation Notice the Administrative Agent shall have received satisfactory evidence that the proposed Permitted Acquisition complies with items (a) through (g) in the definition of "Permitted Acquisitions", including, without limitation, consolidated financial projections on a pro forma basis.

                  (2) Notwithstanding any other provision of this Agreement, if any portion of the Credit Facilities are to be used to fund a Hostile Take-Over, any Lender may refuse to fund its pro rata share of any Borrowing with respect to such Hostile Take-Over if the Lender reasonably determines that, by providing such funding, it may be placed in a conflict of interest.

Section 6.04      No Waiver

                  The making of an Accommodation or otherwise giving effect to any Accommodation Notice, without the fulfilment of one or more conditions set forth in Section 6.01, Section 6.02 or Section 6.03 shall not constitute a waiver of any condition and the Administrative Agent and the Lenders reserve the right to require fulfilment of such condition in connection with any subsequent Accommodation Notice or Accommodation.

                    ----------------------------------------

                                   ARTICLE 7
                         REPRESENTATIONS AND WARRANTIES

Section 7.01      Representations and Warranties of the Borrower and Guarantors

                  The Borrower and each Guarantor represents and warrants to the Administrative Agent and each Lender, acknowledging and confirming that the Administrative Agent and each Lender is relying on such representations and warranties without independent inquiry in entering into this Agreement and providing Accommodations that:

         (a) Incorporation and Qualification. The Borrower is a corporation duly amalgamated, organized and validly existing under the laws of Canada. Each of Marsol and the Guarantors is a corporation, company or partnership, as the case may be, duly incorporated, continued, amalgamated, established or organized, as the case may be, and validly existing under the laws of its jurisdiction of incorporation, continuance, amalgamation, establishment or organization, as the case may be, as set forth in Schedule 7.01(a). Each of the Borrower and each Restricted Subsidiary is duly qualified, licensed or registered to carry on business under the Laws applicable to it in all jurisdictions in which such qualification, licensing or registration is necessary or where failure to be so qualified would have a Material Adverse Effect.

         (b) Corporate Power. Each of the Borrower, Marsol and the Guarantors has all requisite power and authority to (i) own, lease and operate its properties and assets and to carry on its business as now being conducted by it; and (ii) enter into and perform its obligations under the Credit Documents to which it is a party.

         (c) Conflict With Other Instruments. The execution and delivery by each of the Borrower and each Guarantor of the Credit Documents to which such Person is a party and the performance by such Person of its obligations thereunder, and its compliance with the terms, conditions and provisions thereof will not (i) conflict with or result in a breach of any of the terms, conditions or provisions of (t) its constating documents, articles or certificate of incorporation, by-laws, organizational documents, limited partnership agreement or partnership agreement, as the case may be, (u) any applicable Law, (v) any contractual restriction binding on or affecting it or its properties, or (w) any judgment, injunction, determination or award which is binding on it in a manner which may have a Material Adverse Effect; or (ii) result in, require or permit (x) the imposition of any Liens in, on or with respect to any of its Assets (including any Leased Properties or Owned Properties) (other than Liens in favour of the Administrative Agent and the Lender Parties), (y) the acceleration of the maturity of any Debt binding on or affecting such Person, or (z) any third party to terminate or acquire rights under any Material Agreement or Material Permit of the Borrower or any of the Guarantors. No law, rule, regulation, by-law, decision, order or judgment which may affect the Borrower or any of the Guarantors has been enacted, promulgated or applied which challenges, or to the best of the Borrower's and each Guarantor's knowledge, has been proposed which may challenge, the validity or propriety of the Credit Documents or the transactions contemplated thereunder.

         (d) Corporate Action, Governmental Approvals, etc. The execution and delivery by each of the Borrower and each Guarantor of the Credit Documents to which such Person is a party and the performance by such Person of its obligations thereunder have been duly authorized by all necessary corporate, limited partnership, partnership or other action, as the case may be, including, without limitation, the obtaining of all necessary shareholder or unitholder consents. No authorization, consent, approval, registration, qualification, designation, declaration or filing with any Governmental Entity or other Person, is or was necessary in connection with the execution, delivery and performance of obligations by each of the Borrower and each Guarantor under the Credit Documents to which such Person is a party except as are in full force and effect, unamended, at the date of this Agreement.

         (e) Execution and Binding Obligation. The Credit Documents have been duly executed and delivered by each of the Borrower and each Guarantor which is a party thereto and constitute legal, valid and binding obligations of such Person, as applicable, enforceable against such Person, as applicable, in accordance with their respective terms, subject only to any limitation under applicable Laws relating to (i) bankruptcy, insolvency, reorganization, moratorium or creditors' rights generally; and (ii) the discretion that a court may exercise in the granting of equitable remedies.

         (f) Location of Business. At the date of this Agreement, the only jurisdictions (or registration districts within such jurisdictions) in which the Borrower or any of its Subsidiaries has any place of business or stores any tangible personal property are listed in Schedule 7.01(f).

         (g) Material Permits, etc. The Borrower, Marsol and the Guarantors possess all Authorizations necessary to properly conduct their respective businesses. As of the date hereof, the Material Permits described in Schedule 7.01(g) are the only Material Permits of the Borrower, Marsol and the Guarantors, as applicable. Each such Material Permit is (i) in full force and effect; and (ii) not subject to any dispute. No event has occurred which, with the giving of notice, lapse of time or both, would constitute a default under, or in respect of, any such Material Permit.

         (h) Trademarks, Patents, etc. Each of the Borrower, Marsol and each Guarantor possesses all the trademarks, trade names, copyrights, patents and licences reasonably necessary for the conduct of their respective businesses. To the best knowledge of the Borrower and each Guarantor neither it nor any of the other Subsidiaries is infringing or is alleged to be infringing upon the rights of any Person with respect to any patent, trademark, trade name, copyright (or any application or registration in respect thereof), licence, discovery, improvement, process, formula, know-how, data, plan or specification. All the trademarks, trade names, copyrights, patents and intellectual property licences (other than software licences) of the Borrower, Marsol and each of the Guarantors as at the date hereof are set forth in
Schedule 7.01(h).

         (i) Ownership of Property. Except for Permitted Liens, each of the Borrower, Marsol and each Guarantor has good and valid title in fee simple to the Owned Properties and good and valid title to all of its or their other properties and Assets including, without limitation, the tangible and intangible personal property reflected as assets in their books and records, except as set forth in Schedule 7.01(i). None of the Borrower, Marsol and each Guarantor (i) owns any real property other than the Owned Properties; (ii) is bound by any agreement to own or lease any real property except for the Leases; or (iii) has leased any of its Owned Properties except pursuant to a Material Agreement. Each of the Borrower, Marsol and each Guarantor owns, leases or has the lawful right to use all of the Assets necessary for the conduct of its business.

         (j) Leased Properties. Each Lease is in good standing and all amounts owing under it have been paid by the Borrower, Marsol or Guarantor, as applicable, other than, for the period between the date hereof and December 31, 2005, the Long Beach Lease.

         (k) Work Orders. There are no outstanding work orders relating to the Subject Properties from or required by any Governmental Entity, nor does the Borrower, Marsol or any of the Guarantors have notice of any possible impending or future work order.

         (l) Expropriation. No part of any of the Subject Properties or the Buildings and Fixtures located on the Subject Properties has been taken or expropriated by any Governmental Entity, no written notice or proceeding in respect of an expropriation has been given or commenced nor is the Borrower or any of the Guarantors aware of any intent or proposal to give any such notice or commence any proceedings.

         (m) Encroachments. Except for Permitted Liens, the Buildings and Fixtures located at each of the Subject Properties are located entirely within such Subject Property and are in conformity with set-back and coverage requirements of all applicable Governmental Entities. There are no material encroachments upon any of the Subject Properties.

         (n) Compliance with Laws. Each of the Subject Properties has been used, and each of the Borrower, Marsol and each Guarantor is, in compliance with all applicable Laws.

         (o) No Default. No Default or Event of Default has occurred and is continuing under this Agreement. None of the Borrower, Marsol nor any of the Guarantors is in violation of its constating documents, its by-laws or any shareholders' agreement applicable to it. None of the Borrower, Marsol nor any of the Guarantors has failed to pay the principal or premium or interest on any of its Debt on the later of (i) the date that such amount has become due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise); and (ii) the date immediately following the last day of the applicable grace period, if any, specified in the agreement or instrument relating to such Debt. No other event has occurred or condition exists, and is continuing after the applicable grace period, if any, specified in any agreement or instrument relating to any Debt of the Borrower, Marsol or any of the Guarantors, if the effect of such event is to accelerate, or permit the acceleration of such Debt. No Debt of the Borrower, Marsol or any of the Guarantors has been declared to be due and payable prior to its stated maturity.

         (p) Subsidiaries, etc. At the date of this Agreement (i) there are no Subsidiaries of the Borrower other than the Subsidiaries identified as such in
Schedule 7.01(p) (including those Subsidiaries acquired pursuant to the Acquisition); (ii) the share ownership of each of such Subsidiaries is as described in Schedule 7.01(p); (iii) none of the Borrower, Marsol nor any of the Guarantors (nor any of its or their Subsidiaries) is, directly or indirectly, a member of, or participant in, any partnership, joint venture or syndicate except as described in Schedule 7.01(p); and (iv) none of the Subsidiaries of the Borrower have been designated as "Unrestricted Subsidiaries" pursuant to Section 4.17 of the Senior Subordinated Note Indenture.

         (q) No Burdensome Agreements. None of the Borrower, Marsol nor any of the Guarantors is a party to any agreement or instrument or subject to any restriction (including any restriction set forth in its constating documents, by-laws or any shareholders' agreement applicable to it) which could reasonably be expected to have a Material Adverse Effect.

         (r) No Litigation. Except as set forth in Schedule 7.01(r), as at the date hereof there are no actions, suits, arbitrations or proceedings pending, taken or, to the Borrower's and each Guarantor's knowledge, threatened, before or by any Governmental Entity or other Person affecting the Borrower, Marsol or any of the Guarantors which could reasonably be expected to have a Material Adverse Effect.

         (s) Environmental Compliance. Except as does not otherwise have a Material Adverse Effect, the Borrower's, Marsol's and each Guarantor's business and assets (i) are in material compliance with all Environmental Laws; (ii) possess and are operated in material compliance with all Environmental Permits which are required for the operation of their respective business; and (iii) other than the notices of violation set out in Schedule 7.01(s), are not subject to any past or present fact, condition or circumstances that could reasonably be expected to result in any material liability under any Environmental Laws.

         (t) Material Agreements, etc. As of the date of this Agreement, none of the Borrower, Marsol nor any of the Guarantors is a party or otherwise subject to or bound or affected by any Material Agreement, except as set out in
Schedule 7.01(t). All Material Agreements are in full force and effect, and none of the Borrower, Marsol nor any of the Guarantors, or to the best of the Borrower's and each Guarantor's knowledge, any other party to any Material Agreement has defaulted in any material fashion under any of the Material Agreements. No event has occurred which, with the giving of notice, lapse of time or both, would constitute a material default under, or in respect of, any such Material Agreement. There is no material dispute regarding any such Material Agreement.

         (u) Books and Records. All books and records of the Borrower, Marsol and the Guarantors have been fully, properly and accurately kept and completed in accordance with GAAP and there are no material inaccuracies or discrepancies of any kind contained or reflected therein. The Borrower's, , Marsol's and each Guarantor's records, systems, controls, data or information are not recorded, stored, maintained, operated or otherwise wholly or partly dependent upon or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the direct control of the Borrower. The Borrower, Marsol and each of the Guarantors have (i) maintained all its environmental and operating records in the manner and for the periods required by applicable Environmental Law, and (ii) filed all reports which are required by applicable Environmental Law to be filed on the happening of any reportable event.

         (v) Tax Liability. The Borrower, Marsol and each of the Guarantors have filed all tax and information returns which are required to be filed and the information contained in such returns is correct and complete and reflects accurately all liability for taxes for the period covered. The Borrower, Marsol and each of the Guarantors have paid all taxes, interest and penalties, if any, which have become due pursuant to such returns or pursuant to any assessment received by any of them other than those in respect of which liability based on such returns is being contested in good faith and by appropriate proceedings where adequate reserves have been established in accordance with GAAP. Adequate provision for payment has been made for taxes not yet due. There are no tax disputes existing or pending involving the Borrower, Marsol or any of the Guarantors or its or their Business which could reasonably be expected to have a Material Adverse Effect. The Borrower and each Guarantor are residents of Canada within the meaning of the Income Tax Act (Canada) ("ITA") save and except as disclosed on Schedule 7.01(a).

         (w) Corporate Structure. Schedule 7.01(w) sets forth as at the date hereof a corporate chart showing the Borrower, Marsol, each Guarantor and its and their respective Subsidiaries and any other entity in which the Borrower (directly or indirectly) has an interest, together with the particulars of such interest.

         (x) Financial Statements. The December 31, 2004 audited consolidated financial statements of the Borrower, copies of each of which have been furnished to the Administrative Agent and the Lenders, fairly present the consolidated financial position of the Borrower at such dates and the consolidated results of the operations and changes in financial position of the Borrower for such period, all in accordance with GAAP. Between December 31, 2004 and the date hereof, there has been no Material Adverse Change in the financial position or results of operations of the Borrower and its Subsidiaries.

         (y) Insurance. Each of the Borrower, Marsol and each Guarantors maintains or causes to be maintained insurance in accordance with the requirements under Section 8.01(m) and the insurance maintained by the Borrower, Marsol and each Guarantor is of the types and in amounts customary and usual for persons engaged in a business similar to the Business.

         (z) Pension Plans. Schedule 7.01(z) contains a list of all Pension Plans of the Borrower, Marsol and each Guarantor as at the date hereof. Each Pension Plan has been established, registered, funded, invested and administered in compliance with its terms and all applicable Law and (i) all contributions or premiums required under applicable Law in respect of each Pension Plan and Welfare Plan maintained by the Borrower, Marsol or any of the Guarantors have been made, (ii) there have been no withdrawals, applications, payments or transfers of assets from any Pension Plan or Welfare Plan or the trusts or other funding media relating thereto which have not been made or effected in compliance with all applicable Law, (iii) each Pension Plan maintained by the Borrower, Marsol or any of the Guarantors is fully funded on both an ongoing and a termination basis, and (iv) to the Borrower's and each Guarantor's knowledge, no event has occurred and no condition exists with respect to any Pension Plan that has resulted or could reasonably be expected to result in any such Pension Plan having its registration revoked or refused under any applicable Law or being placed under the supervision of any relevant pensions benefits regulatory authority or in the Borrower, Marsol or any Guarantor being required to pay any penalties under any applicable Law, except for any exceptions to clauses (i) through (iv) above that, individually or in the aggregate, cannot be reasonably expected to have a Material Adverse Effect.

         (aa) Existing Debt. Schedule 7.01(aa) sets forth the commitments of any lenders for all Debt of the Borrower, Marsol and each of the Guarantors as at the date hereof.

         (bb) Capitalization. The capital stock of each of the corporate Subsidiaries of the Borrower identified in Schedule 7.01(p) is duly authorized, fully paid and non-assessable.

         (cc) Financial Information. Neither this Agreement nor any forecast or certificate furnished to the Administrative Agent or any Lender by or on behalf of the Borrower, Marsol or any of the Guarantors in connection with the transactions contemplated by this Agreement, contain any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading under the circumstances in which they were made at the time such statements are made. All forecasts and projections supplied by or on behalf of the Borrower to the Administrative Agent or the Lenders in connection with the transactions contemplated by this Agreement were prepared in good faith, disclosed all assumptions relevant and the most recent versions of all such forecasts provided by or on behalf of the Borrower to the Administrative Agent or the Lenders are, in the opinion of the Borrower, reasonable estimates of the prospect of the Business. There is no fact known to the Borrower or any of the Guarantors which the Borrower has not disclosed to the Administrative Agent and the Lenders which could reasonably be expected to have a Material Adverse Effect.

         (dd) Reporting Issuer Status. As at the date hereof the Borrower is a reporting issuer not in default under the securities laws of the Province of Ontario.

         (ee) Receivables. All Receivables of the Borrower and each of the Guarantors are bona fide and good and collectible at their face amounts in the ordinary course of business (subject to no defence, counterclaim or set-off) except to the extent of any reserves provided for doubtful accounts in the ordinary course of business and reflected in the financial statements or the books and records of the Borrower and Guarantors, as applicable, which have been disclosed to the Lenders and as reflected in any Borrowing Base Certificate.

         (ff) Acquisition. As at the Closing Date or concurrently therewith, the Borrower has acquired all of the issued and outstanding shares of Seaway TLC Inc. pursuant to the Acquisition Agreement with good and marketable title thereto free and clear or all Liens other than Permitted Liens.

Section 7.02      Survival of Representations and Warranties

                  The representations and warranties in this Agreement and in any certificates or documents delivered to the Administrative Agent and the Lenders shall not merge in or be prejudiced by and shall survive any Accommodation and shall continue in full force and effect so long as any amounts are owing by the Borrower to the Lenders under this Agreement.

                    ----------------------------------------

                                   ARTICLE 8
                    COVENANTS OF THE BORROWER AND GUARANTORS

Section 8.01      Affirmative Covenants

                  So long as any amount owing under this Agreement remains unpaid or any Lender has any obligation under this Agreement, and unless consent to the contrary is given in accordance with Section 12.01 the Borrower and each of the Guarantors shall:

         (a) Financial Reporting. In the case of the Borrower, deliver to the Administrative Agent (with sufficient copies for each Lender) (i) as soon as available and in any event within 60 days after the end of each of the first three Financial Quarters in each Financial Year (y) a consolidated balance sheet of the Borrower as of the end of the Financial Quarter, and (z) the related consolidated statements of operations and cash flow for the Financial Quarter and (if already available for the corresponding previous period) for the period commencing at the end of the previous Financial Year and ending with the end of the Financial Quarter; in each case (except for the statement of cash flow) setting forth in comparative form the figures, if such figures are already available, for the corresponding Financial Quarter and corresponding portion of the previous Financial Year; (ii) as soon as available and in any event within 120 days after the end of each Financial Year (including, for greater certainty, the Financial Year ending December 31, 2005), a copy of the audited consolidated financial statements of the Borrower for the Financial Year reported on by the Borrower's independent auditors (in the case of (i) and (ii) above, it being agreed that the Borrower may furnish the information specified therein by making such information available on the Borrower's website via SEDAR); (iii) together with each delivery of financial statements specified in Section 8.01(a)(i) and (ii) above, a Compliance Certificate; (iv) as soon as practicable and in any event within 30 days after the end of each Financial Year, the Annual Business Plan; (v) within 15 days after the end of each calendar month, a Borrowing Base Certificate as at the end of such month;
(vi) upon notice from the Administrative Agent, Borrower shall institute detailed monthly reporting of Eligible Receivables in form customary for a credit facility similar to the Operating Facility which is satisfactory to the Required Lenders and shall provide such reporting contemporaneously with the Borrowing Base Certificate specified in Section 8.01(a)(v) above; and (vii) as soon as available and in any event within 30 days after the end of each month, a monthly internal management operating report for the Borrower and each of the Guarantors substantially in form and substance satisfactory to the Administrative Agent acting reasonably.

         (b) Additional Reporting Requirements. Deliver to the Administrative Agent (with sufficient copies for each of the Lenders) (i) as soon as available, and in any event within five Business Days after the Borrower or any Guarantor learns of the occurrence of a Default or Event of Default, a statement of the chief financial officer of the Borrower or any other officer acceptable to the Administrative Agent setting forth the details of the Default or Event of Default and the action which the Borrower proposes to take or has taken; (ii) written notice of any Material Adverse Change or any event which, with notice or lapse of time or both, could reasonably be expected to result in a Material Adverse Change or Event of Default within five Business Days after the Borrower or any Guarantor learns thereof; (iii) together with the Compliance Certificate to be delivered pursuant to Section 8.01(a)(iii), written notice of any previously undisclosed (q) trademarks, tradenames, copyrights, patents and intellectual property licences (other than software licences), (r) jurisdictions (or registration districts within such jurisdictions) in which the Borrower or any Guarantor has any place of business or stores any tangible personal property with a value exceeding $500,000 (or the equivalent amount in any other currency), (s) Subsidiaries of the Borrower or membership, partnership, joint venture, syndicate interest or other interest of the Borrower or any Guarantor in any other Person, (t) actions, suits, arbitrations or proceedings pending, taken or threatened before or by any Governmental Entity or other Person affecting the Borrower or any Guarantor,
(u) Lease or acquisition of real property by the Borrower or any Guarantor, (v) Material Permits, (x) Material Agreements, and (y) Subsidiaries that have been designated as "Unrestricted Subsidiaries" pursuant to Section 4.17 of the Senior Subordinated Note Indenture, (iv) from time to time upon request of the Administrative Agent, evidence of the maintenance of all insurance required to be maintained pursuant to this Agreement, including originals or copies as the Administrative Agent may request of policies, certificates of insurance, riders, endorsements and proof of premium payments; (v) promptly upon their issuance, copies of all notices, reports, press releases, circulars, offering documents and other documents filed with, or delivered to, any stock exchange or the Ontario Securities Commission or a similar Governmental Entity in any other jurisdiction (it being agreed that the Borrower may furnish the information specified in this 8.01(b)(v) by making such information available on the Borrower's website via SEDAR); (vi) together with the Compliance Certificate to be delivered pursuant to Section 8.01(a)(iii), a certificate of the Borrower signed on its behalf by its chief financial officer or any other officer acceptable to the Administrative Agent certifying that the aggregate amount of Cash Management Debt is not, and has not been since the date of the previous Compliance Certificate (or in the case of the first Compliance Certificate, the date hereof), in excess of Cdn $2,000,000, and (vii) such other information respecting the condition or operations, financial or otherwise, of the Borrower or any Guarantor as the Administrative Agent, on behalf of the Lenders, may from time to time reasonably request.

         (c) Corporate Existence. Except as otherwise permitted in this Agreement, preserve and maintain, and cause each of its Subsidiaries to preserve and maintain, its corporate existence, and, except where the failure to so preserve and maintain would not have a Material Adverse Effect, its agreements, licenses, operations, contracts, franchises and other arrangements.

         (d) Compliance with Laws, etc. Comply, and cause each of its Subsidiaries to comply, with the requirements of all applicable Laws, except where the failure to so comply would not have a Material Adverse Effect.

         (e) Status of Accounts and Collateral. With respect to the Collateral
(i) maintain, or cause to be maintained, books and records pertaining to the Collateral in such detail, form and scope as the Required Lenders reasonably require; (ii) report immediately to the Administrative Agent any matters materially adversely affecting the value, enforceability or collectibility of the Collateral, taken as a whole; (iii) if any amount payable under or in connection with any account in excess of Cdn. $25,000 (or the equivalent amount in any other currency) is evidenced by a promissory note or other instrument, immediately pledge, endorse, assign and deliver, or cause each of its Subsidiaries to pledge, endorse, assign and deliver, to the Lenders the promissory note or instrument, as additional collateral; and (iv) notify the Administrative Agent in writing of any agreement respecting the Borrower or any Guarantor under which any terms of sale or service (written or oral) which are materially different from normal operating procedures may have been or will be granted.

         (f) Credit Policy and Accounts Receivable. Maintain, and cause each of its Subsidiaries to maintain, at all times, written credit policies consistent with good business practices, adhere to such policies and collect, and cause each of its Subsidiaries to collect, accounts receivable in the ordinary course of business.

         (g) Conduct of Business. Conduct, and cause each of its Subsidiaries to conduct their respective businesses in accordance with good business practice, including obtaining and maintaining all Material Permits.

         (h) Environmental Compliance.

A. use and operate, and cause each Subsidiary to use and operate, all of its Assets in compliance with all Environmental Laws applicable to such Assets, keep all Environmental Permits relating to environmental matters and necessary for the operation of its business in effect and remain in material compliance therewith, and handle all Hazardous Substances in material compliance with all applicable Environmental Laws, in each case except where failure to do so could reasonably be expected to have a Material Adverse Effect;

B. promptly, if the Administrative Agent has a good faith concern which the Borrower has not adequately addressed in the opinion of the Administrative Agent that there is material non-compliance by the Borrower, any Guarantor or any other Subsidiary with Environmental Laws applicable to it, (A) the Borrower shall conduct, at its expense, such inspections, audits and appraisals (by an environmental auditor or auditors approved by the Administrative Agent) concerning such possible non-compliance as the Administrative Agent may reasonably request and permit the Administrative Agent and the Lenders to discuss such inspections, audits and appraisals with such auditor or auditors, and (B) remedy any non-compliance with Environmental Laws revealed by such inspection, audit or appraisal which, if not remedied, could reasonably be expected to have a Material Adverse Effect;

C. promptly notify the Administrative Agent and provide copies upon receipt of all adverse written claims, complaints, notices or inquiries relating to the condition of its Assets or compliance with Environmental Laws which could reasonably be expected to have a Material Adverse Effect, and shall take all Remedial Action and other commercially reasonable steps to promptly cure, have dismissed or otherwise resolved to the reasonable satisfaction of the Bank any actions and proceedings relating to any such compliance with Environmental Laws, except for those being diligently contested in good faith and by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books; and

D. provide such information and certifications which the Administrative Agent may reasonably request from time to time to evidence compliance with the foregoing.

         (i) Maintenance of Properties, etc. Maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, all of its and their properties used or useful in its and their business in good repair, working order and condition (reasonable wear and tear excepted) and in material compliance with all Environmental Laws. From time to time, make and cause each of its Subsidiaries to make, all needful and proper repairs, renewals, replacements, additions and improvements to the Subject Properties, so that the Business may be properly and advantageously conducted at all times in accordance with prudent business management.

         (j) Payment of Taxes and Claims. Pay or cause to be paid and cause each of its Subsidiaries to pay or cause to be paid, when due, (i) all taxes, assessments and governmental charges or levies imposed upon it or upon its income, sales, capital or profit or any other property belonging to it or upon its Subsidiaries; and (ii) all claims which, if unpaid, might by law give rise to a Lien upon any material assets of the Borrower or any Guarantor, except any such tax, assessment, charge, levy or claim which is being contested in good faith and by proper proceedings and in respect of which the Borrower or any

Guarantor has established adequate reserves in accordance with GAAP or which are Permitted Liens.

         (k) Keeping of Books. Keep, and cause each of its Subsidiaries to keep, proper books of record and account, in which full and correct entries shall be made of all financial transactions and the assets and business in accordance with GAAP.

         (l) Visitation and Inspection. At any reasonable time or times so as not to interfere with the Borrower or its operation, permit or cause its Subsidiaries to permit each Lender and the Administrative Agent to visit the properties of the Borrower, Marsol, the Guarantors and its and their Subsidiaries, and to discuss their affairs, finances and accounts with the officer appointed as (or performing the functions of) the chief financial officer of the Borrower.

         (m) Maintenance of Insurance. Maintain or cause to be maintained, in respect of itself and each of its Subsidiaries, insurance over all of its and their Assets at all times with responsible insurance carriers that have a rating (at the time the policy of insurance is issued) of at least A- in the A.M. Best's Key Rating Guide and in such amounts and covering such risks, including all-risk property insurance, liability insurance, business interruption insurance as are usually carried by companies engaged in similar businesses and owning similar properties in the same general areas in which the Borrower, any Guarantor or any other Subsidiary, as the case may be, operate, such policies to include a standard Mortgage clause showing the Administrative Agent for itself and on behalf of the Lenders as loss payee and additional insured, as applicable, in a form approved by the Insurance Bureau of Canada and the equivalent governing body of the United States of America, as applicable and other customary endorsements for the benefit of Lender Parties and to provide, inter alia, that such policies will not be cancelled during the term thereof without at least 30 days' prior written notice to the Administrative Agent. Whenever reasonably requested by the Administrative Agent, the Borrower and each Guarantor shall cause true and complete copies of any policies of insurance carried pursuant to this Section to be made available to the Administrative Agent and its insurance consultants for review. The Borrower and each Guarantor shall ensure that any proceeds of insurance in respect of property are applied to repair, rebuild or replace the applicable property unless otherwise agreed by the Lenders.

         (n) Proceeds. In the case of the Borrower, use proceeds of all Accommodations solely for the purposes thereof as specified in Section 2.03.

         (o) Payment. Pay or cause to be paid all sums due under this Agreement and the other Credit Documents according to the terms hereof and thereof.

         (p) Cure Defects. Promptly cure or cause to be cured any defects in the execution and delivery of any of the Credit Documents or any defects in the validity or enforceability of any of the Security and at its expense, execute and deliver or cause to be executed and delivered, all such agreements, instruments and other documents as the Required Lenders, acting reasonably, may consider necessary or desirable for the foregoing purposes.

         (q) Further Assurances. At its cost and expense, upon request of the Administrative Agent, execute and deliver or cause its Subsidiaries to execute and deliver to the Administrative Agent such further instruments and do and cause to be done such further acts as may be necessary or proper in the reasonable opinion of the Administrative Agent to carry out more effectually the provisions and purposes of the Credit Documents.

         (r) Eligible Hedging Agreements. In the case of the Borrower, pay to the relevant Hedge Lender any amounts owing under any Eligible Hedging

Agreement when such amounts are due and payable and perform all of its other obligations thereunder in accordance with the provisions thereof.

         (s) Refinance Senior Subordinated Notes. In the case of the Borrower, refinance the Senior Subordinated Notes, or have provided a plan to refinance the Senior Subordinated Notes satisfactory to the Required Lenders acting reasonably, with Refinancing Debt, at least six months prior to the maturity date of the Senior Subordinated Notes. Upon the Required Lenders' approval of a plan to refinance the Senior Subordinated Notes, the Debt set forth in such plan and the terms and conditions thereof shall be deemed to constitute Refinancing Debt.

         (t) Pension Plans and Welfare Plans. Maintain, administer, fund and invest all Pension Plans and Welfare Plans in compliance with all applicable Law. Deliver to the Administrative Agent copies of all actuarial reports prepared in respect of any Pension Plan. Provide notice to the Administrative Agent, together with any supporting documentation, promptly upon becoming aware of (i) the institution of any steps by the Borrower, Marsol, any Guarantor or any applicable Governmental Entity to terminate or wind-up any, in whole or in part, any Pension Plan which could reasonably be expected to result in a requirement to make contribution to such Pension Plan in any twelve month period which exceed 110% of the contributions that were scheduled to be made in the previous twelve month period, (ii) any failure to make a required contribution to a Pension Plan if such failure is sufficient to give rise to a deemed trust, lien or charge under any pension benefits standards legislation that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect, (iii) the occurrence of any event with respect to any Pension Plan that results, or could reasonably be expected to result, in the incurrence of any fines or penalties in excess of $25,000, (iv) the occurrence of any breach of any fiduciary obligation with respect to the administration of any Pension Plan or Welfare Plan, or (v) the occurrence of any event which results or could reasonably be expected to result in any qualification for special tax status for any Pension Plan or Welfare Plan being revoked.

Section 8.02      Negative Covenants

                  So long as any amount owing under the Credit Agreement remains unpaid or any Lender or the Administrative Agent has any obligation under this Agreement and, unless consent is given in accordance with Section 12.01, neither the Borrower nor any Guarantor shall:

         (a) Debt. Create, incur, assume or suffer to exist or permit any of its Subsidiaries (other than Marsol) or, prior to the Non-Recourse Date, Marsol to create, incur, assume or suffer to exist any Debt other than (i) Debt to the Lenders under this Agreement; (ii) Debt incurred in respect of Purchase Money Mortgages and Capitalized Lease Obligations up to an aggregate outstanding amount for the Borrower, each Guarantor and, if applicable, Marsol collectively, at any time, of Cdn. $5,000,000 (or the equivalent amount in any other currency); (iii) Permitted Debt or any Refinancing Debt in respect thereof; (iv) Debt between any Borrower and any Guarantor or, between any Guarantor and any other Guarantor or any Borrower; (v) unsecured Debt up to a maximum aggregate amount for the Borrower, each Guarantor and, if applicable, Marsol collectively of Cdn. $10,000,000, provided no Default or Event of Default has occurred and is continuing or would result from the incurrence of such unsecured Debt and the Borrower will, after giving effect to the incurrence of such unsecured Debt, be in compliance with the financial covenants set forth herein at such time (calculated on a pro forma basis as if such unsecured Debt had been incurred as at the first day of the immediately preceding four Financial Quarters); and (vi) Debt incurred by the Borrower or any Guarantor under a Cash Management Agreement (including, for greater certainty, any overdraft in a bank account subject to such Cash Management

Agreement) ("Cash Management Debt"), provided that, after giving effect to the provisions thereof, the aggregate principal amount of all such Debt at any time does not exceed Cdn. $2,000,000.

         (b) Liens. Create, incur, assume or suffer to exist, or permit any of its Subsidiaries (other than Marsol) or, prior to the Non-Recourse Date, Marsol to create, incur, assume or suffer to exist any Lien on any of its or their respective Assets other than (i) Permitted Liens, and (ii) Purchase Money Mortgages and Capitalized Lease Obligations in the aggregate amount for the Borrower, each Guarantor and, if applicable, Marsol collectively of Cdn. $5,000,000.

         (c) Mergers, Etc. Enter into, or permit Marsol or any of its other Subsidiaries to enter into, any transaction (whether by way of reorganization, consolidation, amalgamation, winding-up, merger, sale, lease or otherwise) whereby (i) all or any substantial part of its undertaking or assets would become the property of any other Person (other than Permitted Dispositions);
(ii) the Borrower ceases to hold, directly or indirectly, 100% of the shares of such Subsidiary; or (iii) a Change of Control would occur. After the Non-Recourse Date, Marsol may enter into such transactions provided that immediately after giving effect thereto, no event shall have occurred and be continuing which constitutes a Default or Event of Default and the continuing corporation shall continue to be a Subsidiary of the Borrower.

         (d) Disposal of Assets Generally. Dispose of, or permit Marsol or any of its other Subsidiaries to Dispose of, any Assets to any Person other than pursuant to Permitted Dispositions.

         (e) Transactions with Related Parties. Except as otherwise permitted in Section 8.02(g) and (h), directly or indirectly, enter into or allow Marsol or any of its other Subsidiaries to enter into, any contract with, make any financial accommodation for or otherwise enter into any transaction with a Related Party except in the ordinary course of and pursuant to the reasonable requirements of business and at prices and on terms not less favourable to the Borrower, such Guarantor, Marsol or such other Subsidiary as the case may be, than could be obtained in a comparable arm's length transaction with a Person who is not a Related Party.

         (f) Change in Business. Make any change in the nature of the Business or permit Marsol or any of its other Subsidiaries to make any change in the nature of its business.

         (g) Distributions. Declare, make or pay or permit any of its Subsidiaries (other than Marsol) to declare make or pay any Distributions, except (provided that no Default or Event of Default has occurred and is continuing or would result therefrom) that (i) the Borrower, Marsol or any Guarantor may declare and pay dividends or other Distributions on issued shares or other equity interests of such Person to the Borrower or any Guarantor; (ii) the Borrower or any of its Subsidiaries may make payments on account of principal or interest or both in respect of Debt permitted pursuant to Section 8.02(a)(i), (ii), (iv), (v) and (vi); (iii) the Borrower or any of its Subsidiaries may make payments on account of principal or interest or both in respect of Debt described under clauses (i), (ii) and (iv) of the definition of Permitted Debt; (iv) the Borrower may make payments of interest in respect of the Senior Subordinated Notes; (v) the Borrower, any Guarantor, Marsol or any other Subsidiary may make payments required to be made pursuant to the provisions of any pension plan; (vi) at any time that the Total Debt Ratio calculated on a pro forma basis, taking into account the payments referred to in this clause (vi), is not more than 2.5:1, the Borrower may declare and make payments of stock dividends, cash dividends, redemptions and repurchases of equity interests during a particular Financial Year; and (vii) the Borrower may make any loan to, or guarantee any indebtedness of, any Guarantor or any Indenture Restricted Subsidiary, and any Guarantor or Indenture Restricted

Subsidiary may make a loan to, or guarantee any indebtedness of, the Borrower, any Guarantor or any Indenture Restricted Subsidiary.

         (h) Investments. Make or permit any of its Subsidiaries(other than Marsol), or prior to the Non-Recourse Date, Marsol to make, any Investment, except for Permitted Investments and Permitted Acquisitions.

         (i) Subsidiaries. Incorporate, establish or acquire any Person or commence to carry on the Business, otherwise than through the Borrower, the Guarantors and its and their Subsidiaries existing as of the date of this Agreement, except for the Acquisition and Permitted Acquisitions and provided that (i) the Person which is the subject of the Acquisition and such Permitted Acquisition has (or in the event of the incorporation or establishment of such Person will have, promptly following such incorporation or establishment) guaranteed all of the obligations of the Borrower under this Agreement and the other Credit Documents by becoming a Guarantor in accordance with Section 11.12; (ii) the Person which is the subject of such Permitted Acquisition shall have granted to the Administrative Agent, for the rateable benefit of the Lender Parties, promptly upon such establishment or acquisition, a first priority perfected security interest (whether by way of registration or otherwise and subject only to Permitted Liens) over all of the Assets of such Person (subject only to exceptions agreed to by the Lenders in writing, acting reasonably); (iii) the Administrative Agent, for the rateable benefit of the Lender Parties, shall have been (or in the event of the incorporation or establishment of such Person the Administrative Agent, for the benefit of the Lender Parties, promptly following such incorporation or establishment, shall
be) granted a first priority perfected security interest (whether by way of registrations or otherwise and subject only to Permitted Liens) over all of the shares, partnership interest, units or other securities of such Person (subject only to exceptions agreed to by the Lenders, in writing, acting reasonably); and (iv) in respect of which the Lenders shall have received an opinion of counsel to the Borrower (in form and substance satisfactory to the Lenders) as to the matters specified in (i), (ii), and (iii) above. For greater certainty, any Indenture Restricted Subsidiary (other than Marsol) must be a Guarantor hereunder and provide security to the Administrative Agent as contemplated in this Section 8.02(i).

         (j) Compromise of Accounts. Compromise or adjust or permit any of its Subsidiaries (other than Marsol) to compromise or adjust any of its Receivables (or extend the time for payment thereof) or grant any discounts, allowances or credits, in each case other than is customary in the industries in which they operate and in the normal course of business.

         (k) Invoices. Re-date any invoice or sale or provision of service or make sales or provide services on extended dating beyond that customary in the Business or the business of its Subsidiaries (other than Marsol) or permit any of its Subsidiaries to do the same.

         (l) Business Outside Certain Jurisdictions. Have or permit Marsol or any of its other Subsidiaries to have any place of business or keep or store any material tangible property outside of those jurisdictions (or registration districts within such jurisdictions) set forth in Schedule 8.02(l) (i) except upon 30 days' written notice to the Administrative Agent; and (ii) unless the Borrower has done or caused to be done all such acts and things and executed and delivered or caused to be executed and delivered all such deeds, transfers, assignments and instruments (including opinions of counsel to the Borrower) as the Administrative Agent may reasonably require such that the Administrative Agent, for the rateable benefit of the Lender Parties, shall continue to have a first priority perfected security interest (whether by way of registration or otherwise and subject only to Permitted Liens) over all of the Assets of such Person (subject to exceptions agreed to by the Lenders in writing, acting reasonably).

         (m) Auditors. Change its auditors without the prior written consent of the Administrative Agent, which consent shall not be unreasonably withheld.

         (n) Financial Year. Change its Financial Year end.

         (o) Lease-Backs. Enter into or permit any of its Subsidiaries (other than Marsol) or, prior to the Non-Recourse Date, Marsol to enter into any Sale-Leaseback Transaction.

         (p) Capital Expenditures. Make or commit to make, or permit Marsol or any of its other Subsidiaries to make or commit to make, in any Financial Year (or part thereof), any Capital Expenditures, except Permitted Capital Expenditures.

         (q) Amendments. Allow (i) any amendments to its, any of the Guarantor's, Marsol's or any of its other Subsidiaries' constating documents or by-laws which are adverse to the Lenders interests hereunder or the Security Interests arising under or created by the Security Documents; (ii) any amendments to, or grant any waivers in respect of the Syncrude Financing, Senior Subordinated Indenture, the Senior Subordinated Notes or any guarantee or security in respect thereof without the prior written consent of the Required Lenders acting reasonably; or (iii) any amendment to any Material Agreement (other than the agreements referred to in clause (ii) hereof) or Material Permit of the Borrower, any Guarantor, Marsol or any of its other Subsidiaries if such amendment could reasonably be expected to have a Material Adverse Effect.

         (r) Hedging. Enter into any Hedging Transaction except pursuant to Eligible Hedging Agreements and in accordance with the Approved Hedge Program.

Section 8.03      Financial Covenants

                  (1) So long as any amount owing under this Agreement remains unpaid or any Lender has any obligation under this Agreement, and unless consent is given in accordance with Section 12.01, the Borrower shall:

         (a) Maintenance of Consolidated EBITDA to Cash Interest Expense. Maintain, as at the end of each Financial Quarter for the four Financial Quarters then ended, commencing with the Financial Quarter ending June 30, 2005, a ratio of Consolidated EBITDA (calculated in accordance with Section 8.03(2)) to Cash Interest Expense (calculated in accordance with Section 8.03(2)) of not less than (i) for the Financial Quarters ending during the period from the Closing Date to December 31, 2005, 2.50:1; (ii) for the Financial Quarters ending during the period from January 1, 2006 to June 30, 2006, 2.75:1; (iii) for the Financial Quarters ending during the period from July 1, 2006 to December 31, 2006, 3.00:1; and (iv) for each Financial Quarter thereafter, 3.50:1. In the event the Borrower consummates a Permitted Acquisition after July 1, 2006 that involves the incurrence of additional Debt as permitted hereunder, the foregoing ratios shall be decreased by 0.25x for a period not exceeding six months following the closing of such Permitted Acquisition.

         (b) Maintenance of Total Debt Ratio. Maintain, during each Financial Quarter in each Financial Year for the four Financial Quarters then ended, a Total Debt Ratio (calculated in accordance with Section 8.03(2)) of not more than (i) for the Financial Quarters ending during the period from the Closing Date to June 30, 2006, 4.50:1; (ii) for the Financial Quarters ending during the period from July 1, 2006 to March 31, 2007, 4.00:1; (iii) for the Financial Quarters ending during the period from April 1, 2007 to December 31, 2007, 3.50:1; and (iv) for the Financial Quarters ending during the period from January 1, 2008 to the Relevant Repayment Date, 3.00:1. In the event the Borrower consummates a Permitted Acquisition that involves the incurrence of additional Debt as permitted hereunder, the foregoing ratios shall be increased by 0.75x for a period not exceeding six months following the closing of such Permitted Acquisition.

         (c) Maintenance of Consolidated Senior Secured Debt to Consolidated EBITDA. Maintain, during each Financial Quarter in each Financial Year for the four Financial Quarters then ended, a ratio of Consolidated Senior Secured Debt to Consolidated EBITDA (calculated in accordance with Section 8.03(2)) of not more than (i) for the Financial Quarters ending during the period from the Closing Date to June 30, 2006, 3.25:1; (ii) for the Financial Quarters ending during the period from July 1, 2006 to March 31, 2007, 3.00:1; (iii) for the Financial Quarters ending during the period from April 1, 2007 to December 31, 2007, 2.50:1; and (iv) for the Financial Quarters ending during the period from January 1, 2008 to the Relevant Repayment Date, 2.00:1. In the event the Borrower consummates a Permitted Acquisition that involves the incurrence of additional Debt as permitted hereunder, the foregoing ratios shall be increased by 0.75x for a period not exceeding six months following the closing of such Permitted Acquisition.

                  (2) If a ratio set forth in Section 8.03(1) is being calculated at any time after the date on which any Borrower or any Guarantor has made a Permitted Acquisition, the calculation of such ratio shall be done on a pro forma basis in accordance with GAAP so as to include in such calculation the EBITDA, Cash Interest Expense, Debt and Senior Secured Debt, as applicable, attributable to the purchased shares or other securities or the Purchased Assets as if such shares, other securities or Purchased Assets had been purchased at the commencement of the previous rolling four Financial Quarters provided that projected EBITDA resulting from such Permitted Acquisition for any Financial Quarter shall be adjusted to reflect the actual results of such Permitted Acquisition following completion of such Financial Quarter. For the purpose of calculating the ratios in Section 8.03(1), (i) the EBITDA, Cash Interest Expense, Debt and Senior Secured Debt of Marsol shall be included until the Non-Recourse Date, such EBITDA and Cash Interest Expense to be based on the projected EBITDA and Cash Interest Expense for Marsol as shown in the consolidated forecast delivered pursuant to Section 6.01(a)(I) until such time as Marsol has completed four Financial Quarters of operations (at which time actual results will be used) provided that projected EBITDA and Cash Interest Expense for any Financial Quarter shall be adjusted to reflect actual results of operations following completion of such Financial Quarter, and (ii) EBITDA relating to the Montreal Expansion shall be included on a pro forma basis once one complete Financial Quarter of operations of the Montreal Expansion has been completed, such EBITDA to be based on the projected EBITDA from the Montreal Expansion as shown in the consolidated forecast delivered pursuant to Section 6.01(a)(I) until such time as the Montreal Expansion has completed four Financial Quarters of operations (at which time actual results will be used) provided that projected EBITDA for the Montreal Expansion for any Financial Quarter shall be adjusted to reflect actual results of operations following completion of such Financial Quarter.

                    ----------------------------------------

                                   ARTICLE 9
                               EVENTS OF DEFAULT

Section 9.01      Events of Default

                  If any of the following events (each an "Event of Default") occurs and is continuing:

         (a) the Borrower fails to pay any principal amount of the Accommodations Outstanding when such amount becomes due and payable;

         (b) the Borrower fails to pay any interest or Fees when they become due and payable and such failure remains unremedied for a period of three Business Days;

         (c) any representation or warranty or certification made or deemed to be made by the Borrower or a Guarantor or any of their respective directors or officers in any Credit Document shall prove to have been incorrect in any material respect when made or deemed to be made and if the circumstances giving rise to such inaccurate representation or warranty are capable of rectification (such that thereafter, the representation or warranty would be correct), the representation or warranty remains uncorrected for a period of fifteen days after the Borrower becomes aware of such inaccurate representation or warranty;

         (d) the Borrower or any Guarantor, as applicable fails to perform, observe or comply with any of the covenants contained in Sections 8.01(a), 8.01(b), 8.01(c), 8.01(d), 8.01(e), 8.01(f), 8.01(g), 8.01(h), 8.01(i),
8.01(j), 8.01(k), 8.01(l), 8.01(m) and 8.01(p) and such failure remains unremedied for fifteen Business Days following written notice of such failure by the Administrative Agent to the Borrower;

         (e) the Borrower or any Guarantor, as applicable fails to perform, observe or comply with any of the covenants contained in Sections 8.01(n), 8.01(t), 8.02, and 8.03 and in the case of Section 8.02, such failure is capable of being remedied and remains unremedied for a period of ten Business Days after the Borrower becomes aware of such failure;

         (f) the Borrower fails to perform, observe or comply with any of the covenants contained in Section 8.01(r) and such failure remains unremedied for a period of three Business Days;

         (g) the Borrower or any Guarantor fails to perform, observe or comply with any other term, covenant or agreement contained in any Credit Document to which it is a party and such failure remains unremedied for fifteen Business Days following notice of such failure by the Administrative Agent to the Borrower;

         (h) the Borrower, Marsol or any Guarantor fails to pay when due the principal of, or premium or interest on, any of its Debt (excluding Debt under this Agreement) which is outstanding in an aggregate principal amount exceeding Cdn. $4,000,000 (or the equivalent amount in any other currency) when such amount becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure continues after the applicable grace period, if any, specified in the agreement or instrument relating to the Debt; or any other event occurs or condition exists, and continues after the applicable grace period, if any, specified in any agreement or instrument relating to any such Debt, if the effect of such event is to accelerate, or permit the acceleration of the Debt; or any such Debt shall be declared to be due and payable prior to its stated maturity;

         (i) the Borrower, Marsol or any Guarantor fails to perform or observe any material term, covenant or agreement contained in any Material Agreement on its part to be performed or observed which shall have a Material Adverse Effect; or any Material Agreement is terminated or revoked or permitted to lapse (other than in accordance with its terms or as approved by the Administrative Agent); or any party to any Material Agreement delivers a notice of termination or revocation (other than in accordance with its terms or as approved by the Administrative Agent) in respect of the Material Agreement;

         (j) any judgment or order for the payment of money in excess of Cdn. $4,000,000 (or the equivalent amount in any other currency) is rendered against the Borrower, Marsol or any Guarantor and either (i) enforcement proceedings have been commenced by a creditor upon the judgment or order; or (ii) there is any period of fifteen consecutive days during which a stay of enforcement of the judgment or order, by reason of a pending appeal or otherwise, is not in effect;

         (k) the Borrower, Marsol or any Guarantor incurs any material Environmental Liabilities for which the Borrower, Marsol or any Guarantor is liable and which is out of the ordinary course of business;

         (l) any breach of Environmental Laws by the Borrower, Marsol or any Guarantor resulting in the incurrence of any Environmental Liabilities in excess of the amount reserved for such Environmental Liabilities in accordance with GAAP which will require expenditures, (i) for any one occurrence, in excess of Cdn. $10,000,000; or (ii) aggregating on a consolidated basis over the Term of this Agreement, Cdn. $20,000,000;

         (m) there shall be any Change of Control, whether through issuance of shares, by the transfer of legal or beneficial ownership of outstanding shares (by way of sale, assignment, grant of security interest (other than to the Administrative Agent or the Lenders) or otherwise);

         (n) the Borrower, Marsol or any Guarantor (i) becomes insolvent or generally not able to pay its debts as they become due; (ii) admits in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors; (iii) institutes or has instituted against it any proceeding seeking (x) to adjudicate it a bankrupt or insolvent, (y) dissolution, liquidation, winding-up, reorganization, assignment, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors including any moratorium or plan of compromise or arrangement or other corporate proceeding involving or affecting its creditors, or (z) the entry of an order for relief or the appointment of a receiver, statutory manager, trustee or other similar official for it or for any substantial part of its properties and assets, and in the case of any such proceeding instituted against it (but not instituted by it), either the proceeding remains undismissed or unstayed for a period of 30 days, or any of the actions sought in such proceeding (including the entry of an order for relief against it or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its properties and assets) occurs; or (iv) takes any corporate or partnership action to authorize any of the above actions;

         (o) there shall be any Impermissible Qualification of or in respect of the audited consolidated financial statements of the Borrower or the notes thereto;

         (p) any of the Credit Documents shall, except as the result of the acts or omissions of the Lenders, fail to provide the Lender Parties a first priority perfected security interest over all of the Assets of the Borrower and the Guarantors or the rights, title, interest, remedies, powers or privileges intended to be created thereby (including a Lien on the collateral described therein, subject only, as to priority, to Permitted Liens and such exceptions as are permitted pursuant to this Agreement or any other Credit Documents or as otherwise agreed to in writing by the Lenders) or cease to be in full force and effect, or the validity thereof or the applicability thereof to the Accommodations or any other obligations purported to be secured or guaranteed thereby or any part thereof shall be disaffirmed by or on behalf of the Borrower, any Guarantor or any other party thereto (other than the Administrative Agent or any Lender Party); or

         (q) any Material Permit shall be modified, revoked or cancelled by the issuing party or other Governmental Entity having jurisdiction and such modification or loss of such permit shall have a Material Adverse Effect; or

         (r) the Borrower or any Guarantor fails to pay any amounts owing to a Cash Management Bank under the Cash Management Agreement to which such Cash Management Bank is a party when such amounts are due and payable or fails to perform any other obligation thereunder in accordance with the provisions thereof and such failure remains unremedied for fifteen Business Days following written notice of such failure by the Administrative Agent to the Borrower;

                  then the obligation of the Lenders to make further Accommodations shall immediately terminate and the Administrative Agent may, and shall at the request of the Required Lenders, declare the Accommodations Outstanding, all accrued interest and Fees and all other amounts payable under this Agreement to be immediately due and payable, without presentment, demand, protest or further notice of any kind, all of which are expressly waived by the Borrower (to the extent permitted by applicable Laws). Upon the declaration of any amount hereunder due and payable and notwithstanding anything herein to the contrary, the Borrower hereby acknowledges that it shall be then indebted to, and shall be obligated to pay to the Administrative Agent, as a separate and absolute obligation, all unpaid principal amount of and accrued interest on Accommodations Outstanding, all Fees and all other amounts payable under this Agreement. Such payment to the Administrative Agent when made shall be deemed to have been made in discharge of the Borrower's obligations hereunder, and the Administrative Agent shall distribute such proceeds among the Lenders as provided herein.

Section 9.02      Remedies Upon Default

                  (1) Upon a declaration that the Accommodations Outstanding are immediately due and payable pursuant to Section 9.01, the Administrative Agent shall at the request of, or may with the consent of, the Required Lenders commence such legal action or proceedings as the Required Lenders in such Lenders' sole discretion, deem expedient, including the commencement of enforcement proceedings under the Credit Documents, all without any additional notice, presentation, demand, protest, notice of dishonour, entering into of possession of any property or assets, or any other action or notice (except as required by Law), all of which are expressly waived by the Borrower.

                  (2) The rights and remedies of the Administrative Agent and the Lender Parties under the Credit Documents are cumulative and are in addition to, and not in substitution for, any other rights or remedies. Nothing contained herein or in the Security Documents or any other security hereafter held by the Administrative Agent and the Lender Parties, with respect to the indebtedness or liability of the Borrower or any Guarantor to the Administrative Agent and the Lender Parties, or any part thereof, nor any act or omission of the Administrative Agent or the Lender Parties with respect to the Security Documents, the Collateral or such other security, shall in any way prejudice or affect the rights, remedies and powers of the Administrative Agent and the Lender Parties hereunder or under the Security Documents or such Collateral.

                    ----------------------------------------

                                  ARTICLE 10
                           THE AGENT AND THE LENDERS

Section 10.01     Authorization and Action

                  (1) Each Lender Party irrevocably appoints and authorizes the Administrative Agent to take such action as Administrative Agent on its behalf and to exercise such powers under this Agreement and the other Credit Documents (other than any Eligible Hedging Agreement and any Cash Management Agreement) as are delegated to it by the terms of this Agreement, together with the powers reasonably incidental thereto. As to any matters not expressly provided for by this Agreement, the Administrative Agent shall act or refrain from acting (and shall be fully protected in so doing) upon the joint instructions of the Required Lenders which instructions shall be binding upon all Lender Parties. The Administrative Agent shall not be required to take any action which (i) exposes it to personal liability; (ii) is contrary to this Agreement, the other Credit Documents or any applicable Law, rule, regulation, judgment or order;
(iii) would require it to become registered to do business in any jurisdiction; or (iv) would subject it to taxation. The Administrative Agent is hereby authorized to sign the Intercreditor Agreement for and on behalf of the Lender Parties and to perform their obligations thereunder.

                  (2) The Administrative Agent has no duties or obligations other than as set out in this Agreement and the other Credit Documents (other than any Eligible Hedging Agreement and any Cash Management Agreement) and there shall not be construed against the Administrative Agent any implied duties (including fiduciary duties), obligations or covenants. The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Credit Document by or through any one or more sub-agents appointed by the Administrative Agent from among the Lenders (including the Person serving as Administrative Agent) and their respective Affiliates. The Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The provisions of this Agreement and the other Credit Documents for the benefit of the Administrative Agent shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and references in any Credit Document to the Administrative Agent shall include references to any such Persons.

                  (3) The Administrative Agent is not obliged to (i) take or refrain from taking any action or exercise or refrain from exercising any right or discretion under the Credit Documents; or (ii) incur or subject itself to any cost in connection with the Credit Documents, unless it is first specifically indemnified or furnished with security by the Lender Parties, in form and substance satisfactory to it (which may include further agreements of indemnity or the deposit of funds).

Section 10.02     No Liability

                  (1) Neither the Administrative Agent nor its directors, officers, agents or employees shall be liable to any Lender Party for any action taken or omitted to be taken by it or them in connection with the Credit Documents except for its or their own gross negligence or wilful misconduct. Without limiting the generality of the foregoing, the Administrative Agent (i) may treat any Lender as the payee of amounts attributable to its Commitment unless and until the Administrative Agent receives an agreement in the form contemplated in Section 12.08(5); (ii) may consult with legal counsel (including legal counsel for the Borrower), independent accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken by it in accordance with the advice of any such counsel, accountants or experts; (iii) makes no warranty or representation to any Lender Party and shall not be responsible to any Lender Party for the form, substance, accuracy or completeness of any Credit Document or any other documents or information made available to the Lender Parties; (iv) has no duty to inspect the property or assets (including books and records) of the Borrower or any other Person; (v) has no duty to ascertain or inquire as to the existence of a Default or an Event of Default or the observance of any of the terms or conditions of the Credit Documents; (vi) is not responsible to any Lender Party for the execution, enforceability, genuineness, sufficiency or value of any of the Credit Documents; and (vii) shall incur no liability by acting upon any notice, certificate or other instrument believed by it to be genuine and signed or sent by the proper Person.

                  (2) The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, documents or other writing (including any electronic message, Internet or intranet posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of an Accommodation, or the issuance of a Documentary Credit, that by its terms must be fulfilled to the satisfaction of a Lender or the Documentary Credit Lender, as applicable, the Administrative Agent may presume that such condition is satisfactory to such Lender or the Documentary Credit Lender, as applicable, unless the Administrative Agent shall have received notice to the contrary from such Lender or the Documentary Credit Lender, as applicable, prior to the making of such Accommodation or the issuance of such Documentary Credit.

Section 10.03     Accommodations by Administrative Agent

                  The Administrative Agent has the same rights and powers under this Agreement with respect to its Commitment as any other Lender and may exercise such rights and powers as though it were not the Administrative Agent. The term "Lender" or "Lenders" shall, unless otherwise expressly indicated, include the Administrative Agent in its individual capacity. The Administrative Agent and its Affiliates may accept deposits from, lend money to, act as trustee under indentures of, underwrite securities of, and generally engage in any kind of business with, the Borrower, any of the Guarantors or any Person who may do business with or own securities of such Persons, all as if it were not the Administrative Agent and without any duty to account to the Lender Parties.

Section 10.04     Holding of Security; Sharing of Payments, etc.

                  (1) Each Lender Party hereby designates and appoints the Administrative Agent to hold the Security for the rateable benefit of the Lender Parties.

                  (2) For the purposes of creating a solidarite active in accordance with Article 1541 of the Civil Code of Quebec, between each Lender Party, taken individually, on the one hand, and the Administrative Agent, on the other hand, each such Lender Party acknowledges and agrees with the Administrative Agent that such Lender Party and the Administrative Agent are hereby conferred the legal status of solidary creditors of the Borrower and each Guarantor in respect of all indebtedness, liabilities or other obligations of the Borrower and each Guarantor arising under or in connection with the Credit Documents, present and future, owed by the Borrower and each Guarantor to each such Lender Party and the Administrative Agent (collectively, the "Solidary Claim"). Accordingly, but subject (for the avoidance of doubt) to
Article 1542 of the Civil Code of Quebec, the Borrower and the Guarantors are irrevocably bound towards the Administrative Agent and each Lender Party in respect of the entire Solidary Claim of the Administrative Agent and such Lender Party. As a result of the foregoing, each Lender Party and the Administrative Agent acknowledge that the Administrative Agent and each Lender Party shall at all times have a valid and effective right of action for the entire Solidary Claim of the Administrative Agent and such Lender Party and the right to give full acquittance for it. Accordingly, without limiting the generality of the foregoing, the Administrative Agent, as solidary creditor with each Lender Party, shall at all times have a valid and effective right of action in respect of all indebtedness, liabilities or other obligations arising under the Credit Documents, present and future, of the Borrower and each Guarantor to the Administrative Agent and the Lender Parties or any of them and the right to give a full acquittance for same. The Borrower and each Guarantor also acknowledges and agrees with the stipulations hereinabove provided. Each Lender Party hereby (a) agrees that the Security shall be held by the Administrative Agent for the rateable benefit of the Lender Parties; and (b) agrees that any proceeds from any realization of the Security shall be applied as between the Lender Parties rateably (whether such Security is held in the name of the Administrative Agent or in the name of any one or more of the Lender Parties and without regard to any priority to which any Lender Party may otherwise be entitled under applicable Law.). With respect to any and all Security granted prior to the execution of this Agreement, each Lender Party confirms and ratifies the holding of such Security by the Administrative Agent on its behalf, as solidary creditor as aforesaid.

                  (3) Each Lender Party agrees with the other Lender Parties that it will not, without the prior consent of the other Lender Parties, take or obtain any Lien on any properties or assets of the Borrower or any Guarantor to secure the obligations of the Borrower or Guarantors under this Agreement or under a Credit Document, except for the benefit of all Lender Parties or as may otherwise be required by Law.

                  (4) If any Lender Party obtains any payment (whether voluntary, involuntary or through the exercise of any right of set-off or realization of Security) on account of amounts owing to it pursuant to a Credit Document (other than amounts paid pursuant to Section 12.07) in excess of its rateable share of payments obtained by all the Lender Parties with respect to such Credit Document, the Lender Party shall account to and pay over to the other Lender Parties their rateable share of the excess payment and to the extent that such Lender Party has made Accommodations hereunder, shall, upon request, immediately purchase from the other Lender Parties that have made Accommodations hereunder participations in such Accommodations as shall be necessary to cause the purchasing Lender Party to share the excess payment related to the Accommodations (an "Accommodations Excess") rateably with the other Lender Parties that have made Accommodations hereunder. If all or any portion of the Accommodations Excess payment is recovered from the purchasing Lender Party, the purchase price shall be rescinded and each applicable Lender Party shall repay to the purchasing Lender Party the purchase price to the extent of the recovery together with an amount equal to the Lender Party's rateable share (according to the proportion that the amount the Lender Party's required repayment bears to the total amount recovered from the purchasing Lender Party) of any interest or other amount paid by the purchasing Lender Party in respect of the total amount recovered. The Lender Party purchasing a participation from another Lender Party pursuant to this Section 10.04(4) may, to the fullest extent permitted by Law, exercise all of its rights of payment (including any right of set-off) with respect to such participation as fully as if the purchasing Lender Party were a direct creditor of the Borrower in the amount of the participation and the Borrower expressly acknowledges the creation of such right.

                  (5) On request by, and at the expense of, the Borrower and provided no Default or Event of Default has occurred and is continuing, the Administrative Agent and the Lenders shall discharge and release the Security to the extent required to permit a sale, transfer or other Disposition permitted under this Agreement or consented to by the Lenders.

Section 10.05     Lender Credit Decisions

                  Each Lender acknowledges that it has, independently and without reliance upon the Administrative Agent, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement.

Section 10.06     Indemnification

                  Each Lender shall indemnify and save the Administrative Agent harmless (to the extent not reimbursed by the Borrower) rateably (according to the amount of its Commitment) from any claim or Loss suffered by, imposed upon or asserted against the Administrative Agent as a result of, or arising out of, the Credit Documents or any action taken or omitted by the Administrative Agent under the Credit Documents provided that no Lender shall be liable for any part of such Loss resulting from the gross negligence or wilful misconduct of the Administrative Agent in its capacity as Administrative Agent. Without limiting the foregoing, each Lender shall reimburse the Administrative Agent upon demand for its rateable share of any out-of-pocket expenses incurred by the Administrative Agent in connection with the preparation, execution, administration or enforcement of, or legal advice in respect of rights or responsibilities under, the Credit Documents (to the extent not reimbursed by the Borrower).

Section 10.07     Liability of the Lender Parties inter se

                  Each of the Lender Parties agrees with each of the other Lender Parties that, except as otherwise expressly provided in this Agreement, none of the Lender Parties has or shall have any duty or obligation, or shall in any way be liable to any of the other Lender Parties in respect of the Credit Documents or any action taken or omitted to be taken in connection with them.

Section 10.08     Successor Administrative Agents

                  The Administrative Agent may (i) resign at any time by giving written notice to the Lender Parties and the Borrower, or (ii) be removed at any time with or without cause by the Required Lenders, such resignation or removal to be effective upon the appointment of a successor Administrative Agent. Upon notice of any resignation or removal, the Required Lenders have the right to appoint a successor Administrative Agent who (at any time that no Default or Event of Default has occurred and is continuing) shall be acceptable to the Borrower, acting reasonably. If no successor Administrative Agent is appointed or has accepted the appointment within thirty days after the retiring

Administrative Agent's notice of resignation or removal, as the case may be, then the retiring Administrative Agent may, on behalf of the Lender Parties, appoint a successor Administrative Agent, which is a Lender. Upon the acceptance of any such appointment by a successor Administrative Agent, the successor shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent and the retiring Administrative Agent shall be discharged from its duties and obligations under this Agreement. After any retiring Administrative Agent's resignation or removal, as the case may be, the provisions of this Article 10 and Section
12.06 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent.

                    ----------------------------------------

                                  ARTICLE 11
                                  GUARANTEE

Section 11.01     Guarantees and Indemnity

                  (1) Each Guarantor hereby irrevocably and unconditionally, and jointly and severally (solidarily) with the other Guarantors, guarantees the due and punctual payment of, and agrees to pay when due, whether on demand, at stated maturity, by acceleration or otherwise, all debts, liabilities and obligations of the Borrower now or hereafter existing under this Agreement or any other Credit Document, whether for principal, interest, fees or otherwise (such obligations being herein called the "Guaranteed Obligations") and any and all reasonable out-of-pocket expenses (including counsel fees and disbursements) incurred by the Administrative Agent or the Lender Parties, or any of them, in enforcing any of their rights under this guarantee.

                  (2) Each Guarantor hereby irrevocably and unconditionally and jointly and severally with the other Guarantors, agrees to indemnify the Administrative Agent and each of the Lender Parties from time to time on demand by the Administrative Agent from and against any Losses incurred by the Administrative Agent or the Lender Parties or any of them as a result of any of the obligations of the Borrower under or pursuant to this Agreement or any other Credit Document being or becoming void, voidable, unenforceable or ineffective as against the Borrower for any reason whatsoever, whether or not known to the Administrative Agent or the Lender Parties or any of them or any other Person, the amount of such Losses being the amount which the Person or Persons suffering such Losses would otherwise have been entitled to recover from the Borrower.

                  (3) If any of the Guaranteed Obligations are not duly paid by a Guarantor and are not receivable from a Guarantor for any reason whatsoever, such Guarantor agrees that the Guaranteed Obligations will, as a separate and distinct obligation, be recoverable from it as a primary obligor.

                  (4) Each Guarantor shall be liable in respect of its guarantee and indemnity hereunder for the maximum amount of such liability that can be hereby incurred without rendering its guarantee and indemnity hereunder, voidable under any Applicable Law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount.

Section 11.02     Absolute Liability

         (a) Each Guarantor hereby guarantees that the Guaranteed Obligations will be paid strictly in accordance with the terms of this Agreement or the applicable Credit Document, as the case may be, and that its liability under this guarantee shall be absolute and unconditional irrespective of:

         (i) any lack of validity or enforceability of this Agreement or any of the other Credit Documents;

         (ii) any contest by the Borrower or any other Person as to the amount of the Guaranteed Obligations or of the validity or enforceability of this Agreement or any of the other Credit Documents;

         (iii) any extension of the time or times for payment of the Guaranteed Obligations or any other indulgences the Administrative Agent or the Lender Parties or any other

                  Person may grant the Borrower or any amendment to or alteration of this Agreement or any of the other Credit Documents or the Guaranteed Obligations;

         (iv) the assignment of all or any part of the benefits of this guarantee; and

         (v) to the fullest extent permitted by Law, any other circumstances which might otherwise constitute a defence available to, or a discharge of, the Borrower or any other Person in respect of the Guaranteed Obligations or in respect of this guarantee.

         (b) Each Guarantor hereby acknowledges and affirms that it understands that to the extent the Guaranteed Obligations are secured by real property located in the State of California, such Guarantor shall be liable for the full amount of the liability hereunder notwithstanding foreclosure on such real property by trustee sale or any other reason impairing such Guarantor's or the Administrative Agent's or any of the Lender Party's right to proceed against the Borrower, any Guarantor or any other guarantor of the Guaranteed Obligations.

         (c) Each Guarantor hereby waives (to the fullest extent permitted by applicable Law) all rights and benefits under Section 580a, 580b, 580d and 726 of the California Code of Civil Procedure. Each Guarantor hereby further waives (to the fullest extent permitted by applicable Law), without limiting the generality of the foregoing or any other provision hereof, all rights and benefits which might otherwise be available to such Guarantor under Sections 2809, 2810, 2815, 2819, 2821, 2839, 2845, 2848, 2849, 2850, 2899 and 3433 of
the California Civil Code.

         (d) Until the Guaranteed Obligations have been paid in full in immediately available funds, each Guarantor waives its rights of subrogation and reimbursement and any other rights and defenses available to such Guarantor by reason of Sections 2787 to 2855, inclusive, of the California Civil Code, including, without limitation, (1) any defenses such Guarantor may have to the guarantee provided for in this Article 11 by reason of an election of remedies by the Administrative Agent or any of the Lender Parties and (2) any rights or defenses such Guarantor may have by reason of protection afforded to the Borrower or any Guarantor pursuant to the anti-deficiency or other Laws of California limiting or discharging the Borrower's or such Guarantor's indebtedness, including, without limitation, Section 580a, 580b, 580d or 726 of the California Code of Civil Procedure. In furtherance of such provisions, each Guarantor hereby waives all rights and defenses arising out of an election of remedies by the Administrative Agent or any of the Lender Parties, even though that election of remedies, such as a nonjudicial foreclosure, destroys such Guarantor's rights of subrogation and reimbursement against the Borrower or any Guarantor by the operation of Section 580d of the California Code of Civil Procedure or otherwise.

Section 11.03     Remedies

                  Each Guarantor agrees that the Administrative Agent and the Lender Parties shall not be bound to seek or exhaust their recourses against the Borrower or any other Person, each Guarantor hereby renouncing to the benefits of discussion and division. In addition, and without in any way limiting the other provisions contained herein, each Guarantor hereby irrevocably renounces every right it may acquire to be released from its guarantee pursuant to Article 2366 of the Civil Code of Quebec. Each Guarantor also irrevocably renounces any rights it may require to be released from this Guarantee pursuant to Article 2362 of the Civil Code of Quebec.

Section 11.04     Successors of the Borrower

                  Any change or changes in the name of the Borrower or reorganization (whether by way of reconstruction, consolidation, amalgamation, merger, transfer, sale, lease or otherwise) of the Borrower or its businesses shall not affect or in any way limit or lessen the liability of the Guarantors hereunder and this guarantee shall extend to the obligations to the Administrative Agent and the Lender Parties under the Credit Documents of any Person, acquiring or from time to time carrying on the business of the Borrower.

Section 11.05     Amount of Guaranteed Obligations

                  Any account settled or stated by or between the Administrative Agent or any Lender Party and the Borrower shall, in the absence of manifest error, be accepted by each Guarantor as conclusive evidence, or if any such account has not been so settled or stated immediately before demand for payment under this guarantee, any accounts stated by the Administrative Agent or any Lender Party shall, in the absence of manifest error, be accepted by the Borrower as prima facie evidence, of the amount of the Guaranteed Obligations which at the date of the account so settled or stated is due by the Borrower to the Administrative Agent or such Lender Party, as the case may be.

Section 11.06     Payment on Demand

                  Each Guarantor shall make payment to the Administrative Agent, for the rateable benefit of the Administrative Agent and the Lender Parties, the amount of the Guaranteed Obligations and all other amounts payable by it hereunder forthwith after demand therefor is made to it after any failure to pay by the Borrower and such demand shall be deemed to have been effectively made when an envelope containing such demand addressed to it, at its last address known to the Administrative Agent, is personally delivered to such address or, if sent by facsimile or other similar means of telecommunication, on the Business Day next following the day on which it is so sent. The liability of the Guarantors under this guarantee shall bear interest from the date of such demand at the rate or rates of interest then applicable to Advances of the same currency under and calculated in the manner provided in this Agreement without duplication of any interest otherwise payable by the Borrower in respect of any Advances pursuant to this Agreement.

Section 11.07     No Subrogation

                  Each Guarantor irrevocably waives any claim, remedy or other right which it may now have or hereafter acquire against the Borrower that arises from the existence, payment, performance or enforcement of such Guarantor's obligations under this guarantee, including any right of subrogation, reimbursement, exoneration, indemnification or any right to participate in any claim or remedy of the Administrative Agent or the Lender Parties against the Borrower or any collateral which the Administrative Agent or the Lender Parties now have or hereafter acquire, whether or not such claim, remedy or other right is reduced to judgment or is liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured, and whether or not such claim, remedy or other right arises in equity or under contract, statute or common law. Each Guarantor further agrees that the Borrower shall be an intended third party beneficiary of such Guarantor's waiver contained in this Section 11.07. If any amount is paid to a Guarantor in violation of the preceding sentence and, at such time, the Administrative Agent's and the Lenders' claims against the Borrower in respect of the Guaranteed Obligations shall not have been paid in full, any amount paid to such Guarantor shall be deemed to have been paid to such Guarantor for the benefit of, and held in trust for, the Lender Parties, and shall immediately be paid to the Lender Parties to be credited and applied upon such Guaranteed

Obligations. Each Guarantor acknowledges that it will receive direct and indirect benefits from the transactions contemplated by this guarantee and that the waiver set forth in this Section 11.07 is knowingly made in contemplation of such benefits.

Section 11.08     Continuing Guarantee

                  This guarantee shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by the Administrative Agent or any Lender Party upon the insolvency, bankruptcy or reorganization of the Borrower or otherwise, all as though such payment had not been made.

Section 11.09     Reinstatement

                  If any claim is ever made upon any of the Administrative Agent or any of the Lender Parties for repayment or recovery of any amount or amounts received in payment or on account of any of the Guaranteed Obligations and any of the aforesaid payees repays all or part of said amount by reason of
(i) any judgment, decree or order of any court or administrative body having jurisdiction over such payee or any of its property or (ii) any settlement or compromise of any such claim effected by such payee with any such claimant (including, without limitation, the Borrower or any Guarantor), then and in such event each Guarantor agrees that any such judgment, decree, order, settlement or compromise shall be binding upon such Guarantor, notwithstanding any revocation hereof or the cancellation of any BA Instrument, any Eligible Hedging Agreement or any other instrument evidencing any liability of the Borrower or any Guarantor, and such guarantor shall be and remain liable to the aforesaid payees hereunder for the amount so repaid or recovered to the same extent as if such amount had never originally been received by any such payee.

Section 11.10     Contribution

                  At any time a payment in respect of the Guaranteed Obligations is made under the guarantee provided for in this Article 11, the right of contribution of each Guarantor against each other Guarantor shall be determined as provided in the immediately following sentence, with the right of contribution of each Guarantor to be revised and restated as of each date on which a payment (a "Relevant Payment") is made on the Guaranteed Obligations under the guarantee provided for in this Article 11. At any time that a Relevant Payment is made by a Guarantor that results in the aggregate payments made by such Guarantor in respect of the Guaranteed Obligations to and including the date of the Relevant Payment exceeding such Guarantor's Contribution Percentage (as defined below) of the aggregate payments made by all Guarantors in respect of the Guaranteed Obligations to and including the date of the Relevant Payment (such excess, the "Aggregate Excess Amount"), each such Guarantor shall have a right of contribution against each other Guarantor who has made payments in respect of the Guaranteed Obligations to and including the date of the Relevant Payment in an aggregate amount less than such other Guarantor's Contribution Percentage of the aggregate payments made to and including the date of the Relevant Payment by all Guarantors in respect of the Guaranteed Obligations (the aggregate amount of such deficit, the "Aggregate Deficit Amount") in an amount equal to (x) a fraction the numerator of which is the Aggregate Excess Amount of such Guarantor and the denominator of which is the Aggregate Excess Amount of all Guarantors multiplied by (y) the Aggregate Deficit Amount of such other Guarantor. A Guarantor's right of contribution pursuant to the preceding sentences shall arise at the time of each computation, subject to adjustment to the time of each computation; provided that no Guarantor may take any action to enforce such right until the Guaranteed Obligations have been irrevocably paid in full in immediately available funds and the aggregate Commitments and all Documentary Credits have been terminated, it being expressly recognized and agreed by all parties hereto that any Guarantor's right of contribution arising pursuant to this Section
11.10 against any other Guarantor shall be expressly junior and subordinate to such other Guarantor's obligations and liabilities in respect of the Guaranteed Obligations and any other obligations owing under the guarantee provided for in this Article 11. As used in this Section 11.10: (i) each Guarantor's "Contribution Percentage" shall mean the percentage obtained by dividing (x) the Adjusted Net Worth (as defined below) of such Guarantor by (y) the aggregate Adjusted Net Worth of all Guarantors; (ii) the "Adjusted Net Worth" of each Guarantor shall mean the greater of (x) the Net Worth (as defined below) of such Guarantor and (y) zero; and (iii) the "Net Worth" of each Guarantor shall mean the amount by which the fair saleable value of such Guarantor's assets on the date of any Relevant Payment exceeds its existing debts and other liabilities (including contingent liabilities, but without giving effect to any Guaranteed Obligations arising under the guarantee provided for in this Article 11 on such date. Notwithstanding anything to the contrary contained above, any Guarantor that is released from the guarantee provided for in this Article 11 pursuant to the terms hereof shall thereafter have no contribution obligations, or rights, pursuant to this Section 11.10, and at the time of any such release, if the released Guarantor had an Aggregate Excess Amount or an Aggregate Deficit Amount, same shall be deemed reduced to $0, and the contribution rights and obligations of the remaining Guarantors shall be recalculated on the respective date of release (as otherwise provided above) based on the payments made hereunder by the remaining Guarantors. All parties hereto recognize and agree that, except for any right of contribution arising pursuant to this Section 11.10, each Guarantor who makes any payment in respect of the Guaranteed Obligations shall have no right of contribution or subrogation against any other Guarantor in respect of such payment until all of the Guaranteed Obligations have been irrevocably paid in full in cash. Each of the Guarantors recognizes and acknowledges that the rights to contribution arising hereunder shall constitute an asset in favor of the party entitled to such contribution. In this connection, each Guarantor has the right to waive its contribution right against any Guarantor to the extent that after giving effect to such waiver such Guarantor would remain solvent, in the determination of the Required Lenders.

Section 11.11     Limitation On Guaranteed Obligations

                  Each Guarantor and each of the Administrative Agent and each of the Lender Parties (by its acceptance of the benefits of the guarantee contained in this Article 11) hereby confirms that it is its intention that the guarantee provided for in this Article 11 not constitute a fraudulent transfer or conveyance for purposes of the Bankruptcy Code, the Uniform Fraudulent Conveyance Act of any similar Federal or state law. To effectuate the foregoing intention, each Guarantor and each of the Administrative Agent and each of the Lender Parties (by its acceptance of the benefits of the guarantee contained in this Article 11) hereby irrevocably agrees that the Guaranteed Obligations guaranteed by such Guarantor shall be limited to such amount as will, after giving effect to such maximum amount and all other (contingent or otherwise) liabilities of such Guarantor that are relevant under such laws and after giving effect to any rights to contribution pursuant to any agreement providing for an equitable contribution among such Guarantor and the other Guarantors, result in the Guaranteed Obligations guaranteed by such Guarantor in respect of such maximum amount not constituting a fraudulent transfer or conveyance.

Section 11.12     Additional Guarantors

                  (1) Any Person may from time to time after the date of this Agreement become a Guarantor under this Agreement by executing and delivering to the Administrative Agent and the Lender Parties a supplemental agreement (a

"Supplement") to this Agreement in the form attached as Schedule 12. Effective from and after the date of execution and delivery by any Person to the Administrative Agent and the Lender Parties of a Supplement, such Person shall be, and shall be deemed for all purposes to be, a Guarantor under this Agreement with the same force and effect, and subject to the same agreements, representations, warranties, positive covenants, negative covenants, guarantees, indemnities, liabilities and obligations, as if such Person were, effective as of such date, an original signatory to this Agreement as a Guarantor. The execution and delivery of a Supplement by any Person shall not require the consent of any other Guarantor and all of the obligations of each Guarantor under this Agreement shall remain in full force and effect notwithstanding the addition of any additional Guarantors to this Agreement.

Section 11.13     Borrower Guarantee

                  In addition to its other obligation hereunder, the Borrower hereby irrevocably and unconditionally guarantees the due and punctual payment of the obligations owing by any Guarantor to a Cash Management Bank under a Cash Management Agreement to which such Guarantor is a party and agrees to indemnify such Cash Management Bank from time to time on demand by the Administrative Agent from and against any Losses incurred by such Cash Management Bank as a result of any of the obligations of such Guarantor under or pursuant to such Cash Management Agreement being or becoming void, voidable, unenforceable or ineffective as against such Guarantor for any reason whatsoever, whether or not known to such Cash Management Bank or any of them or any other Person, the amount of such Losses being the amount which the Person or Persons suffering such Losses would otherwise have been entitled to recover from such Guarantor.

                    ----------------------------------------

                                  ARTICLE 12
                                 MISCELLANEOUS

Section 12.01     Amendment

                  (1) Subject to Section 2.12 and subsections (2) and (3) hereof, no amendment or waiver of any provision of any of the Credit Documents, nor consent to any departure by the Borrower or any other Person from such provisions, is effective unless in writing and approved by the Required Lenders, the Borrower and the Guarantors. Any amendment, waiver or consent is effective only in the specific instance and for the specific purpose for which it was given.

                  (2) Only written amendments, waivers or consents signed by the Borrower and all the Lenders shall (i) subject to Section 2.12, increase a Lender's Commitment or subject any Lender to any additional obligation; (ii) reduce or forgive the principal or amount of, or interest on (including the Applicable Margins), any Accommodation Outstanding or any Fees; (iii) postpone any date fixed for any payment of principal of, or interest on, any Accommodation Outstanding or any Fees; (iv) increase or decrease the term of any Credit Facility; (v) increase the total Commitments under any Credit Facility; (vi) change the Types of Accommodations available under a Credit Facility; (vii) amend Sections 2.04, 2.05, 2.08, 2.09 (subject to Section 12.01(4)), 2.11, 8.02(i), 6.01 and 6.02 or consent to any waiver of such sections; (viii) change (y) subject to Section 2.12, the percentage of the Commitments, or (z) the number or percentage of Lenders required for the Lenders, or any of them, or the Administrative Agent to take any action; (ix) permit any amendment to or termination of or release of any guarantee of a Guarantor under this Agreement or any other Security Document (except as otherwise permitted in Section 10.04(5)); (x) permit any termination or release of any Security; (xi) change the definition of Required Lenders; or (xii) amend this Section 12.01(2).

                  (3) Only written amendments, waivers or consents signed by the Administrative Agent in addition to the Required Lenders, shall affect the rights or duties of the Administrative Agent under the Credit Documents.

                  (4) After the occurrence and during the continuance of an Event of Default, Section 2.09(2) may be amended with the prior written consent of the Lenders only.

Section 12.02     Waiver

                  (1) No failure on the part of any Lender or the Administrative Agent to exercise, and no delay in exercising, any right under any of the Credit Documents shall operate as a waiver of such right; nor shall any single or partial exercise of any right under any of the Credit Documents preclude any other or further exercise of such right or the exercise of any other right.

                  (2) Except as otherwise expressly provided in this Agreement, the covenants, representations and warranties shall not merge on and shall survive the initial Accommodation and, notwithstanding such initial Accommodation or any investigation made by or on behalf of any party, shall continue in full force and effect. The closing of this transaction shall not prejudice any right of one party against any other party in respect of anything done or omitted under this Agreement or in respect of any right to damages or other remedies.

Section 12.03     Evidence of Debt and Accommodation Notices

                  (1) The indebtedness of the Borrower resulting from Accommodations under the Credit Facilities shall be evidenced by the records of the Administrative Agent acting on behalf of the Lenders which shall constitute prima facie evidence of such indebtedness.

                  (2) Prior to the receipt of any Accommodation Notice, the Administrative Agent may act upon the basis of a notice by telephone (containing the same information as required to be contained in the Accommodation Notice) believed by it in good faith to be from an authorized person representing the Borrower. In the event of a conflict between the Administrative Agent's record of any telephone notice of an Accommodation and the related Accommodation Notice, the Administrative Agent's record of the telephone notice shall prevail, absent manifest error.

Section 12.04     Notices, etc.

                  Any notice, direction or other communication required or permitted to be given under this Agreement shall, except as otherwise permitted, be in writing and given by delivering it or sending it by telecopy or other similar form of recorded communication addressed, if to the Administrative Agent, to it at: 100 King Street West, 1 First Canadian Place, 4th Floor, Toronto, Ontario, M5X 1H3, Telephone: 416-359-4565, Telecopier:
416-867-5938, if to the Borrower at: 111 Gordon Baker Road, Suite 300, North York, Ontario, M2H 3R1, Telephone: (416) 496-9655, Telecopier: (416) 496-4155,
and, if to the Lenders or Guarantors, at the addresses shown on the signature pages hereto. Any communication shall be deemed to have been validly and effectively given (i) if personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 4:00 p.m. (Toronto time); (ii) if transmitted by facsimile or similar means of recorded communication on the Business Day following the date of transmission. Any party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to the party at its changed address.

Section 12.05     Confidentiality

                  Each Lender agrees to use its best efforts to ensure that financial statements or other information relating to the Borrower which may be delivered to it pursuant to this Agreement and which are not publicly filed or otherwise made available to the public generally (and which are not independently known to the Lender) will, to the extent permitted by Law, be treated confidentially by the Lender and will not, except with the consent of the Borrower, be distributed or otherwise made available by the Lender to any Person other than its directors, officers, employees, authorized agents, counsel or other representatives (provided the other representatives have agreed or are under a duty to keep all information confidential) required, in the reasonable opinion of the Lender, to have such information for the purposes of this Agreement. Each Lender is authorized to deliver a copy of any financial statement or any other information which may be delivered to it pursuant to this Agreement, to (i) any pledgee under Section 12.08(7); (ii) actual or potential Participant or Assignee; (iii) any Governmental Entity having jurisdiction over the Lender in order to comply with any applicable Laws; and
(iv) any Affiliate of the Lender required, in the reasonable opinion of the Lender, to have such information for the purposes of this Agreement provided that any Persons specified in clauses (i), (ii) and/or (iv) shall have agreed to keep all information confidential on similar terms as this Section 12.05.

Section 12.06     Costs, Expenses and Indemnity

                  (1) The Borrower shall, whether or not the transactions contemplated in this Agreement are completed, indemnify and hold each of the Lenders and the Administrative Agent and each of their respective officers, directors, employees and agents (each an "Indemnified Person") harmless from, and shall pay to such Indemnified Person on demand any amounts required to compensate the Indemnified Person for, any Claim or Loss suffered by, imposed on, or asserted against, the Indemnified Person as a result of, connected with or arising out of (i) the preparation, execution and delivery of, preservation of rights under, enforcement of, or refinancing, renegotiation or restructuring of, the Credit Documents and any related amendment, waiver or consent; (ii) any advice of counsel as to the rights and duties of the Administrative Agent and the Lenders with respect to the administration of the Credit Facilities, the Credit Documents or any transaction contemplated under the Credit Documents;
(iii) a default (whether or not constituting a Default or an Event of Default) by the Borrower or any Guarantor hereunder and any enforcement proceedings relating to any of the Credit Documents; (iv) any proceedings brought against the Indemnified Person due to its entering into any of the Credit Documents, performing its obligations under the Credit Documents, providing any Accommodation or any use of any Accommodation by the Borrower, except to the extent caused by the gross negligence or wilful misconduct of the Indemnified Person.

                  (2) The Borrower shall indemnify and hold the Indemnified Person harmless from and against any and all Environmental Liabilities and costs incurred or suffered by, or asserted against, any of the Indemnified Persons (except for Environmental Liabilities and costs attributable to the gross negligence or wilful misconduct of an Indemnified Party) including all Environmental Liabilities and costs with respect to or as a direct or indirect result of, (i) the presence on or under or the release or likely release of Hazardous Substances from any properties now, or any time heretofore or hereafter, owned, leased, operated or used by the Borrower or any of the Guarantors; or (ii) the breach by any mortgagor, owner, or lessee of such properties in their use of such properties of any Environmental Laws.

                  (3) To the extent that the Borrower for any reason fails to indefeasibly pay any amount required under paragraphs (1) or (2) of this
Section 12.06 to be paid by it to the Administrative Agent, each Lender severally agrees to pay to the Administrative Agent such Lender's rateable share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount, provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent. The obligations of the Lenders under this paragraph (3) are subject to the other provisions of this Agreement concerning several liability of the Lenders.

                  (4) To the fullest extent permitted by applicable Law, the Borrower and the Guarantors shall not assert, and hereby waive, any claim against any Indemnified Person, on any theory of liability, for indirect, consequential, punitive, aggravated or exemplary damages (as opposed to direct damages) arising out of, in connection with, or as a result of, this Agreement, any other Credit Document or any agreement or instrument contemplated hereby (or any breach thereof), the transactions contemplated hereby or thereby, any Accommodation or Documentary Credit or the use of the proceeds thereof. No Indemnified Person shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Credit Documents or the transactions contemplated hereby or thereby.

                  (5) If, with respect to any applicable Lender, (i) any change in Law or any change in the interpretation or application of any Law occurring or becoming effective after the date hereof; or (ii) compliance by such Lender with any direction, request or requirement (whether or not having the force of Law) of any Governmental Entity (except where such compliance is in respect of any penalty or charges resulting from the failure to pay taxes) made or becoming effective after the date hereof, has the effect of causing Loss to such Lender by (v) increasing the cost to such Lender of performing its obligations under this Agreement or in respect of any Accommodations Outstanding (including the costs of maintaining any capital, reserve or special deposit requirements in connection therewith), (w) requiring such Lender to maintain or allocate any capital or additional capital or affecting its allocation of capital in respect of its obligations under this Agreement or in respect of any Accommodations Outstanding or otherwise reducing the effective return to such Lender under this Agreement or in respect of any Accommodations Outstanding, (x) reducing any amount payable to such Lender under this Agreement or in respect of any Accommodations Outstanding by any amount it deems material (other than a reduction resulting from a higher rate of income tax relating to such Lender's income in general), (y) causing such Lender to make any payment or to forego any return on, or calculated by reference to, any amount received or receivable by such Lender under this Agreement or in respect of any Accommodations Outstanding, or (z) otherwise reducing the effective return to such Lender under this Agreement or in respect of any Accommodations Outstanding or on its total capital as a result of entering into this Agreement, then, so long as such Lender is taking corresponding action under its other credit facilities comparable to the Credit Facilities, such Lender may give notice to the Borrower specifying the nature of the event giving rise to such Loss and the Borrower may either; (iii) on demand, pay such amounts as such Lender may specify to be necessary to compensate it for any such Loss incurred after the date of such notice; or (iv) provided no Loss has yet been suffered by such Lender or the Borrower has paid the compensating amount to the Lender, repay the Accommodations Outstanding of such Lender and terminate such Lender's Commitments. A certificate as to the amount of any such Loss, providing reasonable detail of the calculation of such Loss and stating that the Loss calculated therein is not otherwise reflected or recovered in the interest rate on which any Type of Accommodation is based and has been calculated on a like basis for transactions comparable to the transaction contemplated hereby and for a borrower comparable to the Borrower, submitted in good faith by such Lender to the Borrower shall be conclusive and binding for all purposes, absent manifest error. The Borrower may in its sole discretion prepay Accommodations Outstanding to any Lender that has made a claim pursuant to this Section 12.06(5) (such Lender herein called a "Claiming Lender"), together with amounts, if any, required to compensate such Claiming Lender to the date of such prepayment and such Claiming Lender shall, upon receipt of such prepayment, assign its Lender's Commitment to one or more new financial institutions or existing Lenders which are (in the case of new financial institutions) acceptable to the Required Lenders and which agree to assume the Lender's Commitment of such Claiming Lender's pursuant to the terms and conditions of an assignment and assumption agreement in the form of Schedule 9. The provisions of Section 12.08 shall apply to such assignment mutatis mutandis.

                  (6) The Borrower shall pay to each applicable Lender on demand any amounts required to compensate such Lender for any loss suffered or incurred by it as a result of (i) any payment being made (due to acceleration of the maturity of an Accommodation pursuant to Article 9, a mandatory or optional prepayment of principal or otherwise) by the Borrower in respect of a BA Instrument, Documentary Credit or Advance, other than on the maturity or expiration or on the last day of a Eurodollar Interest Period applicable to it;
(ii) the failure of the Borrower to give any notice in the manner and at the times required by this Agreement; (iii) the failure of the Borrower to effect an Accommodation in the manner and at the time specified in any Accommodation Notice; or (iv) the failure of the Borrower to make a payment or a mandatory repayment in the manner and at the time specified in this Agreement. A certificate as to the amount of any Loss submitted in good faith by a Lender to the Borrower shall be conclusive and binding for all purposes, absent manifest error.

                  (7) All amounts due under this Section 12.06 shall be payable promptly after demand therefor. A certificate of the Administrative Agent or a Lender setting forth the amount or amounts owing to the Administrative Agent or any Lender as specified in this Section 12.06, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrower shall be conclusive and binding for all purposes, absent manifest error.

                  (8) The provisions of this Section 12.06 shall survive the termination of this Agreement and the repayment of all Accommodations Outstanding. The Borrower acknowledges that neither its obligation to indemnify nor any actual indemnification by it of any Lender, the Administrative Agent or any other Indemnified Person in respect of such Person's Losses for legal fees and expenses shall in any way affect the confidentiality or privilege relating to any information communicated by such Person to its counsel.

Section 12.07     Taxes and Other Taxes

                  (1) All payments to the relevant Lender Parties or the Administrative Agent (or any successor or assignee thereof) by the Borrower under any of the Credit Documents or by a Guarantor in respect of the Guaranteed Obligations shall be made free and clear of and without deduction or withholding for any and all taxes, levies, imposts, deductions, charges or withholdings and all related liabilities, (all such taxes, levies, imposts, deductions, charges, withholdings and liabilities, other than Excluded Taxes (as defined below), being referred to as "Taxes") unless such Taxes are required by applicable Law to be deducted or withheld. For the purposes hereof, "Excluded Taxes" shall mean: taxes, levies, imposts, deductions, charges or withholdings including interest, penalties or additions thereto and all related liabilities imposed on or measured by net income or net profits of the relevant Lender Party or Administrative Agent, capital taxes or franchise taxes imposed pursuant to the Laws of Canada, the United States of America or by the jurisdiction under the laws of which the Person is organized, in which such Person is resident for tax purposes or in which the principal office or applicable lending office of such Person is located or in which it is otherwise deemed to be engaged in a trade or business for Tax purposes or any subdivision thereof or therein and any branch profits taxes imposed by the United States of America or any similar tax imposed by any jurisdiction described in this
Section 12.07(1) above. If the Borrower or a Guarantor shall be required by applicable Law to deduct or withhold any such Taxes from or in respect of any amount payable under any of the Credit Documents or in respect of the Guaranteed Obligations, as the case may be, (i) the amount payable shall be increased (and for greater certainty, in the case of interest, the amount of interest shall be increased) as may be necessary so that after making all required deductions or withholdings (including deductions or withholdings applicable to any additional amounts paid under this Section 12.07(1)), the relevant Lender Parties or the Administrative Agent receive an amount equal to the amount they would have received if no such deduction or withholding had been made, (ii) the Borrower or a Guarantor shall make such deductions or withholdings, and (iii) the Borrower or a Guarantor shall immediately pay the full amount deducted or withheld to the relevant Governmental Entity in accordance with applicable Law.

                  (2) The Borrower and each Guarantor agrees to immediately pay any present or future stamp or documentary taxes or any other excise or property taxes, charges, financial institutions duties, debits taxes or similar levies (all such taxes, charges, duties and levies being referred to as "Other Taxes") which arise from any payment made by the Borrower or a Guarantor under any of the Credit Documents or the execution, delivery or registration of, or otherwise with respect to, any of the Credit Documents.

                  (3) The Borrower and each Guarantor shall indemnify and hold harmless each of the Lender Parties and the Administrative Agent for the full amount of Taxes or Other Taxes imposed on or paid by such Lender Parties or the Administrative Agent and any liability (including penalties, interest and expenses) arising from or with respect to such Taxes or Other Taxes, whether or not they were correctly or legally asserted. In addition, the Borrower and each Guarantor shall indemnify the relevant Lender Parties and the Administrative Agent for any Taxes, Other Taxes or tax based on or measured by the overall net income of the Lender Parties or Administrative Agent ("Net Income Taxes") imposed by any jurisdiction on or with respect to any increased amount payable by the Borrower under Section 12.07(1) or Section 12.07(5) or any payment or indemnity payable by the Borrower under Section 12.07(2) or this Section 12.07(3), but only to the extent, if any, that such Taxes, Other Taxes or Net Income Taxes imposed on any Lender Party or the Administrative Agent exceed (after taking into account available foreign tax credits, deductions, exemptions or other tax allowances in respect of such payment which may be used by the relevant Lender Party) the amount of such Taxes, Other Taxes or Net Income Taxes that would have been imposed on it in the absence of any increased amount payable by the Borrower or a Guarantor under Section 12.07(1) or Section 12.07(5) or any payment or indemnity payable by the Borrower or a Guarantor under Section 12.07(2) or this Section 12.07(3). Payment under this indemnification shall be made within 30 days from the date the Administrative Agent or the relevant Lender Party, as the case may be, make written demand for it. A certificate containing reasonable detail as to the amount of such Taxes, Other Taxes or Net Income Taxes submitted to the Borrower or a Guarantor by the Administrative Agent or the relevant Lender Party shall be conclusive evidence, absent manifest error, of the amount due from the Borrower or a Guarantor to the Administrative Agent or the Lender Parties, as the case may be. Notwithstanding the foregoing, the Borrower or such Guarantor, as applicable, shall not be obligated to make payment to a Lender Party or the Administrative Agent with respect to interest, penalties or expenses if the amounts arose as a result of failure by the Lender Parties or the Administrative Agent to timely pay the Taxes, Other Taxes or Net Income Taxes.

                  (4) The Borrower and each Guarantor shall furnish to the Administrative Agent and the Lender Parties the original or a certified copy of a receipt, if available, or other reasonably acceptable document to the Administrative Agent and the Lender Parties evidencing payment of Taxes or Other Taxes made by it within 30 days after the date of any payment of Taxes or Other Taxes.

                  (5) In addition to the provisions of Section 12.07(1), in respect of amounts paid or credited by the Borrower or a Guarantor that is resident in Canada for purposes of the ITA that to or for the benefit of a particular Lender Party that is an "authorized foreign bank" for purposes of the ITA, the obligations under Section 12.07 to pay an additional amount shall apply where the particular Lender Party is liable for Taxes under Part XIII of the ITA in respect of such payment, even if the Borrower or such Guarantor, as applicable, is not required under the ITA to deduct or withhold an amount in respect of Taxes on such payment and Section 12.07 shall apply, mutatis mutandis, as if the Borrower or such Guarantor, as applicable, was required to withhold an amount in respect of such Taxes.

                  (6) Each Lender Party agrees to use reasonable efforts (consistent with legal and regulatory restrictions and subject to overall policy considerations of such Lender Party) to file any certificate or document or to furnish to the Borrower or a Guarantor any information, in each case, as reasonably requested by the Borrower or such Guarantor, as applicable, that may be necessary to establish any available exemption from, or reduction in the amount of, any withholding taxes; provided, however, that nothing in this
Section 12.07(6) shall require a Lender Party to disclose any confidential information (including, without limitation, its tax returns or its calculations).

                  (7) The Borrower and each Guarantor hereby designates the Administrative Agent, and the Administrative Agent agrees, to serve as the agent for the Borrower and the Guarantors, solely for purposes of this Section
12.07 and Section 12.08, to maintain a register (the "Register") on which it will record the Commitments from time to time of each of the Lenders, the Advances made by each of the Lenders, each repayment made in respect of the principal amount of the Advances of each Lender, the amounts owing to each Hedge Lender under any Eligible Hedging Agreements and each repayment made in respect of such amounts. Failure to make any such recordation, or any error in such recordation shall not affect the Borrower's or any Guarantor's obligations in respect of such Advances or such amounts owing under any Eligible Hedging Agreements. With respect to any Lender, the transfer or assignment of the Commitments of such Lender and the rights to the principal of, and interest on, any Advance made pursuant to such Commitments shall not be effective until such transfer or assignment is recorded on the Register maintained by the Administrative Agent with respect to ownership of such Commitments and Advances prior to such recordation all amounts owing to the transferor with respect to such Commitments and Advances shall remain owing to the transferor. The registration of an assignment or transfer of all or part of any Commitments and Advances shall be recorded by the Administrative Agent on the Register only upon the acceptance by the Administrative Agent of a properly executed and delivered assignment and assumption agreement pursuant to Section 12.08. The entries in the Register shall be conclusive, absent manifest error, and the Borrower, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

                  (8) Each Lender hereby confirms that it is either (i) a resident of Canada for purposes of the ITA or (ii) an authorized foreign bank for the purposes of Part XIII of the ITA in respect of any amount paid or credited to or by such Lender in respect of its Canadian banking business and such Lender has entered into this Credit Agreement in the course of its Canadian banking business.

                  (9) The provisions of this Section 12.07 shall survive the termination of the Agreement and the repayment of all Accommodations Outstanding.

Section 12.08     Successors and Assigns

                  (1) This Agreement shall become effective when executed by the Borrower, the Administrative Agent and each Lender and after that time shall be binding upon and enure to the benefit of the Borrower, the Lenders and the Administrative Agent and their respective successors and permitted assigns.

                  (2) Neither the Borrower nor any Guarantor shall have the right to assign its rights or obligations under this Agreement or any interest in this Agreement without the prior consent of all the Lenders, which consent may be arbitrarily withheld.

                  (3) A Lender may (i) grant participations in all or any part of its interest in any Credit Facility to one or more Persons (each a "Participant") without the consent of the Borrower or the Administrative Agent,
(ii) assign all or any part of its interest in any Credit Facility without the consent of the Administrative Agent to (x)(A) its parent company or an Affiliate of such Lender which is at least 50% owned by such Lender or its parent company or any fund that invests in loans and is managed or advised by such Lender or (B) one or more other Lenders or any Affiliate of any such other Lender which is at least 50% owned by such other Lender or its parent company (provided that any fund that invests in loans and is managed or advised by the same investment advisor of another fund which is a Lender (or by an Affiliate of such investment advisor) shall be treated as an Affiliate of such other Lender for the purposes of this sub-clause (ii)(x)(B)) or any fund that invests in loans and is managed or advised by any such other Lender or (y) in the case of any Lender that is a fund that invests in loans, any other fund that invests in loans and is managed or advised by the same investment advisor of any Lender or by an Affiliate of such investment advisor, in each case, without the consent of the Borrower or (iii) upon prior written notice to the Administrative Agent and with the prior written consent of the Administrative Agent and, unless a Default or Event of Default has occurred and is continuing the Borrower, in each case, not to be unreasonably withheld or delayed, assign all, or if less than all, a portion equal to at least the Minimum Assignment Amount of its interest in any Credit Facility to one or more Persons not referred to in sub-clause (ii) hereof (each Person taking an assignment pursuant to this Section 12.08(3) shall be referred to as an "Assignee") (treating any fund that invests in loans and any other fund that invests in loans and is managed or advised by the same investment advisor of such fund or by an Affiliate of such investment advisor as a single Assignee). No Minimum Assignment Amount shall apply to the assignment by a Lender of all or any part of its Commitment to (a) an Affiliate of such Lender (including its parent company), (b) any other Lender or (c) any fund that invests in loans and is managed or advised by such Lender or by the same investment advisor of such Lender or by an Affiliate of such investment advisor. "Minimum Assignment Amount" shall mean (x) in respect of Accommodations Outstanding and Commitments under the Term Facilities, Cdn. $5,000,000 in the aggregate, and (y) in respect of Accommodations Outstanding and Commitments under the Operating Facilities, Cdn. $1,000,000 in the aggregate. A Lender granting a participation shall, unless otherwise expressly provided in this Agreement, act on behalf of all of its Participants in all dealings with the Borrower in respect of the Credit Facilities and no Participant shall have any voting or consent rights with respect to any matter requiring the Lenders' consent other than with respect to the matters referred to in Section 12.01(2)(i), (ii), (iii) and the release or termination of all or substantially all of the Security. Participants and Assignees shall be entitled to the benefits of Section 12.06 and Section 12.07, provided that no Participant or Assignee, as applicable, shall be entitled to receive any greater payment, on a cumulative basis, pursuant to Section 12.06 and Section 12.07 than the Lender which granted the participation or assignment, as applicable, would have been entitled to receive unless such participation or assignment is effected after the occurrence and during the continuance of a Default or Event of Default.

                  (4) The Borrower shall at the cost and expense of the relevant Lender (other than the Borrower's legal costs) provide such certificates, acknowledgments and further assurances in respect of this Agreement and the Credit Facilities as such Lender may reasonably require in connection with any participation or assignment pursuant to this Section 12.08.

                  (5) In the case of an assignment, a Lender shall deliver to the Borrower an assignment and assumption agreement substantially in the form of Schedule 9 by which an Assignee of the Lender assumes the obligations and agrees to be bound by all the terms and conditions of this Agreement, all as if the Assignee had been an original party. Upon receipt by the Administrative Agent of a processing fee of Cdn. $3,500 from such Lender (provided that only one such fee shall be payable in connection with multiple simultaneous assignments to or by related funds that are advised or managed by the same investment advisor or by affiliated investment advisors) and the assignment and assumption agreement, the Administrative Agent shall record the assignment on the Register and the assigning Lender and the Borrower shall thereupon be released from their respective obligations under this Agreement (to the extent of such assignment and assumption) and shall have no liability or obligations to each other to such extent, except in respect of matters arising prior to the assignment.

                  (6) Any assignment or grant of participation pursuant to this
Section 12.08 will not constitute a repayment by the Borrower to the assigning or granting Lender of any Accommodation, nor a new Accommodation to the Borrower by such Lender or by the Assignee or Participant, as the case may be, and the parties acknowledge that the Borrower's obligations with respect to any such Accommodations will continue and will not constitute new obligations.

                  (7) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including without limitation (i) any pledge or assignment to secure obligations to a Federal Reserve Bank and (ii) in the case of any Lender that is a fund, any pledge or assignment to any holders of obligations owned, or securities issued, by such Lender including to any trustee for, or any other representative of, such holders; and this Section
12.08 shall not apply to any such pledge or assignment of a security interest; provided, however, that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

Section 12.09     Right of Set-off

                  Upon the occurrence and during the continuance of any Event of Default, each Lender is authorized at any time and from time to time, to the fullest extent permitted by Law (including general principles of common law), to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by it to or for the credit or the account of the Borrower or any Guarantor against any and all of the obligations of the Borrower or such Guarantor, as applicable, under any of the Credit Documents, irrespective of whether or not the Lender has made demand under any of the Credit Documents and although such obligations may be unmatured or contingent. Each Lender shall promptly notify the Borrower after any set-off and application is made by it, provided that the failure to give notice shall not affect the validity of the set-off and application. The rights of the Lenders under this Section 12.09 are in addition to other rights and remedies (including all other rights of set-off) which the Lenders may have.

Section 12.10     Accommodations by Lenders

                  Unless the Administrative Agent receives notice from a Lender prior to the date of any Accommodation that the Lender will not make its rateable portion of the Accommodation available to the Administrative Agent, the Administrative Agent may assume that the Lender has made its portion so available on the date of the Accommodation and may, in reliance upon such assumption, make a corresponding amount available to the Borrower. If the Lender has not made its rateable portion available to the Administrative Agent, the Lender shall pay the corresponding amount to the Administrative Agent immediately upon demand. If the Lender pays the corresponding amount to the Administrative Agent, the amount so paid shall constitute the Lender's part of the Accommodation for purposes of this Agreement. If the Lender does not pay the amount to the Administrative Agent immediately upon demand and such amount has been made available to the Borrower, the Borrower shall pay the corresponding amount to the Administrative Agent immediately upon demand and any amount received and so reimbursed would not and will not constitute an

Accommodation. The Administrative Agent shall also be entitled to recover from the Lender or the Borrower, as the case may be, interest on the corresponding amount, for each day from the date the amount was made available to the Borrower until the date it is repaid to the Administrative Agent, at a rate per annum equal to the Administrative Agent's cost of funds.

Section 12.11     Rateable Payments

                  Unless the Administrative Agent receives notice from the Borrower prior to the date on which any payment is due to the Lenders that the Borrower will not make the payment in full, the Administrative Agent may assume that the Borrower has made the payment in full on that date and may, in reliance upon that assumption, distribute to each Lender on the due date an amount equal to the amount then due to such Lender. If the Borrower has not made the payment in full, each Lender shall repay to the Administrative Agent immediately upon demand the amount distributed to it together with interest for each day from the date such amount was distributed to such Lender until the date such Lender repays it to the Administrative Agent, at a rate per annum equal to the Administrative Agent's cost of funds.

Section 12.12     Judgment Currency

                  (1) If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due to a Lender in any currency (the "Original Currency") into another currency (the "Other Currency"), the parties agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which, in accordance with normal banking procedures, such Lender could purchase the Original Currency with the Other Currency on the Business Day preceding the day on which final judgment is given or, if permitted by applicable Law, on the day on which the judgment is paid or satisfied.

                  (2) The obligations of the Borrower in respect of any sum due in the Original Currency from it to any Lender under any of the Credit Documents shall, notwithstanding any judgment in any Other Currency, be discharged only to the extent that on the Business Day following receipt by the Lender of any sum adjudged to be so due in the Other Currency, the Lender may, in accordance with normal banking procedures, purchase the Original Currency with such Other Currency. If the amount of the Original Currency so purchased is less than the sum originally due to the Lender in the Original Currency, the Borrower agrees, as a separate obligation and notwithstanding the judgment, to indemnify the Lender, against any Loss, and, if the amount of the Original Currency so purchased exceeds the sum originally due to the Lender in the Original Currency, the Lender shall remit such excess to the Borrower.

Section 12.13     Interest on Accounts

                  Except as may be expressly provided otherwise in this Agreement, all amounts owed by the Borrower to the Administrative Agent and to any of the Lenders, which are not paid when due (whether at stated maturity, on demand, by acceleration or otherwise) shall bear interest (both before and after default and judgment), from the date on which such amount is due until such amount is paid in full, payable on demand, at a rate per annum equal at all times to the lesser of (A) (i) in the case of an amount payable in U.S. Dollars, the sum of the Base Rate (Canada) in effect from time to time, the highest Applicable Margin in respect of Base Rate (Canada) Advances and 2%; and
(ii) in the case of an amount payable in Canadian Dollars, the sum of the Canadian Prime Rate in effect from time to time, the highest Applicable Margin in respect of Canadian Prime Rate Advances and 2%, and (B) in the event that the interest rate specified in (A) is not permitted by applicable Law (i) in the case of an amount payable in U.S. Dollars, the sum of the Base Rate (Canada) in effect from time to time and the Applicable Margin in respect of Base Rate (Canada) Advances in effect on such date; and (ii) in the case of an amount payable in Canadian Dollars, the sum of the Canadian Prime Rate in effect from time to time and the Applicable Margin in respect of Canadian Prime Rate Advances in effect on such date.

Section 12.14     Consent to Jurisdiction

                  The Borrower, each Guarantor, each Lender and the Administrative Agent hereby irrevocably submits to the jurisdiction of any Ontario court sitting in Toronto, Ontario in any action or proceeding arising out of or relating to the Credit Documents and hereby irrevocably agrees that all claims in respect of any such action or proceeding may be heard and determined in such Ontario court. The Borrower, each Guarantor, each Lender and the Administrative Agent hereby irrevocably waives, to the fullest extent each may effectively do so, the defence of an inconvenient forum to the maintenance of such action or proceeding. The Borrower, each Guarantor, each Lender and the Administrative Agent agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Nothing in this Agreement or in any other Credit Document shall affect any right that the Administrative Agent or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Obligor or its properties in the courts of any jurisdiction.

Section 12.15     Severability

                  Any provision of this Agreement which is or becomes prohibited or unenforceable in any jurisdiction, does not invalidate, affect or impair the remaining provisions thereof and any such prohibition or unenforceability in any jurisdiction does not invalidate or render unenforceable such provision in any other jurisdiction.

Section 12.16     Risks of Superior Force

                  The Borrower expressly assume all risks of superior force, such that it shall be bound to timely execute each and every of its obligations under this Agreement notwithstanding the existence or occurrence of any event or circumstance constituting a superior force within the meaning of Article 1693 of the Civil Code of Quebec.

Section 12.17     Good Faith and Fair Consideration

                  The Borrower acknowledges and declares that it has entered into this Agreement freely and of its own will. In particular, the Borrower acknowledges that this Agreement was negotiated by it and the Lenders in good faith, and that there was no exploitation of the Borrower by the Lenders, nor is there any serious disproportion between the consideration provided by the Lenders and that provided by the Borrower.

Section 12.18     Illegality

                  If any Lender determines that any applicable Law has made it unlawful, or that any Governmental Entity has asserted that it is unlawful, for any Lender or its applicable lending office to make or maintain any Accommodation (or to maintain its obligation to make any Accommodation), or to participate in, issue or maintain any Documentary Credit (or maintain its obligation to participate in or to issue any Documentary Credit), or to determine or charge interest rates based upon any particular rate, then, on notice thereof by such Lender to the Borrower through the Administrative Agent, any obligation of such Lender with respect to the activity that is unlawful shall be suspended until such Lender notifies the Administrative Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, the Borrower shall, upon demand from such Lender (with a copy to the Administrative Agent), prepay or, if conversion would avoid the activity that is unlawful, convert any Accommodations, or take any necessary steps with respect to any Documentary Credit in order to avoid the activity that is unlawful. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted. Each Lender agrees to designate a different lending office if such designation will avoid the need for such notice and will not, in the good faith judgment of such Lender, otherwise be materially disadvantageous to such Lender.

Section 12.19     Cash Management Agreements

                  (1) The maximum number of Cash Management Banks during the Term of this Agreement shall be limited to two and the total amount of Cash Management Debt owing at any time to any one Cash Management Bank shall not exceed Cdn. $1,000,000.

                  (2) As of the date hereof, the Cash Management Banks are JPMorgan Chase Bank, N.A., Toronto Branch and National Bank of Canada.

                  (3) In the event that a Cash Management Bank ceases to be a Cash Management Bank, it shall deliver written notice thereof to the Administrative Agent. At any time that there is less than two Cash Management Banks, any Lender or an Affiliate of a Lender may become a Cash Management Bank upon written notice to the Administrative Agent; provided, for greater certainty, that the number of Cash Management Banks shall not exceed two at any time.

                  (4) The Lender Parties acknowledge that a right of set-off may be granted to a Cash Management Bank pursuant to the Cash Management Agreement to which such Cash Management Bank is a party and that the exercise of such right of set-off shall be subject to Section 10.04(4).

Section 12.20     Governing Law

                  (1) This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

                  (2) Each of the Borrower and the Guarantors hereby (i) irrevocably submits to the jurisdiction of any court sitting in the Province of Ontario over any suit, action or proceeding arising out of or relating to this security agreement; (ii) irrevocably agrees that all claims in respect of any suit, action or proceeding may be heard and determined in such court; (iii) irrevocably waives, to the fullest extent permitted by law, any objection which it may have or hereafter have to the laying of the venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum; and (iv) in the case of a Guarantor, irrevocably appoints Marsulex Inc. (the "Process Agent"), with an office at 111 Gordon Baker Road, Suite 300, North York, Ontario M2H 3R1 as its authorized agent to accept and acknowledge service of any and all process which may be served in any suit, action or proceeding, which service may be made by delivering a copy of such process to such Guarantor in care of the Process Agent at the Process Agent's above address for the attention of the President of the Process Agent and such Guarantor hereby irrevocably authorizes and directs the Process Agent to accept such service on its behalf. Each of the Borrower and the Guarantors agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in any other manner provided by law. Nothing in this Section shall affect the right of the Administrative Agent and the Lender Parties to serve process in any manner permitted by law or limit the rights of the Administrative Agent and the Lender Parties to bring proceedings against the Borrower or a Guarantor in the courts of any other jurisdiction.

Section 12.21     Counterparts

                  This Agreement may be executed in any number of counterparts (including by way of facsimile) and all of such counterparts taken together shall be deemed to constitute one and the same instrument. This Agreement and the other Credit Documents and any separate letter agreements with respect to fees payable to the Administrative Agent constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Article 6, this Agreement shall become effective when it has been executed by the Administrative Agent and when the Administrative Agent has received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement.

           [The remainder of this page is intentionally left blank.]

                  IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective authorized officers as of the date first above written.


                                            MARSULEX INC., as Borrower

                                            Per:
                                                ------------------------------
                                                 Authorized Signing Officer


                                            Per:
                                                ------------------------------
                                                 Authorized Signing Officer

                                            MARSULEX MONTREAL INC., as Guarantor


                                            Per:
                                                ------------------------------
                                                 Authorized Signing Officer


                                            Per:
                                                ------------------------------
                                                 Authorized Signing Officer

                                            Address:      111 Gordon Baker Road
                                                          Suite 300
                                                          North York, Ontario
                                                          M2H 3R1

                                            Telephone:    (416) 496-9655
                                            Telecopier:   (416) 496-4155

                                            Attention:    Ted Irwin

                                            MARSULEX ENVIRONMENTAL TECHNOLOGIES
                                            CORPORATION, as Guarantor


                                            Per:
                                                ------------------------------
                                                 Authorized Signing Officer


                                            Per:
                                                ------------------------------
                                                 Authorized Signing Officer

                                            Address:      111 Gordon Baker Road
                                                          Suite 300
                                                          North York, Ontario
                                                          M2H 3R1

                                            Telephone:    (416) 496-9655
                                            Telecopier:   (416) 496-4155

                                            Attention:    Ted Irwin

                                            SULEX, INC., as Guarantor


                                            Per:
                                                ------------------------------
                                                 Authorized Signing Officer


                                            Per:
                                                ------------------------------
                                                 Authorized Signing Officer

                                            Address:     111 Gordon Baker Road
                                                         Suite 300
                                                         North York, Ontario
                                                         M2H 3R1

                                            Telephone:   (416) 496-9655
                                            Telecopier:  (416) 496-4155

                                            Attention:   Ted Irwin

                                            MARSULEX REFINERY ENVIRONMENTAL
                                            SERVICES INC., as Guarantor


                                            Per:
                                                ------------------------------
                                                 Authorized Signing Officer


                                            Per:
                                                ------------------------------
                                                 Authorized Signing Officer

                                            Address:      111 Gordon Baker Road
                                                          Suite 300
                                                          North York, Ontario
                                                          M2H 3R1

                                            Telephone:    (416) 496-9655
                                            Telecopier:   (416) 496-4155

                                            Attention:    Ted Irwin

                                            SOUCAR ENTERPRISES LLC, as Guarantor


                                            Per:
                                                ------------------------------
                                                 Authorized Signing Officer


                                            Per:
                                                ------------------------------
                                                 Authorized Signing Officer

                                            Address:     111 Gordon Baker Road
                                                         Suite 300
                                                         North York, Ontario
                                                         M2H 3R1

                                            Telephone:   (416) 496-9655
                                            Telecopier:  (416) 496-4155

                                            Attention:   Ted Irwin

                                            INVESTIS U.S., INC., as Guarantor


                                            Per:
                                                ------------------------------
                                                 Authorized Signing Officer


                                            Per:
                                                ------------------------------
                                                 Authorized Signing Officer

                                            Address:      111 Gordon Baker Road
                                                          Suite 300
                                                          North York, Ontario
                                                          M2H 3R1

                                            Telephone:    (416) 496-9655
                                            Telecopier:   (416) 496-4155

                                            Attention:    Ted Irwin

                                            IT HOLDING, INC., as Guarantor

                                            Per:
                                                ------------------------------
                                                 Authorized Signing Officer


                                            Per:
                                                ------------------------------
                                                 Authorized Signing Officer

                                            Address:     111 Gordon Baker Road
                                                         Suite 300
                                                         North York, Ontario
                                                         M2H 3R1

                                            Telephone:   (416) 496-9655
                                            Telecopier:  (416) 496-4155

                                            Attention:   Ted Irwin

                                            MARSULEX ENVIRONMENTAL TECHNOLOGIES,
                                            LLC, as Guarantor


                                            Per:
                                                ------------------------------
                                                 Authorized Signing Officer


                                            Per:
                                                ------------------------------
                                                 Authorized Signing Officer

                                            Address:     111 Gordon Baker Road
                                                         Suite 300
                                                         North York, Ontario
                                                         M2H 3R1

                                            Telephone:   (416) 496-9655
                                            Telecopier:  (416) 496-4155

                                            Attention:   Ted Irwin

                                            MARSULEX U.S. PARTNERSHIP, as
                                            Guarantor


                                            Per:
                                                ------------------------------
                                                 Authorized Signing Officer


                                            Per:
                                                ------------------------------
                                                 Authorized Signing Officer

                                            Address:     111 Gordon Baker Road
                                                         Suite 300
                                                         North York, Ontario
                                                         M2H 3R1

                                            Telephone:   (416) 496-9655
                                            Telecopier:  (416) 496-4155

                                            Attention:   Ted Irwin

                                            MARSULEX NOVA SCOTIA ULC, as
                                            Guarantor


                                            Per:
                                                ------------------------------
                                                 Authorized Signing Officer


                                            Per:
                                                ------------------------------
                                                 Authorized Signing Officer

                                            Address:      111 Gordon Baker Road
                                                          Suite 300
                                                          North York, Ontario
                                                          M2H 3R1

                                            Telephone:    (416) 496-9655
                                            Telecopier:   (416) 496-4155

                                            Attention:    Ted Irwin

                                            MARSULEX U.S. HOLDINGS, L.L.C., as
                                            Guarantor


                                            Per:
                                                ------------------------------
                                                 Authorized Signing Officer


                                            Per:
                                                ------------------------------
                                                 Authorized Signing Officer

                                            Address:     111 Gordon Baker Road
                                                         Suite 300
                                                         North York, Ontario
                                                         M2H 3R1

                                            Telephone:   (416) 496-9655
                                            Telecopier:  (416) 496-4155

                                            Attention:   Ted Irwin

                                            4086554 CANADA INC., as Guarantor


                                            Per:
                                                ------------------------------
                                                 Authorized Signing Officer


                                            Per:
                                                ------------------------------
                                                 Authorized Signing Officer

                                            Address:      111 Gordon Baker Road
                                                          Suite 300
                                                          North York, Ontario
                                                          M2H 3R1

                                            Telephone:    (416) 496-9655
                                            Telecopier:   (416) 496-4155

                                            Attention:    Ted Irwin

                                            BANK OF MONTREAL, as Administrative
                                            Agent


                                            Per:
                                                ------------------------------
                                                 Authorized Signing Officer


                                            Per:
                                                ------------------------------
                                                 Authorized Signing Officer

                                            Address:     100 King Street West
                                                         1 First Canadian Place
                                                         4th Floor
                                                         Toronto, Ontario
                                                         M5X 1H3


                                            Telephone:   (416) 359-4565
                                            Telecopier:  (416) 867-5938

                                            Attention:   Kitty Chan
                                                         Deal Specialist, Agent
                                                         Bank Services

Operating                                     BANK OF MONTREAL, as Operating
Commitment:           Cdn. $6,000,000         Lender, Tranche A Lender,
                                              Tranche B Lender and
                                              Documentary Credit Lender


Tranche A
Commitment:           Cdn. $21,000,000
                                              Per:_________________________
Tranche B                                         Authorized Signing Officer
Commitment:           Cdn. $3,000,000

Documentary Credit
Commitment:           U.S. $5,000,000
                                              Per:_________________________
                                                  Authorized Signing Officer

                                              Address:    100 King Street West
                                                          1 First Canadian Place
                                                          4th Floor
                                                          Toronto, Ontario
                                                          M5X 1H3

                                              Telephone:  (416) 359-6890
                                              Telecopier: (416) 359-7796

                                              Attention:  Robert Wright

Operating                                   BANK OF AMERICA, N.A., acting
Commitment:    Cdn. $4,000,000              through its Canada Branch, as
                                            Operating Lender, Tranche A Lender
                                            and Tranche B Lender

Tranche A
Commitment:    Cdn. $14,000,000
                                            Per:_________________________
Tranche B                                       Authorized Signing Officer
Commitment:    Cdn. $2,000,000

                                            Per:_________________________
                                                Authorized Signing Officer

                                            Address:    200 Front Street West
                                                        Suite 2700
                                                        Toronto, Ontario
                                                        M5B 3L2

                                            Telephone:  (416) 349-5496
                                            Telecopier: (416) 349-4282

                                            Attention: Nelson Lam VP

Operating                                  CANADIAN IMPERIAL BANK OF COMMERCE,
Commitment:    Cdn. $4,000,000             as Operating Lender, Tranche A Lender
                                           and Tranche B Lender

Tranche A
Commitment:    Cdn. $14,000,000
                                           Per:_________________________
Tranche B                                      Authorized Signing Officer
Commitment:    Cdn. $2,000,000

                                           Per:_________________________
                                               Authorized Signing Officer

                                           Address:    199 Bay Street, 3rd Floor
                                                       Commerce Court West
                                                       Toronto, Ontario
                                                       M5L 1A2

                                           Telephone:  (416) 980-5170
                                           Telecopier: (416) 980-5011

                                           Attention:  Sandra Seaton Barnes

Operating                                 NATIONAL BANK OF CANADA, as Operating
Commitment:   Cdn. $4,000,000             Lender, Tranche A Lender and Tranche B
                                          Lender

Tranche A
Commitment:   Cdn. $14,000,000
                                          Per:_________________________
Tranche B                                     Authorized Signing Officer
Commitment:   Cdn. $2,000,000

                                          Per:_________________________
                                              Authorized Signing Officer

                                          Address:      The Exchange Tower
                                                        130 King Street West
                                                        Suite 820, P.O. Box 428
                                                        Toronto, Ontario
                                                        M5X 1E3

                                          Telephone:    (416) 864-7550
                                          Telecopier:   (416) 864-7819

                                          Attention:    Larry S. Yamamoto

Operating                                  JPMORGAN CHASE BANK, N.A., TORONTO
Commitment:     Cdn. $2,000,000            BRANCH, as Operating Lender, Tranche
                                           A Lender and Tranche B Lender

Tranche A
Commitment:     Cdn. $7,000,000
                                           Per:_________________________
Tranche B                                      Authorized Signing Officer
Commitment:     Cdn. $1,000,000

                                           Per:_________________________
                                               Authorized Signing Officer

                                           Address:     Royal Bank Plaza
                                                        Floor 1800
                                                        Toronto, Ontario
                                                        M5J 2J2

                                           Telephone:   (416) 981-9123
                                           Telecopier:  (416) 981-9138

                                           Attention:   Christine Chan